As filed with the Securities and Exchange Commission on October 7, 2020.

Registration No. 333-248969

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATI INTERMEDIATE HOLDINGS, LLC

to be converted as described herein to a corporation named

ARRAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	83-2747826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Fusaro

Chief Executive Officer

ATI Intermediate Holdings, LLC

3901 Midway Place NE

Albuquerque, New Mexico 87109

(505) 881-7567

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, P.C. Michael Kim, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Charlotte MacVane General Counsel and Chief Legal Officer ATI Intermediate Holdings, LLC 3901 Midway Place NE Albuquerque, New Mexico 87109 (505) 881-7567	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Common Stock, par value $0.001 per share	38,812,500	$21.00	$815,062,500	$88,924

(1)	Includes 5,062,500 shares the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. An additional fee of $78,013 has been paid for the registration of the additional maximum aggregate offering price of $715,062,500.

(3)	Includes the offering price of the 5,062,500 shares the underwriters have the option to purchase.
(4)	$12,980 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

ATI Intermediate Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately before the effectiveness of this registration statement, ATI Intermediate Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Array Technologies, Inc., and on or about the time of the consummation of this offering, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, intends to change its name to Array Tech, Inc., as described in the section “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the sole member of ATI Intermediate Holdings, LLC will become the sole holder of shares of common stock of Array Technologies, Inc. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “Array Technologies,” “we,” “us,” “our” or similar terms refer to ATI Intermediate Holdings, LLC and its consolidated subsidiaries before the Corporate Conversion, and Array Technologies, Inc. and, where appropriate, its subsidiaries after the Corporate Conversion. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of ATI Intermediate Holdings, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of Array Technologies, Inc. are being offered by the accompanying prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 7, 2020.

33,750,000 Shares

Array Technologies, Inc.

Common Stock

This is an initial public offering of shares of common stock of Array Technologies, Inc. (“Array Technologies”). We are offering 7,000,000 shares of our common stock to be sold in the offering. The selling stockholder is offering 26,750,000 shares of common stock to be sold in the offering. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $19.00 and $21.00. We have applied to list our common stock on The Nasdaq Global Market (“Nasdaq”) under the symbol “ARRY.”

We are an “emerging growth company” as defined under the U.S. federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree Power”), Oaktree ATI Investors, L.P. (“Oaktree Investors” and, together with Oaktree Power, “Oaktree”) and Ron P. Corio, our founder, currently beneficially own a majority of our common stock through ATI Investment Parent, LLC (“Parent”), which currently owns 100% of our common stock. Following this offering, Oaktree and Ron P. Corio will beneficially own shares of our common stock, which will represent approximately 73% of our total outstanding shares of common stock. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. See “Management—Controlled Company Exemption” and “Principal and Selling Stockholders.”

Each of our executive officers named herein has committed to use 50% of the after-tax value of the distributions he or she expects to receive in connection with this offering (other than our Chief Commercial Officer who has committed to use 40% of the after-tax value of such distribution) to purchase shares of our common stock at the initial public offering price. Based on an initial public offering price of $20.00, which is the midpoint of the range set forth above, such reinvestment would result in an aggregate purchase of 402,163 shares of common stock. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”

See “Risk Factors” beginning on page 19 to read about factors you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Array Technologies, Inc., before expenses	$	$
Proceeds to the selling stockholder, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 33,750,000 shares of common stock, the selling stockholder has granted the underwriters the option to purchase up to an additional 5,062,500 shares at the initial public offering price less the underwriting discount within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                 , 2020 through the book-entry facilities of the Depositary Trust Company.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	Guggenheim Securities	Morgan Stanley

Credit Suisse	Barclays	UBS Investment Bank

Co-Managers

Cowen	Oppenheimer & Co.	MUFG	Nomura

Prospectus dated                  , 2020.

ARRAY TECHNOLOGIES

i

About This Prospectus

Unless the context otherwise requires, all references in this prospectus to the “Company,” “Array Technologies,” “we,” “us,” “our” or similar terms refer to ATI Intermediate Holdings, LLC and its consolidated subsidiaries before the Corporate Conversion, and Array Technologies, Inc. and, where appropriate, its subsidiaries after the Corporate Conversion. See “Corporate Conversion.”

We, the selling stockholder and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we, the selling stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Trademarks

This prospectus contains references to our trademarks, trade names and service marks. “DuraTrack” and “DuraRack” are trademarks of Array Technologies, Inc. in the United States and/or other countries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market and Industry Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary,” “Industry Overview” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including IHS Markit—Global PV Tracker Market Report—2020 (June 30, 2020), IHS Markit—PV Installations Tracker—Q2 2020 (June 19, 2020), BloombergNEF—U.S. Wind and PV Capex by Region (April 8, 2020), BloombergNEF—Global Capex Benchmark, Utility-Scale PV (April 28, 2020), BloombergNEF—1H 2020 LCOE Update (April 28, 2020), BloombergNEF—2Q 2020 Global PV Market Outlook (May 20, 2020) and DNV GL—SmarTrack Field Testing Validation (May 21, 2020) and TÜV Rheinland PTL—Risk and Economic Analysis on Two Tracker Architectures (September 8, 2017). Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

ii

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

iii

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references to “solar energy projects” or “projects” mean solar photovoltaic systems that produce electricity. When used to describe a solar energy project, megawatts (“MWs”) or gigawatts (“GWs”) means the direct current capacity of a solar energy project under standard temperature and conditions. When used to describe a mounting system, MWs or GWs means a mounting system of the size necessary for a solar energy project with that capacity. Unless the context otherwise requires, references to “installations” mean the total capacity of solar energy projects or mounting systems measured in MWs or GWs that were installed in the period. Unless the context otherwise requires, descriptions of the percentage of the market that are represented by a particular type of solar project or mounting system are based on the installed capacity in that period.

Our Company

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy and deliver a 22% lower levelized cost of energy (“LCOE”) than projects that use “fixed tilt” mounting systems, according to BloombergNEF. Trackers represent between 10% and 15% of the cost of constructing a ground-mounted solar energy project, and approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers according to BloombergNEF and IHS Markit, respectively.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to engineering, procurement and construction firms (“EPCs”) that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. In 2019, we derived 87%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively. As of June 30, 2020, we had shipped more than 21 GWs of our trackers to customers worldwide.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees.

Our Tracker System

Large-scale solar energy projects are typically laid out in successive “rows” that form an “array.” An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have patented single-axis tracker systems that use one electric motor to drive the rotation of multiple rows through articulated driveline joints, require only a single bolt clamp to attach solar panels and automatically stow in high wind conditions. We refer to our design as the “DuraTrack” system. We believe our DuraTrack system has significant advantages, including:

•

Requiring fewer motors per megawatt than competing products. Our tracker system uses less than one motor per megawatt which compares with more than 25 motors per megawatt for our largest competitor. Using fewer motors per megawatt lowers the cost, reduces the number of failure points and minimizes the maintenance requirements of our system. Fewer motors per megawatt also reduces the number of motor controllers and the amount of wiring and other ancillary parts that are required for the system, which further reduces cost, simplifies installation and improves reliability.

•

Creating site design flexibility. Our drive-shaft joints articulate, which allows successive rows in the array to be offset by a combined angle of up to 40 degrees horizontally or vertically and accommodate up to a 26% grade. The ability to offset rows allows our customers to accommodate undulating terrain and irregular site boundaries without the need for extensive grading. We estimate that eliminating grading reduces construction costs by $0.01 to $0.07 per watt of installed capacity, maximizes the use of available land and helps preserve the site environment.

•

Enabling higher power density than competing products. Our system is designed to minimize “dead space,” which we define as any area in the system that could otherwise be occupied by a solar panel. Minimizing dead space is important to our customers because maximizing power production per acre increases their return on investment. Our system minimizes dead space by locating our gearbox and drive shafts below the solar panels, as opposed to next to them in some of our competitors’ systems, and by using our patented low-profile clamps that require less than 1⁄4 inch of spacing between each panel in a row. Together, we believe these features allow our system to generate approximately 5% more power per acre than our largest competitor’s comparative design.

•

Making installation easier. The amount of labor and time required during construction are major contributors to the cost of a solar energy project. We believe our tracker is simpler and faster to install than competing products because it has fewer parts, requires only one bolt to attach each solar panel, ships largely preassembled from our factory, is efficiently packaged based on component location in the array rather than by part type, and does not require any special tools to install.

•

Automatically stowing in high wind conditions. Most damage to ground-mounted solar arrays is caused by high winds. Avoiding wind damage requires rotating the panels into a position that minimizes lifting forces as wind speeds increase. This feature is commonly referred to as “wind stow.” Most tracker systems rely on anemometers to determine when wind forces reach levels that could damage the array. The anemometers communicate with motor controllers that in turn instruct the motors in the tracker system to rotate the array into a wind stow position. Power to operate the motors is typically provided by a series of batteries. A failure of any of these components can cause the array to fail to stow, which may result in catastrophic damage. Our trackers operate differently. Each row in our system has a gearbox with a patented torque limiting technology which acts as a clutch that releases when wind forces reach a certain level, relieving the pressure on the row by allowing it to rotate freely. We refer to this capability as “passive stow.” As a purely mechanical system, passive stow eliminates the possibility of severe damage to the array from a failure to stow stemming from a loss of power or electronic component failure. Additionally, our trackers stow each row individually based on the wind force at that particular row, which allows unaffected rows in the array to continue to generate power while many of our competitors’ products indiscriminately stow the entire array.

•

Having high reliability and no scheduled maintenance. Solar energy projects are expected to operate for at least 30 years, so their reliability and maintenance costs can have a significant impact on the owner’s return on investment. We have designed our tracker to minimize the number of components and potential failure points, provide redundancy in the event of a component failure and eliminate the need for scheduled maintenance, which reduces the total cost of ownership and improves return on investment for the users of our products. Based on an independent analysis by TÜV Rheinland PTL, an internationally-recognized testing, inspection and certification company that has been providing independent evaluations of equipment used in solar energy projects for more than three decades, we believe our system will require 433 times fewer service hours than our largest competitor’s system.

•

Incorporating software and machine learning capabilities that enhance performance. Trackers are typically programmed to rotate panels in an array on a defined schedule. These schedules are made based on the average angle of insolation for the general area where the project is located but do not usually take into account the site’s specific terrain, weather or air quality conditions. We have developed a software offering called SmarTrack that uses site-specific weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production. Our SmarTrack software does not require additional hardware and DNV-GL, an independent engineering firm, has projected that using our SmarTrack software can increase energy production in certain circumstances by up to 5%.

•

Meeting prospective national security requirements for U.S. critical energy infrastructure. Large solar energy projects are subject to heightened and evolving reliability and cybersecurity standards reviewed and approved by the U.S. government. We do not source controllers and other key electronic components from manufacturers that may be deemed to pose threats to U.S. national security, or rely on open, wireless communication protocols that can be easily hacked. As cyber attacks on infrastructure become more prevalent, we believe the U.S. government will impose increasingly stringent cyber security requirements on solar energy projects. For example, in May 2020, the President issued an executive order banning the importation and acquisition of bulk-power system electric equipment designed or manufactured by a foreign adversary, where such equipment poses a threat to grid security. The Administration subsequently issued clarifications including which countries are designated as “foreign adversaries” for the purposes of the executive order, naming China, Cuba, Iran, North Korea, Venezuela, and Russia. Providers and vendors to the grid-connected power system, such as us, must be vigilant against vulnerabilities to exploitation in equipment, especially where such equipment is used in control systems. Our control systems are not sourced from suppliers in the countries identified by the Administration, and we continue to work with our suppliers and the government to ensure compliance with the intent and scope of the executive order.

Our Market Opportunity

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Historically, we have derived the majority of our revenues from the sale of trackers used in solar energy projects located in the U.S.

U.S. Solar Market. Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. IHS Markit forecasts that this rapid growth will continue, with annual installations of ground-mounted solar generation capacity in the U.S. increasing from 10.9 GWs in 2019 to 19.6 GWs in 2023, representing a compound annual growth rate of 16%. We believe key drivers supporting continued growth in U.S. solar generation include:

•

Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of June 2020, 30 U.S. states, three territories and the District of Columbia had adopted Renewable Portfolio Standards (“RPSs”), which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

•

Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, more than 175 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing 134 GWs of generation capacity, or approximately 12% of the total U.S. utility-scale generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation.

•

Increasing economic competitiveness of solar energy with fossil generation as measured by the LCOE. LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2022 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

•

Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

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Growing corporate and investor support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, 240 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of July 2020, and four companies had made the Amazon Climate Pledge as of July 2019, which calls on its signatories to be net zero carbon across their businesses by 2040. In September 2020, Climate Action 100+, an investor initiative which represents 500 global investors who collectively manage more than $47 trillion in assets, sent letters to certain boards and CEOs of large corporate emitters to urge them to commit to and set clear goals to pursue transition to net-zero emissions by 2050 or sooner. We believe that corporate and investor commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

•

Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil fuel-fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market. Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019. We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers. IHS Markit forecasts that growth in installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 19% between 2019 to 2023.

As of August 31, 2020, we had $689 million of executed contracts and awarded orders (which we define as orders where we are in the process of documenting a contract but for which a contract has not yet been signed) for tracker systems with anticipated shipment dates in 2020 and 2021, representing a 65% increase relative to the same date last year.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in the solar energy market, reinforce our leadership position in the mounting systems market and distinguish us from our competitors:

•

Direct beneficiary of the global energy transition. Nations are rapidly moving to decarbonize their economies in order to reduce air pollution and fight climate change. A key element of decarbonizing the global economy is transitioning electricity generation from fossil fuels to renewable energy. Solar energy has become one of the lowest cost, most reliable and most flexible forms of renewable energy generation and is becoming a preferred option for electricity generation worldwide. As a leading provider of ground-mounting systems for solar energy projects, we benefit directly from the global transition to renewable energy through growing demand for our products. We estimate that approximately 15% of the future spending on ground-mounted solar energy projects can be addressed by our products.

•

Products independently verified to deliver the lowest cost of ownership and highest reliability. TÜV Rheinland PTL found that projects using our tracker system would achieve a 6.7% lower LCOE, 4.5% higher net present value, and 31% lower operations and maintenance cost than projects that used competing single row control architectures. We believe that independent verification of the superior total cost of ownership and higher reliability of our products helps us to attract and retain customers and grow our market share.

•

Panel technology agnostic. All solar panels require mounting systems, and our products are designed to work with all types of solar panels. As a result, we do not believe we are exposed to risk from changes in solar panel technology or shifts in market share between different manufacturers of solar panels. As long as there is demand for ground-mounted solar energy projects, we believe there will be demand for our products.

•

Large installed base. As of June 30, 2020, there were more than 17 GWs of our trackers operating worldwide, including over 14 GWs in the U.S., representing nearly 30% of the total utility scale solar generation capacity installed in the U.S. We believe the large installed base of our products reinforces the advantages of our trackers for both our customers and their financing sources who value established equipment vendors with long product operating histories.

•

Demonstrated ability to reduce the cost of our products while increasing profit margins. In order to enhance the competitiveness of our products and increase our margins, we continually work to reduce the cost of our products through innovation and rigorous supply chain management. These efforts have resulted in a reduction in cost of goods sold per watt by approximately 23% from 2017 through 2019. This has allowed us to reduce average selling prices by approximately 20% over the same period, driving significant increases in revenues, while simultaneously increasing gross profits and gross margins.

•

Experienced engineering team with a track record of continuous innovation. We have successfully introduced three generations of trackers. We believe each new version has delivered significant improvements in performance, reliability and total cost of ownership. As of June 30, 2020, approximately 30% of our salaried employees were engineers with expertise in software, electronics, material science, structural mechanics and civil engineering. We believe that our engineering expertise will enable us to continually improve the functionality and reliability of our products while reducing their cost.

•

Intellectual property and trade secrets portfolio. We maintain a portfolio of intellectual property and trade secrets related to our projects and business processes. Our core U.S. patent on a linked-row, rotating gear drive tracker (U.S. Patent No. 8,459,249) has also been issued in a number of other jurisdictions, including Australia, Chile, Germany, the European Patent Office, Spain, France and the U.K. We have also been granted six additional U.S. patents generally covering, among other things, technologies related to panel clamps/brackets, utilizing torque limiters to reduce hinge moment forces, and clearing obstructions. These additional patents have also been issued in a number of jurisdictions and are pending in others around the world. We have brought successful actions against competitors who have infringed on our intellectual property and our core U.S. patent was recently upheld in an inter partes review by the U.S. Patent and Trademark Office. In addition to our patents, we maintain a portfolio of trade secrets relating to, among other things, our pricing strategies, cost structures, sales pipelines and unpatented technology.

•

Highly scalable manufacturing with low capital intensity. We are an engineering and technology centric company with an assembly-focused manufacturing model. Approximately 80% of our cost of goods sold consists of purchased components, including motors, gearboxes, electronic controllers and steel tubing that we source from third-party suppliers. The remainder of our cost of goods sold is primarily labor to fabricate and assemble certain specialized parts of our system. As a result, our business requires minimal capital investment and generates significant cash flow, which has allowed us to make investments in research and development, repay debt and make distributions to our stockholders.

•

Rigorous supply chain management supported by a sophisticated enterprise resource planning (“ERP”) system. We have made substantial investments in our systems and supply chain designed to minimize material movement, working capital investment and costs of goods sold while enabling us to rapidly deliver large volumes of our products to project sites around the world. To minimize material movement and working capital investment, we typically ship purchased components representing more than 70% of our cost of goods sold directly from our suppliers to our customers’ sites. To lower our cost of goods sold, we employ components that are mass produced and widely available to maintain security of supply and to benefit from existing economies of scale. In addition, we believe the large volume of purchases that we make afford us preferential pricing and terms from our suppliers, which creates a competitive advantage.

•

U.S. operations that reduce the potential impact of trade tariffs. We are a U.S. company and our principal operations and manufacturing facility are in Albuquerque, New Mexico. We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

•

Adherence to environmental, social and governance (“ESG”) principles. We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We plan to report how we oversee and manage ESG factors material to our business under the Global Reporting Initiative (“GRI”), which maintains a public database for governments and businesses to communicate their impacts on climate change, human rights and corruption. As a part of our plan to provide ESG disclosures pursuant to GRI, we will describe how our business contributes to certain United Nations’ Sustainable Development Goals (“UN SDGs”).

Our Strategy

Our mission is to leverage our technology, people and processes to deliver solutions for the new energy economy that improve the performance, increase the reliability and reduce the cost of renewable energy. Key elements of our strategy include:

•

Delivering product innovations that will convert more customers to our products. We believe we have a long track record of delivering innovative products that lower our customers’ LCOE while maintaining high reliability. Our strategy is to grow our market share by reducing the manufacturing, installation and ownership cost of our products through improved design, performance and cost. We are currently developing the next generation of our DuraTrack system which we believe will deliver significant improvements in all of these areas.

•

Leveraging our global supply chain and economies of scale to reduce product cost. Purchased components are the largest contributor to our cost of goods sold. Our strategy is to continually reduce our cost of goods sold by leveraging the large volumes of materials and components we purchase against multiple, qualified suppliers to obtain the best price and terms while ensuring availability of inputs and mitigating the risk of supply chain disruptions.

•

Growing our international business. Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019, but only approximately 30% of international solar energy projects used trackers compared with approximately 70% in the U.S. according to IHS Markit. While our historical focus has primarily been the U.S. given the size and attractiveness of that market, we have recently made investments in our international sales capability and supply chain to secure and deliver on orders globally. We believe that the share of international solar energy projects that use trackers has the potential to increase to the same level as the U.S. because trackers deliver the same benefits outside the U.S. as they do in the U.S. Components of our international growth strategy include leveraging our relationships with existing customers, many who develop and construct projects globally; marketing region-specific products tailored to the unique needs of particular geographies; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement. We also plan to leverage the experiences we gained from entering the Australian market where we increased our share of projects over 1 MW from 0% in 2016 to 41% in the first half of 2020.

•

Creating new revenue streams that leverage our large installed base. We believe that the significant and continued growth in our installed base creates opportunities to sell products, software and services related to our tracker systems. Our strategy is to introduce a targeted set of offerings over time, including hardware and software upgrades and retrofits, as well as preventative maintenance and extended warranty plans that we believe can generate high margin, recurring revenues.

•	Expanding into related products and services in adjacent markets organically or through acquisition. Our strategy is to leverage our engineering capabilities, supply chain, sales and marketing resources, and customer relationships to expand our business into products and services for adjacent markets. We are currently evaluating markets for related products that are used in solar energy projects but that we do not currently supply, including foundations and electrical balance of system components, as well as other types of mounting and support structures used in electrical infrastructure. We may enter these markets by developing new products organically or through acquisitions.

Recent Developments

In connection with the IPO, our subsidiary, Array Tech, Inc. (f/k/a Array Technologies, Inc., prior to the effective date of the Corporate Conversion) expects to enter into a new credit facility consisting of (i) a $575 million senior secured seven-year term loan facility (the “New Term Loan Facility”) and (ii) a $150 million senior secured five-year revolving credit facility (the “New Revolving Credit Facility” and, together with the New Term Loan Facility, the “New Senior Credit Facility”). See “Description of Certain Indebtedness—New Senior Secured Credit Facility.”

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•	if demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;

•

if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•

we may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate;

•

the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows;

•	risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•	the viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•

a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;

•

the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

•

defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	presenting only two years of audited financial statements and only two years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsor

Oaktree is a leader among global investment managers specializing in alternative investments, with $122 billion in assets under management as of June 30, 2020. The firm emphasizes an opportunistic, value-

oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name ATI Intermediate Holdings, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately before the effectiveness of the registration statement of which this prospectus forms a part, ATI Intermediate Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Array Technologies, Inc. On or about the time of the consummation of this offering, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, intends to change its name to Array Tech, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see “Corporate Conversion.”

Corporate Structure

The following diagram sets forth a simplified view of our corporate structure as of June 30, 2020, after giving effect to the consummation of the Corporate Conversion and the consummation of this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

ATI Corporate Structure

ATI Investment Parent, LLC Public Stockholders Array Technologies, Inc. (f/k/a ATI Intermediate Holdings, LLC) Array Tech, Inc. (f/k/a Array Technologies, Inc.) Array Technologies International Pty Ltd Array Technologies Patent Holdings Co., LLC

Corporate Information

ATI Intermediate Holdings, LLC is a Delaware limited liability company formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC. Array Technologies, Inc., our operating company, was incorporated in the State of New Mexico in 1992. Our principal executive offices are located at 3901 Midway Place NE, Albuquerque, New Mexico 87109 and our telephone number at this address is (505) 881-7567. Our website is https://arraytechinc.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock we are offering	7,000,000 shares.

Common stock offered by the selling stockholder	26,750,000 shares.

Option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to 5,062,500 additional shares of our common stock from the selling stockholder at the initial public offering price less the underwriting discount.

Common stock to be outstanding after this offering	126,994,467 shares.

Reinvestment Commitment	Each of our executive officers named herein has committed to use 50% of the after-tax value of the distributions he or she expects to receive in connection with this offering (other than our Chief Commercial Officer who has committed to use 40% of the after-tax value of such distribution) to purchase shares of our common stock at the initial public offering price. Based on an initial public offering price of $20.00, which is the midpoint of the range set forth on the cover of this prospectus, such reinvestment would result in an aggregate purchase of 402,163 shares of common stock. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”

Use of proceeds	We expect to receive approximately $129 million based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to prepay approximately $105 million of the outstanding amount under our New Senior Credit Facility and, to the extent we have any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. See the section titled “Use of Proceeds” for more information.

We will not receive any proceeds from the sale of our common stock by the selling stockholder.

Controlled company	Upon completion of this offering, Oaktree and Ron P. Corio will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of Nasdaq, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption” and “Certain Relationships and Related Party Transactions.”

Dividend policy	We did not declare any dividends in the years 2019 and 2018, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including, restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Listing	We have applied to list our common stock on Nasdaq under the symbol “ARRY.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	gives effect to a 1-for-1.2 stock split of our common stock, which will occur after the effectiveness of this registration statement and before the closing of this offering (the “Stock Split”);

•	assumes an initial public offering price of $20.00, the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional 5,062,500 shares of common stock from the selling stockholder in this offering;

•

does not reflect the issuance of up to 5% of the shares of common stock outstanding at the closing of this offering (on a fully diluted basis) that are reserved for future grants or sale under our new long-term incentive plan (the “LTIP”); and

•	the effectiveness of our conversion from a Delaware limited liability company to a Delaware corporation, which will occur immediately before the effectiveness of this registration statement.

Summary Consolidated Financial and Other Data

The following table summarizes our consolidated financial and other interim data. We have derived the summary consolidated statements of operations and cash flows data for 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the statement of operations and cash flow data for the six months ended June 30, 2019 and 2020 and the balance sheet data as of June 30, 2020 from the unaudited condensed consolidated financial statements which are included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements include all normal recurring adjustments necessary, in the opinion of management, to summarize the financial positions and results for the period presented. Our historical results are not necessarily indicative of our results to be expected in any future period, and the historical results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and our consolidated interim financial statements and the related notes, as well as the sections captioned “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$290,783	$647,899	$225,417	$552,634
Cost of revenue	279,228	497,138	182,179	412,016

Gross profit	11,555	150,761	43,238	140,618

Operating expenses:
General and administrative	46,053	41,852	15,910	25,316
Depreciation expense	202	250	137	118
Amortization of intangibles	26,506	25,250	12,625	12,625

Total operating expenses	72,761	67,352	28,672	38,059

Income (loss) from operations	(61,206)	83,409	14,566	102,559
Other expense:
Other income (expense), net	(447)	(33)	116	(2,134)
Interest expense	(19,043)	(18,797)	(9,387)	(7,640)

Total other expense	(19,490)	(18,830)	(9,271)	(9,774)

Income before income tax expense (benefit)	(80,696)	64,579	5,295	92,785
Income tax expense (benefit)	(19,932)	24,834	10,519	16,708

Net income (loss)	$(60,764)	$39,745	$(5,224)	$76,077

Weighted-average number of units outstanding, basic and diluted	1	1	1	1

Earnings (loss) per unit, basic and diluted	$(60,764)	$39,745	$(5,224)	$76,077

Pro forma earnings per share information(1) (unaudited)
Pro forma net income		$24,298		$69,884

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except per share data)
Pro forma basic and diluted earnings per share		$0.19		$0.55

Pro forma weighted average shares outstanding — basic and diluted		126,994		126,994

The following table presents summary consolidated balance sheet data as of June 30, 2020 on:

•	on an actual basis; and

•

on a pro forma basis to reflect the anticipated cash distribution of $590,000,000 that we anticipate paying to our Parent prior to the closing of this offering (the “Special Distribution”) and the funding of the Special Distribution with borrowings under the New Term Loan Facility (together, the “Special Distribution Transactions”); and

•

on a pro forma as adjusted basis to reflect (1) the Special Distribution Transactions, (2) the sale and issuance by us of 7,000,000 shares of our common stock in this offering, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on June 30, 2020, (3) the Corporate Conversion, (4) the completion of the 1-for-1.2 Stock Split effective following the Corporate Conversion and prior to the time of this offering, (5) the payment by us of estimated offering expenses of $4.0 million, and (6) the estimated impact of the earn-out.

	As of December 31,		As of June 30, 2020
				(unaudited)
	2018	2019	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$40,826	$361,257	$37,984	$19,859	$29,342
Total assets	$509,861	$923,581	$557,978	$542,853	$552,895
Total liabilities	$245,387	$618,430	$174,339	$749,214	$642,327
Total member’s equity/stockholders’ equity/(deficit)	$264,474	$305,151	$383,639	$(206,361)	$(89,430)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(11,727)	$386,073	$(2,843)	$(247,900)
Net cash used in investing activities	$(6,430)	$(1,697)	$(434)	$(265)
Net cash provided by (used in) financing activities	$50,863	$(63,945)	$(24,492)	$(75,108)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Other Financial Information (unaudited):
Adjusted EBITDA(2)	$(22,652)	$121,789	$32,560	$123,852
Adjusted Net Income(2)	$(33,197)	$76,592	$17,223	$86,310
Capital expenditures(3)	$2,073	$1,697	$434	$265

(1)

We compute pro forma earnings per share as if the Corporate Conversion, Stock Split and Special Distribution Transactions had occurred on January 1, 2019. Pro forma basic earnings per share is computed using pro forma net income divided by the weighted average number of common shares outstanding during the period. Pro forma net income reflects additional interest expense (net of tax) of $15.5 million and $6.2 million assumed incurred to finance the portion of the Special Distribution that exceeds both the gross proceeds from the equity offering and the previous twelve months earnings for the year ended December 31, 2019 and six months ended June 30, 2020, respectively. Weighted average number of common shares outstanding includes 119,994,467 shares related to the Corporate Conversion and Stock Split and 7,000,000 shares to give effect to the number of shares whose proceeds would be necessary to pay the Special Distribution. Pro forma diluted earnings per share is computed using the weighted average number of common shares and the effect of potentially dilutive equity awards outstanding during the period. There were no potentially dilutive equity securities in the period presented.

(2)

We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest expense, (ii) other (income) expense, (iii) income tax expense (benefit), (iv) depreciation expense, (v) amortization of intangibles, (vi) share based compensation, (vii) ERP implementation costs, (viii) certain legal expense, and (ix) other costs. We define Adjusted Net Income as net income (loss) plus (i) amortization of intangibles, (ii) share based compensation, (iii) ERP implementation costs, (iv) certain legal expenses, (v) other costs, and (vi) income tax expense (benefit) of adjustments.

Adjusted EBITDA and Adjusted Net Income are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA and Adjusted Net Income because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA and Adjusted Net Income: (i) as a factor in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA and Adjusted Net Income to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; do not reflect income tax expense or benefit; and other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, which limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted Net Income on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA and Adjusted Net Income below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Net income (loss)	$(60,764)	$39,745	$(5,224)	$76,077
Interest expense	19,043	18,797	9,387	7,640
Other expense	447	33	(116)	2,134
Income tax expense (benefit)	(19,932)	24,834	10,519	16,708
Depreciation expense	1,944	2,066	1,032	1,099
Amortization of intangibles	26,506	25,250	12,625	12,625
Share based compensation	—	799	—	2,411
ERP implementation costs(a)	5,810	2,874	1,337	1,571
Legal expense(b)	1,483	3,915	2,137	835
Other costs(c)	2,811	3,476	863	2,752

Adjusted EBITDA	$(22,652)	$121,789	$32,560	$123,852

(a)	Represents consulting costs associated with our enterprise resource planning system implementation in 2018.
(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(c)

For the year ended December 31, 2018 and 2019, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future and (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (iii) non-cash charges for the remeasurement of the fair value related to the Tax Receivable Agreement (as defined herein) entered into by the Company and the former majority shareholder of Array and earn-out payments in the form of cash upon the occurrence of certain events of ($0.8) million and $0.6 million in 2018 and 2019, respectively. For the six month periods, other costs represent (i) consulting fees for certain accounting finance and IT services of $2.4 million and $0.0 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (ii) $0.2 million in the six months ended June 30, 2019 for the executive consulting costs, (iii) non-cash charges for the remeasurement of the fair value of the Tax Receivable Agreement of ($1.8) million and $2.4 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, and (iv) $0.3 million during the six months ended June 30, 2020 for costs incurred in preparation for a potential initial public offering.

The following table reconciles net income (loss) to Adjusted Net Income for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Net Income (loss)	$(60,764)	$39,745	$(5,224)	$76,077
Amortization of Intangibles	26,506	25,250	12,625	12,625
Share Based Compensation	—	799	—	2,411
ERP Implementation Costs(a)	5,810	2,874	1,337	1,571
Legal Expense(b)	1,483	3,915	2,137	835
Other Costs(c)	2,811	3,476	863	4,984
Income Tax Expense (Benefit) of Adjustments(d)	(9,043)	(8,752)	(3,799)	(5,584)
Non-recurring income tax adjustments related to the IRS settlement and Cares Act(e)	—	9,284	9,284	(6,608)

Adjusted Net Income	$(33,197)	$76,592	$17,223	$86,310

Adjusted Effective Tax Rate(e)	24.7%	24.1%	22.4%	24.9%

(a)	Represents consulting costs associated with our ERP system implementation in 2018.

(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgement has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we incur from time to time in the ordinary course of our business.

(c)

For the year ended December 31, 2018 and 2019, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future, (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (ii) non-cash charges for the remeasurement of the fair value related to the Tax Receivable Agreement entered into by the Company and the former majority shareholder of the Company and earn-out payments in the form of cash upon the occurence of certain events of ($0.8) million and $0.6 million in 2018 and 2019, respectively. For the six month periods ending June 30, 2019 and 2020, other costs represent (i) consulting fees for certain accounting, finance and IT services of $2.4 million and $0.0 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (ii) $0.2 million in the six months ended June 30, 2019 for the executive consulting costs, (iii) non-cash charges for the remeasurement of the fair value of the Tax Receivable Agreement of ($1.8) million and $2.4 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (iv) $0.3 million during the six months ended June 30, 2020 for costs incurred in preparation for a potential initial public offering, and (v) $2.2 million in the six months ended June 30, 2020 for amounts owed to the former majority shareholder in connection with tax benefits received as part of the CARES Act.

(d)	Represents incremental tax expense (benefit) from adjustments assuming the adjusted effective tax rate.

(e)

Represents the adjusted effective tax rate for the periods presented, adjusted for the following items (i) for the year ended December 31, 2019, the effective tax rate of 38.5% was reduced by 14.4% ($9.3 million) to 24.1% to eliminate the impact of adjustments made to income tax expense due to the settlement of an IRS examination, (ii) for the six months ended June 30, 2020, the effective tax rate of 18.1% was increased by 6.8% ($6.6 million) to eliminate the impact of the CARES Act, and (iii) for the six months ended June 30, 2019, the effective tax rate of 127.3% was reduced by 104.9% ($9.3 million) to 22.4% to eliminate the impact of adjustments made to income tax expense due to the settlement of an IRS examination.

(3)	Capital expenditures represent cash paid in the period for the purchase of property, plant and equipment but does not include any repair and maintenance costs as these are expensed when incurred.

Risk Factors

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

If demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer.

Our solution is utilized in large-scale ground-mounted solar energy projects. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers and businesses will adopt solar energy as an alternative energy source at levels sufficient to grow our business. If demand for solar energy fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility, and (4) that reduce barriers for third parties to challenge PURPA eligibility. The net effect of these changes is uncertain, as FERC’s final rules do not become effective until 120 days after publication in the Federal Register, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the U.S., Europe or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors from duplicating our processes or technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We have applied for patents in numerous countries across the world, including in the United States, Europe, and China, some of which have been issued. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to United States patents issued to us, there can be no assurance that any of our patents, patent applications, or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around, or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings including re-examination, post-grant review, interference, opposition, or derivation proceedings, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subjected to attacks on ownership, validity, enforceability, or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products. Moreover, our patents and patent applications may only cover particular aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed, or otherwise violated. Filing, prosecuting, maintaining, and defending our intellectual property in all countries throughout the world may be prohibitively expensive, and we may choose to forego such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have initiated, and may in the future need to initiate infringement claims or litigation in order to try to protect or enforce our intellectual property rights. For instance, we have brought an action against a competitor in connection with misappropriation of trade secrets that remains pending. See “Business—Legal Proceedings.” Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation, or other violation of patents or other intellectual property rights and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of these types of claims. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would materially and adversely affect our business, financial condition, results of operations and prospects. Finally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase some of our components and materials outside of the United States through arrangements with various vendors. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including exports to the United States. Actions in various countries, particularly China and the United States, have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the escalating trade war between China and the United States;

•

the potential imposition of restrictions on our acquisition, importation, or installation of equipment under future U.S. regulations implementing the Executive Order on Securing the United States Bulk-Power System;

•	quotas imposed by bilateral trade agreements;

•	foreign currency fluctuations;

•	natural disasters;

•

public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the ongoing novel coronavirus outbreak originating in China;

•	theft;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of vendors; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition or results of operations.

Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products or for products used in solar energy projects more broadly, such as module supply and availability. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 301 of the Trade Act of 1974 and has imposed additional tariffs on steel and aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962. To the extent we continue to use overseas suppliers of steel and aluminum, these tariffs could result in interruptions in the supply chain and impact costs and our gross margins. Additionally, in January 2018, the United States adopted a tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, in July 2018, the United States adopted a 10% tariff on a long list of products imported from China under Section 301 of the Trade Act of 1974, including, inverters and power optimizers, which became effective on September 24, 2018. In June 2019, the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On January 15, 2020, the United States and China entered into an initial trade deal that preserves the bulk of the tariffs placed in 2018 and maintains a threat of additional tariffs should China breach the terms of the deal.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems in the United States increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand of solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers, suppliers, and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations.

Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) pandemic first identified in Wuhan, China. Any widespread outbreak of contagious diseases, and other adverse public health developments, could cause disruption to, among other things, our ground operations at project sites, our manufacturing facilities and our suppliers and vendors located in the United States, India and elsewhere and have a material and adverse effect on our business operations. Our ground operations at project sites, our manufacturing facilities and our suppliers and vendors could be disrupted by worker absenteeism, quarantines, shortage of COVID-19 test kits and personal protection equipment for employees, office and factory closures, disruptions to ports and other shipping infrastructure, or other travel or health-related restrictions. If our ground operations at project sites, our manufacturing facilities and our suppliers or vendors are so affected, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships. For example, our suppliers and vendors in India have been affected by business closures and disruptions to ports and other shipping infrastructure. In addition, the macroeconomic effects of the COVID-19 pandemic in the United States and other markets has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and impact our operating results.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the COVID-19 pandemic can be controlled and abated. Further, while jurisdictions in which we operate have gradually allowed the reopening of businesses and other organizations and removed the sheltering restrictions, it is premature to assess whether doing so will result in a meaningful increase in economic activity and the impact of such actions on further COVID-19 cases.

We are monitoring the recent global health emergency driven by the potential impact of the COVID-19 pandemic, along with global supply and demand dynamics. The extent to which these events may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Although we have thus far avoided significant impact to performance of operations, and have not incurred, to date, liquidated damages due to delay, we have encountered and could encounter in future project delays due to impacts on suppliers, customers, or others. The duration and intensity of these impacts and resulting disruption to our operations is uncertain and continues to evolve as of the date of this registration statement. Accordingly, management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We may not be eligible to participate in the relief programs provided under the recently adopted Coronavirus Aid Relief, and Economic Security (CARES) Act and even if we are eligible we may not realize any material benefits from participating in such programs.

The U.S. government has taken a number of actions to mitigate the impact of the COVID-19 pandemic on the U.S. economy. Among other steps taken, the Federal Reserve cut the federal funds rate in March 2020, and also lowered the interest rate on emergency lending at the discount window and lengthened the term of loans to 90 days. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. Key provisions of the CARES Act include one-time payments to individuals, strengthened unemployment insurance, additional health-care funding, loans and grants to certain businesses, and temporary amendments to the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Small Business Administration was tapped to lead the effort to loan funds to small businesses, in conjunction with banks. The Federal Reserve and the U.S. Treasury have also responded with lending programs under the CARES Act. Further, the Federal Reserve has intervened with a number of credit facilities intended to keep the capital markets liquid.

The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. While we have not been eligible to participate in certain relief programs provided under the CARES Act, such as the Paycheck Protection Program, we are evaluating the applicability of other relief programs provided under the CARES Act to the Company, and the potential impacts on our business. The Company began deferring the employer portion of social security payments in April 2020. In June 2020, the Company filed a carryback claim for a tentative refund of $13.0 million pursuant to the CARES Act that extended net operating loss carryback provisions.

Accounting for the income tax effects of the CARES Act and subsequent guidance issued will require complex new calculations to be performed and significant judgments in interpreting the legislation. Additional guidance may be issued on how the provisions of the CARES Act will be applied or otherwise administered that is different from our interpretation. While we may determine to apply for such credits or other tax benefits provided under the CARES Act, there is no guarantee that we will meet any eligibility requirements to benefit from any of the tax relief provisions under the CARES Act or, even if we are able to participate, that such provisions will provide meaningful benefit to our business.

The viability and demand for solar energy and the demand for our products are impacted by many factors outside of our control, which makes it difficult to predict our future prospects.

The viability and demand for solar energy, and in turn, our products, may be affected by many factors outside of our control. While we have been in existence since 1989, we have recently grown and expanded significantly. Our recent significant growth and expansion, combined with the rapidly evolving and competitive nature of our industry, makes it difficult to predict our future prospects. We have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. Some of the factors outside of our control which may impact the viability and demand for solar energy include:

•

cost competitiveness, reliability and performance of solar energy systems compared to conventional and non-solar renewable energy sources and products and cost competitiveness, reliability and performance of our products compared to our competitors;

•	availability and scale and scope of government subsidies and incentives to support the development and deployment of solar energy solutions;

•	prices of traditional carbon-based energy sources;

•	levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows;

•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products; and

•	if we do not manage these risks and overcome these difficulties successfully, our business will suffer.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations, and cash flow.

We are dependent on a relatively small number of customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. For 2019, two customers, Blattner Energy Inc. and EDF Renewables, make up 28.7% of revenue and are the only customers constituting greater than 10% of total revenue. For the six months ended June 30, 2020, the Company’s largest customer and five largest customers constituted 17.7% and 51.6% of our total revenues, respectively. For the six months ended June 30, 2020, two customers, EDF Renewables and Lightsource Renewable Energy US LLC, constituted more than 10% of total revenue. The loss of any one of the Company’s significant customers, their inability to perform under their contracts, or their default in payment, could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry, and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. As of June 30, 2020, the Company’s largest customer and five largest customers constituted 8.4% and 9.0% of trade accounts receivable, respectively. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could materially reduce net sales and operating results in any reporting period.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments of renewable energy credits associated with renewable energy generation, and an exclusion of solar energy systems from property tax assessments. See “Business—Government Incentives.”

For example, the solar investment tax credit (“ITC”) provides a federal income tax credit for developers of commercial solar projects. The ITC was originally enacted by Congress in 2005 with a multi-year extension approved in 2015. Under the current text of the legislation, the tax credit phases down over a four-year period beginning in 2020 as follows: 30% for 2019, 26% for 2020, 22% for 2021, and 10% for 2022 or later. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue.”

The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives and regulations mandating the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity or regulations mandating the use of renewable energy may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning.

In addition, federal, state, local and foreign government bodies have implemented various policies that are intended to promote renewable electricity generally or solar electricity in particular. Chief among these policies is the RPS. Currently, 30 U.S. states, the District of Columbia, and 3 U.S. territories have implemented some form of RPS, which mandates that a certain portion of electricity delivered by regulated utilities to customers come from a set of eligible renewable energy resources by a certain compliance date. RPSs vary widely by jurisdiction. In some areas, requirements have been satisfied and utilities must only prevent reductions in qualifying energy purchases and sales, while other jurisdictions’ RPSs continue to require substantial increases, up to 100 percent renewable electric generation, with final compliance dates typically 20 or more years out.

While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and our business.

Moreover, policies of the U.S. presidential administration may create regulatory uncertainty in the renewable energy industry, including the solar energy industry, and adversely affect our business. For example, in June 2017, the U.S. President announced that the United States would withdraw from participation in the 2015 Paris Agreement on climate change mitigation, and in June 2019, the U.S. Environmental Protection Agency issued the final Affordable Clean Energy (“ACE”) rule and repealed the Clean Power Plan (“CPP”). Under the ACE rule, emissions from electric utility generation facilities would be regulated only through the use of various “inside the fence” or onsite efficiency improvements and emission control technologies. In contrast, the CPP allowed facility owners to reduce emissions with “outside the fence” measures, including those associated with renewable energy projects. While the ACE rule is currently subject to legal challenges and may be subject to future challenges, the ultimate resolution of such challenges, and the ultimate impact of the ACE rule, is uncertain.

Finally, the solar industry has in past years experienced periodic downturns due to, among other things, changes in subsidies and incentives, as well as other policies and regulations, which, as noted above, may affect the demand for equipment that we manufacture. Although the solar industry has recovered from these downturns, there is no assurance that the solar industry will not suffer significant downturns in the future, which will adversely affect demand for our solar products.

A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of:

•	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of smart-grid technologies that lower the peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•	development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our customers, which could result in reduced demand for our products.

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

An increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for end customers to finance the cost of a solar energy system and could reduce the demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, an increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or their customers to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. An increase in interest rates could lower an investor’s return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these end-users to seek alternative investments.

We are required to make payments under the Tax Receivable Agreement if and when cash tax savings are realized, and the amounts of such payments could be significant.

Concurrent with the acquisition of Array Technologies, Inc., Array Technologies, Inc. entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Ron P. Corio, our indirect stockholder. The Tax

Receivable Agreement requires that Array Technologies, Inc. pay Ron P. Corio for a portion of certain federal, state, local and non-U.S. tax benefits that we actually realize (or are deemed to realize in certain circumstances) in taxable periods following the acquisition of Array Technologies, Inc. These payments are obligations if and when cash tax savings are realized. The Tax Receivable Agreement will continue until all tax benefit payments have been made or we elect early termination under the terms described in the Tax Receivable Agreement (or the Tax Receivable Agreement is otherwise terminated pursuant to its terms).

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise; however, these payments could be significant. We estimate that, as of June 30, 2020, the undiscounted future expected payments under the Tax Receivable Agreement are $25.3 million. In addition, in certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. Moreover, we will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Further, our payment obligations under the Tax Receivable Agreement are not conditioned upon Ron P. Corio having a continued interest in us or our subsidiaries. Accordingly, Ron P. Corio’s interests may conflict with those of the holders of our common stock. Please see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

We depend upon a small number of outside vendors. Our operations could be disrupted if we encounter problems with these vendors.

While we manufacture our products primarily at our principal manufacturing facility in Albuquerque, New Mexico, we depend upon a small number of vendors to manufacture certain components used in our products. Our reliance on these vendors makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

If any of our vendors were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would have to manufacture at our principal manufacturing facility the components manufactured by our vendors or identify, qualify and select acceptable alternative vendors. Manufacturing at our principal manufacturing facility the components manufactured by our vendors may lower our cost efficiency, and an alternative vendor may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers and damage our reputation with local installers and potential end-users and cause us to forego potential revenue opportunities.

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, we are required to comply with national, state, local, and foreign laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. We may become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, we formerly owned or operated or to which hazardous substances were sent by us for disposal. Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

We may experience delays, disruptions or quality control problems in our manufacturing operations.

Our product development, manufacturing and testing processes are complex and require significant technological and production process expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers’ business. Our end-users’ ability to install solar energy systems is affected by weather, as for example during the winter months in Europe and the northeastern U.S. Such installation delays can impact the timing of orders for our products. Further, given that we are an early-stage company operating in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past quarterly results of operations may not be good indicators of future performance. Any substantial decrease in revenues would have an adverse effect on our financial condition, results of operations, cash flows and stock price.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees in preparation for these heightened requirements, we may need to hire more employees in the future which would increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Unauthorized disclosure of personal or sensitive data or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Some aspects of our business involves the collection, receipt, use, storage, processing and transmission of personal information (of our customers’ and end users of our customers’ solar energy systems, including names, addresses, e-mail addresses, credit information, energy production statistics), consumer preferences as well as confidential information and personal data about our employees, our suppliers and us, some of which is entrusted to third-party service providers and vendors. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data.

Electronic security attacks designed to gain access to personal, sensitive or confidential information data by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized disclosure of confidential information or personal data have occurred recently at a number of major U.S. companies.

Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit, if successful, may result in the misappropriation of personal information, data, check information or confidential business information. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data, and may purposefully or inadvertently cause a breach or other compromise involving such information and data. Despite advances in security hardware, software, and encryption technologies, the methods and tools used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We are implementing and updating our processes and procedures to protect against unauthorized access to, or use of, secured data and to prevent data loss. However, the ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems, procedures, controls and processes, and there is no guarantee that they will be adequate to safeguard against all data security breaches, misappropriating of confidential information, or misuses of personal data. Moreover, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

Despite our precautions, an electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of personally identifiable information regarding customers, employees or other individuals or other sensitive data could nonetheless occur lead to serious disruption of our operations, financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. As a result, we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection could adversely affect our business, financial condition, results of operations and prospects.

We rely on a variety of marketing and advertising techniques and we are subject to various laws, regulations and industry standards that govern such marketing and advertising practices. A variety of federal, state and foreign laws and regulations and certain industry standards govern the collection, use, processing retention, sharing and security of consumer data.

Laws, regulations and industry standards relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

Any such claims, proceedings, investigations or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly more restricted and less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020. The CCPA requires companies that process information relating to California residents to implement additional data security measures, to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. In addition, the CCPA provides for civil penalties and allows private lawsuits from California residents in the event of certain data breaches. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure to comply with applicable laws or other obligations or any security incident or breach involving the misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential consumer or other personal information, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; reputational damage; and injunctive relief. We cannot assure you that our vendors or other third-party service providers with access to our or our customers’ or employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our planned expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Our strategy is to grow our revenues outside of the U.S. by developing region-specific products; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

Our strategy to grow our revenues outside of the U.S. includes North America, South America, Europe and Southeast Asia but currently excludes China. Our products and services to be offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to reduce costs, and region-specific customer training, site commissioning, warranty remediation and other technical services. We plan to implement this strategy in phases over the next approximately two years, beginning with the qualification of region-specific suppliers and vendors and followed by the design and qualification of region-specific components and products.

These markets have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our potential expansion into new geographic markets could adversely affect our revenues and our ability to achieve or sustain profitability.

Our indebtedness could adversely affect our financial flexibility and our competitive position.

As of June 30, 2020, the Senior ABL Facility (as defined below) had an outstanding balance of $4.4 million. The Senior ABL Facility had $18.6 million in letters of credit outstanding and availability of $59.0 million at June 30, 2020. In addition, as of June 30, 2020, on a pro forma basis to reflect the Special Distribution Transactions, we would have incurred $575.0 million of additional indebtedness. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing the Senior ABL Facility contain, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. See “Description of Certain Indebtedness.”

The phase-out, replacement or unavailability of LIBOR and/or other interest rate benchmarks could adversely affect our indebtedness.

The interest rates applicable to the Senior ABL Facility are based on, and the interest rates applicable to certain debt obligations we may incur in the future may be based on, a fluctuating rate of interest determined by reference to the London Interbank Offered Rate (“LIBOR”). In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. In response to concerns regarding the future of LIBOR, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (the “ARRC”) to identify alternatives to LIBOR. The ARRC has recommended a benchmark replacement waterfall to assist issuers in continued capital market entry while safeguarding against LIBOR’s discontinuation. The initial steps in the ARRC’s recommended provision reference variations of the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities. At this time, it is not possible to predict whether SOFR will attain market traction as a LIBOR replacement. Additionally, it is uncertain if LIBOR will cease to exist after calendar year 2021, or whether additional reforms to LIBOR may be enacted, or whether alternative reference rates will gain market acceptance as a replacement for LIBOR. In anticipation of LIBOR’s phase-out, the credit agreement governing the Senior ABL Facility provides for alternative base rates, as well as a transition mechanism for selecting a benchmark replacement rate for LIBOR, with such benchmark replacement rate to be mutually agreed with the administrative agent and subject to the majority lenders not objecting to such benchmark replacement.

There can be no assurance that we will be able to reach any agreement on a replacement benchmark, and there can be no assurance that any agreement we reach will result in effective interest rates at least as favorable to us as our current effective interest rates. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations. In addition, the overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR, which could have an adverse impact on our ability to refinance, reprice or amend the Senior ABL Facility, or incur additional indebtedness, on favorable terms, or at all.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The agreement governing the Senior ABL Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing the Senior ABL Facility. As of June 30, 2020, on a pro forma basis giving effect to the borrowings under our New Term Loan Facility, we expect to incur $575.0 million of additional indebtedness.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreement governing the Senior ABL Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under the agreement governing the Senior ABL Facility or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

We may not be able to raise additional capital to execute our current or future business strategies on favorable terms, if at all, or without dilution to our stockholders.

We expect that we may need to raise additional capital to execute our current or future business strategies. However, we do not know what forms of financing, if any, will be available to us. Some financing activities in which we may engage could cause your equity interest in the Company to be diluted, which could cause the value of your stock to decrease. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, expand our research and development and sales and marketing functions, develop and enhance our products, respond to unanticipated events, including unanticipated opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Developments in alternative technologies may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of solar tracking systems may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Risks Related to This Offering and Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, Oaktree or Ron P. Corio’s interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, Oaktree and Ron P. Corio will continue to indirectly control a majority of our common stock through Parent. Oaktree and Ron P. Corio are parties to a second amended and restated limited liability company agreement of Parent, as amended (the “LLC Agreement”) with Oaktree as holders of Class AA Preferred Units and Convertible Class A Preferred Units of Parent and Ron P. Corio as a holder of Class A Common Units of Parent, and pursuant to which they retain control of Parent. See “Certain Relationships and Related Party Transactions.”

As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of Oaktree or Ron P. Corio and their affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership beneficially held by Oaktree or Ron P. Corio could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination, which may otherwise be favorable for us and our other stockholders. Additionally, Oaktree or Ron P. Corio is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Oaktree or Ron P. Corio may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Oaktree or Ron P. Corio continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Oaktree or Ron P. Corio will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are subject to earn-out obligations in connection with the initial public offering, which may have a negative impact on our financial results and could adversely affect our business and our financial statements.

We are required to pay the former stockholders of Array Technologies, Inc., including Ron P. Corio, an indirect stockholder, future contingent consideration consisting of earn-out payments in the form of cash upon the consummation of this offering. The maximum aggregate earn-out consideration is $25.0 million. In addition, these earn-out payments may be triggered upon the occurrence of other specified events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party. These earn-out obligations could have a negative impact on our financial results and could adversely affect our business and our financial statements.

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. Although we expect to list our common stock on Nasdaq, we cannot predict whether an active public market for our common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase.

We cannot assure you that our stock price will not decline or not be subject to significant volatility after this offering.

The market price of our common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or the investment community;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the “SEC”), announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the U.S., Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.

We cannot assure you that you will be able to resell any of your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts ceases to cover the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or any options or warrants to purchase any shares of our common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. After the effectiveness of this registration statement and before the closing of this offering, we will effect the Stock Split. Our certificate of incorporation, as expected to be in effect upon the completion of this offering, will authorize us to issue up to 1,000,000,000 of our authorized shares of common stock, of which 126,994,467 shares of common stock will be outstanding. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described under “Shares Available for Future Sale.” Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

Upon the completion of this offering, the holders of an aggregate of 93,244,467 shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the LTIP. See the information under the heading “Shares Available for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $22.91 per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution would result because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

As an emerging growth company within the meaning of the Securities Act, we may utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute compensation not previously approved. We have in this prospectus utilized, and we may in future filings with the SEC continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards, and, therefore, we are permitted to adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and are permitted to do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Following this offering, we could remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1.07 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Provisions in our certificate of incorporation and bylaws, to be adopted upon the consummation of this offering, may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limiting the ability of stockholders to call a special stockholder meeting;

•

prohibiting stockholders from acting by written consent from and after the date on which Oaktree Power, Oaktree Investors and each of their respective affiliates cease to beneficially own at least 66 2/3% of the outstanding shares of common stock (the “Trigger Event”);

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

from and after the Trigger Event, the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon;

•	providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our bylaws; and

•

from and after the Trigger Event, requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

In addition, we are not governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”

In addition, our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.

We have never declared or paid any distributions or dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

Internal control deficiencies have historically been identified that constituted material weaknesses in our internal control over financial reporting. If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2018 and 2019, we identified certain material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses were related to our financial close process, reconciliation of deferred and unbilled revenue, and inventory cut-off and pricing, specifically due to lack of qualified accounting and finance personnel. In preparing our financial statements for the years ended December 31, 2018 and 2019, our internal controls failed to detect certain errors related to the classification of deferred and unbilled revenue, as well as inventory. Since the date of our consolidated financial statements for the years ended December 31, 2018 and 2019 and through the date of this prospectus, we are in the process of remediating the material weaknesses associated with our financial statement close process and deferred and unbilled revenue reconciliation. We have hired additional accounting and finance personnel with technical accounting and financial reporting experience as well as implemented procedures and controls in the financial close processes to remediate both material weaknesses. We have also taken steps intended to remediate the inventory cut-off and pricing material weaknesses primarily through procedures and controls in the financial statement close process while working to deploy system enhancements designed to improve the accuracy of inventory reporting. While we believe that these efforts will improve our internal control over financial reporting, the implementation of these procedures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Evaluation by us of our internal controls over financial reporting may identify material weaknesses. The identification of a material weakness in our internal controls or the failure to remediate existing material weaknesses in our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following the first annual report we are required to file with the SEC. To comply with the requirements of being a public company, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and requires attestations of the effectiveness of internal controls by independent auditors. We would be required to perform the annual review and evaluation of our internal controls no later than for fiscal 2021. We initially expect to qualify as an emerging growth company, and thus, we would be exempt from the auditors’ attestation requirement until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable Nasdaq requirements, among other items. Establishing these internal controls will be costly and may divert management’s attention.

Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” "seek," “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include:

•	if demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;

•

if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;

•

we may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the technology to which such rights relate;

•

the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•	changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows;

•	risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•	the viability and demand for solar energy are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•

a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;

•

the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

•

defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $129,000,000, based upon an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease the net proceeds that we receive from this offering by approximately $6,650,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $19,000,000, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

We intend to use the net proceeds that we will receive from this offering to prepay approximately $105,000,000 of the outstanding principal amount under our New Senior Credit Facility and, to the extent of any remaining net proceeds, for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Description of Certain Indebtedness—New Senior Secured Credit Facility.” To the extent the net proceeds we receive in this offering are lower than currently estimated, we may, if necessary, elect not to prepay any principal amounts under our New Senior Credit Facility.

We will not receive any proceeds from the sale of our common stock by the selling stockholder. We will, however, bear the costs associated with the sale of shares of common stock by the selling stockholder, other than underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name ATI Intermediate Holdings, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately before the effectiveness of the registration statement of which this prospectus forms a part, ATI Intermediate Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Array Technologies, Inc. On or about the time of the consummation of this offering, Array Technologies, Inc., the operating company and the indirect wholly owned subsidiary of ATI Intermediate Holdings, LLC, intends to change its name to Array Tech, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the selling stockholder is selling the common stock of an entity that is a corporation rather than a limited liability company to the public in this offering.

In conjunction with the Corporate Conversion, all of our outstanding units will be converted into an aggregate of 119,994,467 shares of our common stock. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

As a result of the Corporate Conversion, Array Technologies, Inc. will succeed to all of the property and assets of ATI Intermediate Holdings, LLC and will succeed to all of the debts and obligations of ATI Intermediate Holdings, LLC. Array Technologies, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See “Management.”

Except as otherwise noted herein, our consolidated financial statements included elsewhere in this prospectus are those of ATI Intermediate Holdings, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

Dividend Policy

We did not declare any cash distributions or dividends in 2018 and 2019, and we currently do not anticipate paying any cash distributions or dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay cash distributions or dividends depends on our receipt of cash distributions or dividends from our operating subsidiaries. Our ability to pay cash distributions or dividends will therefore be restricted as a result of restrictions on their ability to pay cash distributions or dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks Related to This Offering and Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

Capitalization

The following table sets forth our cash and restricted cash and capitalization as of June 30, 2020:

•	on an actual basis; and

•	on a pro forma basis to reflect the Special Distribution Transactions; and

•

on a pro forma as adjusted basis to reflect (1) the Special Distribution Transactions, (2) the sale and issuance by us of 7,000,000 shares of our common stock in this offering, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on June 30, 2020, (3) the Corporate Conversion, (4) the completion of the 1-for-1.2 Stock Split effective following the Corporate Conversion and prior to the time of this offering, and (5) the payment by us of estimated offering expenses of $4.0 million.

You should read this table together with the sections of this prospectus captioned “Selected Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2020 (unaudited)
(in thousands, except share data)	Actual	Pro forma	Pro forma as adjusted
Cash and restricted cash	$37,984	$19,859	$29,342

Total long-term liabilities(1)	$30,552	$605,427	$494,540
Revolving credit facility(2)	$4,400	$24,400	$4,400
Term loan(2)	$—	$554,875	$449,875
Contingent consideration/earn-out	$1,822	$1,822	$15,935
Other(3)	$24,330	$24,330	$24,330
Member’s equity	$383,639	$(206,361)	$—
Stockholders’ equity:
Common stock, $0.001 par value; 1,000,000,000 shares authorized; no shares issued and outstanding, actual; 126,994,467 shares issued and outstanding as adjusted(4)	—	—	$127
Additional paid-in capital(4)	—	—	$131,593
Retained earnings(5)	—	—	$(221,152)

Total stockholders’ equity	—	—	$(89,433)

Total capitalization	$414,191	$399,066	$405,108

(1)

Pro forma and pro forma as adjusted columns reflect the borrowings under the New Term Loan Facility. See “Description of Certain Indebtedness—New Senior Secured Credit Facility.” On July 31, 2020, the Company paid the $23.5 million outstanding balance on the related party loans.

(2)

Our subsidiary, Array Tech, Inc., expects to enter into a new credit facility in connection with this offering. We anticipate that this facility will consist of (i) a $575 million senior secured seven-year term loan facility and (ii) a $150 million senior secured five-year revolving credit facility. See “Description of Certain Indebtedness.”

(3)

Includes $14.5 million in deferred tax liability as of June 30, 2020. We will also have a Tax Receivable Agreement with Ron P. Corio, our indirect stockholder. We estimate that, as of June 30, 2020, the undiscounted future expected payments under the Tax Receivable Agreement are $25.3 million. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

(4)

As adjusted to reflect the conversion of 1,000 of our outstanding member’s units into 119,994,467 shares of our common stock in conjunction with the Corporate Conversion. Additionally, reflects the 1-for-1.2 Stock Split.

(5)

As adjusted to reflect (i) the conversion of $(206.4) million of our outstanding member’s equity into shares of our common stock in conjunction with the Corporate Conversion and (ii) the estimated impact of the earn-out payments to certain former stockholders of Array Technologies, Inc. upon the consummation of this offering, based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

The actual number of shares of common stock to be outstanding following this offering excludes 5% of the shares of common stock outstanding at the closing of this offering (on a fully diluted basis) that are reserved for future grants or for sale under the LTIP.

Dilution

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (1) the filing and effectiveness of our certificate of incorporation upon the consummation of this offering and (2) the sale of shares of common stock in this offering by the selling stockholder at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting $7,000,000 in underwriting discounts and commissions and estimated offering expenses of $4.0 million, the pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $(370) million, or $(2.91) per share. This represents an immediate decrease in pro forma as adjusted net tangible book value of $4.92 per share to existing stockholders and an immediate dilution of $22.91 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share		$20.00
Historical net tangible book value per share as of June 30, 2020	$0.86
Pro forma decrease in net tangible book value per share as of June 30, 2020 (unaudited)	$(4.92)
Pro forma net tangible book value per share as of June 30, 2020 (unaudited)	$(4.06)
Increase in net tangible book value per share attributable to investors participating in this offering	$1.13

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering (unaudited)	$(2.91)
Dilution per share to new investors participating in this offering		$22.91

The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2020, the difference between the number of shares of common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and new investors in this offering at an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	93,244,467	73%	$546,000,000	45%	$5.86
New investors	33,750,000	27%	$675,000,000	55%	$20.00
Total	126,994,467	100.0%	$1,221,000,000	100.0%	9.61

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 69% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 38,812,500, or approximately 31% of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) total consideration paid by new investors by approximately $32,062,500, assuming that the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $1,687,500 in underwriting discounts and commissions. The selling stockholder may also increase or decrease the number of shares they are offering. An increase (decrease) of 100,000 in the number of shares offered by the selling stockholder would increase (decrease) total consideration paid by new investors by $1,900,000, assuming that the assumed initial public offering price remains the same, and after deducting an incremental $100,000 in underwriting discounts and commissions.

Sales of shares of common stock by the selling stockholder in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) will reduce the total number of shares of common stock beneficially owned by the controlling stockholders to 93,244,467, or approximately 73.4% of the total outstanding shares of common stock, and will increase the number shares of common stock to be purchased by new investors to 33,750,000, or approximately 26.6% of the total outstanding shares of common stock. Sales of shares of common stock by the selling stockholder in this offering (assuming the full exercise by the underwriters of their option to purchase additional shares) will reduce the total number of shares of common stock beneficially owned by the controlling stockholders to 88,181,967, or approximately 69.4% of the total outstanding shares of common stock, and will increase the number shares of common stock to be purchased by new investors to 38,812,500, or approximately 30.46% of the total outstanding shares of common stock.

To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected Consolidated Financial and Other Data

The selected consolidated statement of operations and cash flow data for each of 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the statement of operations and cash flow data for the six months ended June 30, 2019 and 2020 and the balance sheet data as of June 30, 2020 from the unaudited condensed consolidated interim financial statements which are included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements include all normal recurring adjustments necessary, in the opinion of management, to summarize the financial positions and results for the period presented. Our historical results are not necessarily indicative of our results to be expected in any future period, and the historical results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year. These selected financial data should be read together with our consolidated financial statements and our consolidated interim financial statements and the related notes, as well as the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$290,783	$647,899	$225,417	$552,634
Cost of revenue	279,228	497,138	182,179	412,016

Gross profit	11,555	150,761	43,238	140,618

Operating expenses:
General and administrative	46,053	41,852	15,910	25,316
Depreciation expense	202	250	137	118
Amortization of intangibles	26,506	25,250	12,625	12,625

Total operating expenses	72,761	67,352	28,672	38,059

Income (loss) from operations	(61,206)	83,409	14,566	102,559
Other expense:
Other income (expense), net	(447)	(33)	116	(2,134)
Interest expense	(19,043)	(18,797)	(9,387)	(7,640)

Total other expense	(19,490)	(18,830)	(9,271)	(9,774)

Income before income tax expense (benefit)	(80,696)	64,579	5,295	92,785
Income tax expense (benefit)	(19,932)	24,834	10,519	16,708

Net income (loss)	$(60,764)	$39,745	$(5,224)	$76,077

Weighted-average number of units outstanding, basic and diluted	1	1	1	1

Earnings (loss) per common share, basic and diluted	$(60,764)	$39,745	$(5,224)	$76,077

Pro forma earning per share information (unaudited)(1)
Pro forma net income		$24,298		$69,884

Pro forma basic and diluted earnings per share		$0.19		$0.55

Pro forma weighted average shares outstanding — basic and diluted		126,994		126,994

(1)

We compute pro forma earnings per share as if the Corporate Conversion, Stock Split and Special Distribution Transactions had occurred on January 1, 2019. Pro forma basic earnings per share is computed using pro forma net income divided by the weighted average number of common shares outstanding during the period. Pro forma net income reflects additional interest expense (net of tax) of $15.5 million and $6.2 million assumed incurred to finance the portion of the Special Distribution that exceeds both the gross proceeds from the equity offering and the previous twelve months earnings for the year ended December 31, 2019 and six months ended June 30, 2020, respectively. Weighted average number of common shares outstanding includes 119,994,467 shares related to the Corporate Conversion and Stock Split and 7,000,000 shares to give effect to the number of shares whose proceeds would be necessary to pay the Special Distribution. Pro forma diluted earnings per share is computed using the weighted average number of common shares and the effect of potentially dilutive equity awards outstanding during the period. There were no potentially dilutive equity securities in the period presented.

	As of December 31,		As of June 30, 2020
	2018	2019	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$40,826	$361,257	$ 37,984
Total assets	$509,861	$923,581	$557,978
Total liabilities	$245,387	$618,430	$174,339
Total member’s equity	$264,474	$305,151	$383,639

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(11,727)	$386,073	$(2,843)	$(247,900)
Net cash used in investing activities	$(6,430)	$(1,697)	$(434)	$(265)
Net cash provided by (used in) financing activities	$50,863	$(63,945)	$(24,492)	$(75,108)

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the sections of this prospectus captioned “Selected Consolidated Financial and Other Data” and “Business” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains the presentation of Adjusted EBITDA and Adjusted Net Income, which are not presented in accordance with GAAP. Adjusted EBITDA and Adjusted Net Income are being presented because they provide the Company and readers of this prospectus with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend Adjusted EBITDA and Adjusted Net Income to be substitutes for any GAAP financial information. Readers of this prospectus should use Adjusted EBITDA and Adjusted Net Income only in conjunction with Net Income, the most comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Net Income to Net Income, the most comparable GAAP measure to each, are provided in “—Non-GAAP Financial Measure.”

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy than projects that use “fixed tilt” mounting systems.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. In 2019, we derived 87%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is MWs shipped generally and the change in MW shipped from period to period specifically. MWs is measured for each individual project and is calculated based on the expected output of that project once installed and fully operational.

We also utilize metrics related to price and cost of goods sold per MW, including average selling price (“ASP”) and cost per watt (“CPW”). ASP is calculated by dividing total applicable revenues by total applicable MWs, whereas CPW is calculated by dividing total applicable costs of goods sold by total applicable MWs. These metrics enable us to evaluate trends in pricing, manufacturing cost and customer profitability.

Key Components of Our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We generate revenue from the sale of solar tracking systems and parts. Our customers include EPCs, utilities, solar developers and independent power producers. For each individual solar project, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for the tracker system and parts can vary from days to several months. Contracts can range in value from hundreds of thousands to tens of millions of dollars. Our average contract value and duration was approximately $6 million and three months, respectively, in 2019.

Our revenue is affected by changes in the volume and ASPs of solar tracking systems purchased by our customers. The quarterly volume and ASP of our systems is driven by the supply of, and demand for, our products, changes in product mix between module type and wattage, geographic mix of our customers, strength of competitors’ product offerings, and availability of government incentives to the end-users of our products.

Our revenue growth is dependent on continued growth in the amount of solar energy projects installed each year as well as our ability to increase our share of demand in each of the geographies where we compete, expand our global footprint to new evolving markets, grow our production capabilities to meet demand and to continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of product costs, including purchased components, as well as costs related to shipping, tariffs, customer support, product warranty, personnel and depreciation of test and manufacturing equipment. Personnel costs in cost of revenue includes both direct labor costs as well as costs attributable to any individuals whose activities relate to the transformation of raw materials or component parts into finished goods or the transportation of materials to the customer. Our product costs are affected by the underlying cost of raw materials, including steel and aluminum; component costs, including electric motors and gearboxes; technological innovation; economies of scale resulting in lower component costs, and improvements in production processes and automation. We do not currently hedge against changes in the price of raw materials. Some of these costs, primarily personnel and depreciation of test and manufacturing equipment, are not directly affected by sales volume.

Gross profit may vary from quarter to quarter and is primarily affected by our ASPs, product costs, product mix, customer mix, geographical mix, shipping method, warranty costs and seasonality.

Operating Expenses

Operating expenses consist of general and administrative costs as well as depreciation and amortization expense. Personnel-related costs are the most significant component of our operating expenses and include salaries, benefits, payroll taxes and commissions. Our full-time employee headcount in our general and administrative departments has grown from approximately 110 as of December 31, 2018 to approximately 150 as of December 31, 2019, and we expect to continue to hire new employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute dollars and as a percentage of revenue. We expect to continue to invest substantial resources to support our growth and anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts for the foreseeable future.

General and administrative expenses

General and administrative expenses consist primarily of salaries, share based compensation expense, employee benefits and payroll taxes related to our executives, sales, finance, human resources, information technology, engineering and legal organizations, travel expenses, facilities costs, marketing expenses, bad debt expense and fees for professional services. Professional services consist of audit, legal, tax, insurance, information technology and other costs. We expect an increase in the number of sales and marketing personnel in connection with the expansion of our global sales and marketing footprint, enabling us to penetrate new markets. The majority of our sales in 2019 were in the U.S.; however, during the year we expanded our international presence with additional global sales staff. We currently have a sales presence in the U.S., Australia, the U.K. and Brazil. We intend to continue to expand our sales presence and marketing efforts to additional countries. We also expect that after completion of this offering, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Depreciation

Depreciation in our operating expense consists of costs associated with property, plant and equipment (“PP&E”) not used in manufacturing of our products. We expect that as we continue to grow both our revenue and our general and administrative personnel we will require some additional PP&E to support this growth resulting in additional depreciation expense.

Amortization

Amortization of intangibles consist of developed technology, customer relationships and internal-use software modifications over their expected period of use.

Non-Operating Expenses

Interest Expense

Interest expense consists of interest and other charges paid in connection with our Senior ABL Facility, interest on the Senior Secured Promissory Note, and interest on our Term Loan Facility (as defined below), which was fully repaid on February 2, 2020.

Income Tax Expense

We are subject to federal and state income taxes in the United States.

Results of Operations

The following tables set forth our consolidated statement of operations as well as other financial data management considers for 2018 and 2019 and for the first six months of 2019 and 2020. We have derived this data from our consolidated financial statements and consolidated interim financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and consolidated interim financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended December 31,		2018 to 2019	Six Months Ended June 30,		2019 to 2020
	2018	2019	Change	2019	2020	Change
				(unaudited)
	(dollars in thousands)
Revenue	$290,783	$647,899	123%	$225,417	$552,634	145%
Cost of revenue	279,228	497,138	78%	182,179	412,016	126%

Gross profit	11,555	150,761	1205%	43,238	140,618	225%

Operating expenses:
General and administrative	46,053	41,852	(9%)	15,910	25,316	59%
Depreciation and amortization	202	250	24%	137	118	(14%)
Amortization of intangibles	26,506	25,250	(5%)	12,625	12,625	—

Total operating expenses	72,761	67,352	(7%)	28,672	38,059	33%

Income (loss) from operations	(61,206)	83,409	236%	14,566	102,559	604%
Other expense:
Other income (expense), net	(447)	(33)	93%	116	(2,134)	(1940%)
Interest expense	(19,043)	(18,797)	1%	(9,387)	(7,640)	19%

Total other expense	(19,490)	(18,830)	3%	(9,271)	(9,774)	(5%)

Income before income tax expense (benefit) income	(80,696)	64,579	180%	5,295	92,785	1652%
Income tax expense (benefit)	(19,932)	24,834	225%	10,519	16,708	59%

Net income (loss)	$(60,764)	$39,745	165%	$(5,224)	$76,077	1556%

Other Financial Information (unaudited):
Adjusted EBITDA	$(22,652)	$121,789	638%	$32,560	$123,852	280%
Adjusted Net Income	$(33,197)	$76,592	331%	$17,223	$86,310	401%

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted Net Income

We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest expense, (ii) other (income) expense, (iii) income tax expense (benefit), (iv) depreciation expense, (v) amortization of intangibles, (vi) share based compensation, (vii) ERP implementation costs, (viii) certain legal expense, and (ix) other costs. We define Adjusted Net Income as net income (loss) plus (i) amortization of intangibles, (ii) share based compensation, (iii) ERP implementation costs, (iv) certain legal expense, (v) other costs, and (vi) income tax expense (benefit) of adjustments.

Adjusted EBITDA and Adjusted Net Income are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA and Adjusted Net Income because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA and Adjusted Net Income: (i) as factors in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our credit agreement uses measures similar to Adjusted EBITDA and Adjusted Net Income to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; do not reflect income tax expense or benefit; and other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, which limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted Net Income on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA and Adjusted Net Income below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)		(unaudited)
Net income (loss)	$(60,764)	$39,745	$(5,224)	$76,077
Interest expense	19,043	18,797	9,387	7,640
Other expense	447	33	(116)	2,134
Income tax expense (benefit)	(19,932)	24,834	10,519	16,708
Depreciation expense	1,944	2,066	1,032	1,099
Amortization of intangibles	26,506	25,250	12,625	12,625
Share based compensation	—	799	—	2,411
ERP implementation costs(a)	5,810	2,874	1,337	1,571
Legal expense(b)	1,483	3,915	2,137	835
Other costs(c)	2,811	3,476	863	2,752

Adjusted EBITDA	$(22,652)	$121,789	$32,560	$123,852

(a)	Represents consulting costs associated with our enterprise resource planning system implementation in 2018.
(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgment has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(c)

For the year ended December 31, 2018 and 2019, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future; and (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (iii) non-cash charges for the remeasurement of the fair value related to the Tax Receivable Agreement entered into by the Company and the former majority shareholder of Array and earn-out payments in the form of cash upon the occurrence of certain events of ($0.8) million and $0.6 million in 2018 and 2019, respectively. For the six month periods, other costs represent (i) consulting fees for certain accounting finance and IT services of $2.4 million and $0.0 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (ii) $0.2 million in the six months ended June 30, 2019 for the executive consulting costs, (iii) non-cash charges for the remeasurement of the fair value of the Tax Receivable Agreement of ($1.8) million and $2.4 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, and (iv) $0.3 million during the six months ended June 30, 2020 for costs incurred in preparation for a potential IPO.

The following table reconciles net income (loss) to Adjusted Net Income for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Net Income (loss)	$(60,764)	$39,745	$(5,224)	$76,077
Amortization of Intangibles	26,506	25,250	12,625	12,625
Share Based Compensation	—	799	—	2,411
ERP Implementation Costs(a)	5,810	2,874	1,337	1,571
Legal Expense(b)	1,483	3,915	2,137	835
Other Costs(c)	2,811	3,476	863	4,984
Income Tax Expense (Benefit) of Adjustments(d)	(9,043)	(8,752)	(3,799)	(5,584)
Non-recurring income tax adjustments related to the IRS settlement and CARES Act(e)	—	9,284	9,284	(6,608)

Adjusted Net Income	$(33,197)	$76,592	$17,223	$86,310

Adjusted Effective Tax Rate(e)	24.7%	24.1%	22.4%	24.9%

(a)	Represents consulting costs associated with our ERP system implementation in 2018.

(b)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgement has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(c)

For the year ended December 31, 2018 and 2019, other costs represent (i) consulting fees for certain accounting, finance and IT services of $3.6 million and $2.4 million in 2018 and 2019, respectively, that we do not expect to re-occur in the future and (ii) $0.2 million in 2019 for executive consulting costs that we do not expect to re-occur in the future and (ii) non-cash charges for the remeasurement of the fair value related to the Tax Receivable Agreement entered into by the Company and the former majority shareholder of the Company and earn-out payments in the form of cash upon the occurence of certain events of ($0.8) million and $0.6 million in 2018 and 2019, respectively. For the six month periods, other costs represent (i) consulting fees for certain accounting, finance and IT services of $2.4 million and $0.0 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (ii) $0.2 million in the six months ended June 30, 2019 for the executive consulting costs, (iii) non-cash charges for the remeasurement of the fair value of the Tax Receivable Agreement of ($1.8) million and $2.4 million in the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively, (iv) $0.3 million during the six months ended June 30, 2020 for costs incurred in preparation for a potential initial public offering, and (v) $2.2 million in the six months ended June 30, 2020 for amounts owed to the former majority shareholder in connection with tax benefits received as part of the CARES Act.

(d)	Represents incremental tax expense (benefit) from adjustments assuming the adjusted effective tax rate.

(e)

Represents the adjusted Effective Tax Rate for the periods presented, adjusted for the following items (i) for the year ended December 31, 2019, the effective tax rate of 38.5% was reduced by 14.4% ($9.3 million) to 24.1% to eliminate the impact of adjustments made to income tax expense due to the settlement of an IRS examination, (ii) for the six months ended June 30, 2020, the effective tax rate of 18.1% was increased by 6.8% ($6.6 million) to eliminate the impact of the CARES Act, and (iii) for the six months ended June 30, 2019, the effective tax rate of 127.3% was reduced by 104.9% ($9.3 million) to 22.4% to eliminate the impact of adjustments made to income tax expense due to the settlement of an IRS examination.

Comparison of six months ended June 30, 2020 and the six months ended June 30, 2019

Revenue

Revenue increased by $327 million, or 145%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Total MW delivered increased by approximately 132% for the six months ended June 30, 2020 driven by higher volumes domestically primarily due to certain customers electing to take deliveries ahead of build schedules to take advantage of the ITC.

Cost of Revenue and Gross Profit

Cost of revenue increased by $230 million, or 126%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to the increase in the number of MW delivered. Gross profit as a percentage of revenue increased from 19.2% in the first half of 2019 to 25.4% in the first half of 2020. The increase in Gross Profit as percentage of revenue reflects improved project mix coupled with continued improvements in our global supply chain efficiencies and improvements in material and logistics planning and execution.

Operating Expenses:

General and Administrative

General and administrative expenses increased by $9.4 million, or 59%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in expense was primarily due to a $4.1 million recovery of an account receivable that was previously reserved during the six months ended June 30, 2019 as well as a $4.2 million change in the remeasurement of the fair value related to the Tax Receivable Agreement and earn-out obligation. The increase in general and administrative expense also relates to a $2.4 million expense in the six months ended June 30, 2020 for share-based compensation with no comparable expense in 2019. Finally, in 2020 we increased our internal headcount leading to higher payroll and related costs but more than offset these increases with a reduction in third-party spend related to business process outsourcing, consulting costs, and other professional fees.

Depreciation

Depreciation expense in the six months ended June 30, 2020 was similar to the six months ended June 30, 2019 as we did not add any significant capital assets.

Amortization of Intangibles

Amortization of intangibles in the six months ended June 30, 2020 was similar to the six months ended June 30, 2019 as we did not add any significant intangible assets.

Interest Expense

Interest expenses decreased by $1.7 million, or 19%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to lower interest on our Term Loan Facility as it was paid in full in February 2020.

Income Tax Expense

Income tax expense increased by $6.2 million, or 59% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019, due to the increase in earnings. Our effective tax rate was 18.0% for first half of 2020 and 198.7% for the first half of 2019. The 198.7% effective tax rate for the six months ended

June 30, 2019 was related to a $9.3 million permanent difference from the settlement of an IRS examination which reduced the value of the developed technology from $210.0 million to $188.0 million for federal income tax purposes. The reduction in value increased our deferred tax liability related to the developed technology by $4.6 million. The settlement with the IRS also resulted in payments related to the Tax Receivable Agreement being non-deductible for tax purposes, resulting in the write-off of the deferred tax asset related to the Tax Receivable Agreement totaling $4.7 million. The 18.0% effective tax rate for the six months ended June 30, 2020 was related to a $6.6 million income tax benefit received from the NOL carryback provision provided by the CARES Act.

Net Income (Loss)

As a result of the factors discussed above, our net income increased by $81.3 million, or 1556%, in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

Comparison of 2019 and 2018

Revenue

Revenue increased by $357 million, or 123%, in 2019 as compared to 2018, primarily due to strong growth in the number of MWs delivered. Total MWs delivered increased by approximately 155% from 2018 to 2019 primarily due to growth in U.S. demand. The increase in the number of MWs delivered was partially offset by a 12.6% decline in ASPs from 2018 to 2019. Revenue growth in the U.S. was driven by both a 30% increase in the number of customers as well as a 95% higher per customer average.

Cost of Revenue and Gross Profit

Cost of revenue increased by $218 million, or 78%, in 2019 as compared to 2018, primarily due to an increase in the number of MWs delivered. Gross profit as a percentage of revenue increased from 4.0% in 2018 to 23.3% in 2019 primarily as a result of a 30% lower CPW due in part to purchasing efficiencies from increased volumes and strategic engagement with vendors, expansion of our global supply chain to leverage regional price benefits, improved material planning which reduced logistics costs, enhancements to product design and manufacturing efficiencies. Gross profit as a percentage of revenue also increased in 2019 relative to 2018 as a result of production delays that resulted in $3.2 million of payments for liquidated damages to customers stemming from the implementation of our new ERP system in 2018 that did not re-occur in 2019.

Operating Expenses:

General and Administrative

General and administrative expenses decreased by $4 million, or 9%, in 2019 as compared to 2018, primarily due to an $8 million reduction in bad debt expense. The primary driver in the reduction of bad debt expense was the reversal of a $4 million reserve against accounts receivable from a customer that we took in 2018 and subsequently recovered in 2019. The improved bad debt expense more than offset higher payroll costs due to increased headcount.

Depreciation

Depreciation expense in 2019 was similar to 2018 as we did not add any significant capital assets.

Amortization of Intangibles

Amortization of intangibles decreased by $1 million, or 5%, in 2019 as compared to 2018, primarily due to certain intangibles becoming fully amortized.

Interest Expense

Interest expense decreased by $0.2 million, or 1%, in 2019 as compared to 2018, primarily due to lower interest paid on the Senior Secured Promissory Note and a lower principal balance on our Term Loan Facility.

Income Tax Expense

Taxes on income increased by $45 million, or 225%, in 2019 as compared to 2018, primarily because we had pre-tax income in 2019 leading us to become a taxpayer, whereas in 2018 we incurred a pre-tax loss. Our effective tax rate was 38.5% for the year ended December 31, 2019 and our effective tax benefit rate was 24.7% for the year ended December 31, 2018. The increase in our effective tax rate for 2019 was related to a $9.3 million permanent difference from the settlement of an IRS examination which reduced the value of the developed technology from $210.0 million to $188.0 million for Federal income tax purposes. The reduction in value increased our deferred tax liability related to the developed technology by $4.6 million. The settlement with the IRS also resulted in payments related to the Tax Receivable Agreement being non-deductible for tax purposes, resulting in the write-off of the deferred tax asset related to the Tax Receivable Agreement totaling $4.7 million.

Net Income (Loss)

As a result of the factors discussed above, our net income increased by $101 million, or 165%, in 2019 as compared to 2018.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)		(unaudited)
Net cash provided by (used in) operating activities	$(11,727)	$386,073	$(2,843)	$(247,900)
Net cash used in investing activities	(6,430)	(1,697)	(434)	(265)
Net cash provided by (used by) financing activities	50,863	(63,945)	(24,492)	(75,108)

Increase (decrease) in cash and restricted cash	$32,706	$320,431	$(27,769)	$(323,273)

We finance our operations primarily with the net proceeds from Parent contributions, operating cash flows and short and long-term borrowings. Our ability to generate positive cash flow from operations is dependent on the strength our gross margins as well as our ability to quickly turn our working capital. Based on our past performance and current expectations, we believe that operating cash flows will be sufficient to meet our future cash needs. Our Senior ABL Facility provides an additional source of short and long-term liquidity to fund operations.

As of June 30, 2020, our cash was $18 million. This amount does not include $20 million of restricted cash. Net working capital as of June 30, 2020 was $124 million.

As of June 30, 2020, we had outstanding borrowings of $4.4 million and $59.0 million available for additional borrowings under our Senior ABL Facility and approximately $23.5 million of outstanding borrowings under our Senior Secured Promissory Note.

Operating Activities

For the six months ended June 30, 2020, cash used by operating activities was $247.9 million primarily due to payments to our suppliers for products that were paid for by customers in 2019, but that we did not ship until the first half of 2020. In order for our customers to take advantage of the ITC credit, we received payment on these projects in the fourth quarter of 2019.

For the six months ended June 30, 2019, cash used in operating activities was $2.8 million, mainly due to a net loss in the period of $5.2 million adjusted for $13.7 million in depreciation and amortization and $10.8 million for the change in the deferred tax asset. Further, accounts receivable increased $30.5 million, inventory increased $28.6 million, accounts payable increased $27.8 million and deferred revenue increased $4.2 million.

For 2019, cash provided by operating activities was $386 million primarily due to an increase in deferred revenue of $307 million resulting from payments made by customers for products we did not ship until the first half of 2020. Additionally, there was a $95 million increase in inventory and a $105 million increase in accounts payable in preparation of expected volume increases in the first quarter of 2020.

For 2018, cash used in operating activities was $12 million, mainly due to the incurrence of a net loss for the period of $61 million which was partially offset by non-cash items totaling $18 million and cash provided by a change in working capital of $31 million.

Investing Activities

For the six months ended June 30, 2020 and June 30, 2019, net cash used in investing activities was $265 thousand and $434 thousand, respectively, primarily attributable to the purchase of property and equipment.

During 2019, net cash used in investing activities was $2 million, primarily attributable to the purchase of property and equipment.

During 2018, net cash used in investing activities was $6 million, of which $2 million related to the purchase of property and equipment and $4 million related to software modification costs.

Financing Activities

For the six months ended June 30, 2020, net cash used by financing activities was $75.1 million, of which $57.7 million and $21.7 million was attributable to the payment of the Term Loan Facility and Senior Secured Promissory Note, respectively.

For the six months ended June 30, 2019, net cash used by financing activities was $24.5 million, of which $15.0 million was attributable to schedule principal payments on the Term Loan Facility and $9.6 million was related to payments on our Senior ABL Facility.

For 2019, net cash used by financing activities was $64 million, of which $25 million and $39 million was attributable to the payment of the Term Loan Facility and Senior ABL Facility, respectively.

For 2018, net cash provided by financing activities was $51 million, of which $65 million and $4 million was attributable to the repayment of the Term Loan Facility and the payment for debt issuance costs, respectively. These payments were offset by $30 million of proceeds from the Senior ABL Facility, $39 million of proceeds from the Senior Secured Promissory Note and $50 million of proceeds from capital contributions.

Debt Obligations

Term Loan Facility

On June 23, 2016, we entered into a term loan agreement with Jefferies Finance LLC, providing for a term loan in an aggregate amount of $200 million (“Term Loan Facility”). As of December 31, 2019, the Term Loan Facility had a balance of $57.7 million. The balance of the Term Loan Facility is presented in the accompanying consolidated balance sheet net of debt discount and issuance costs of $1.8 million at December 31, 2019. The Term Loan Facility contains a provision under which a percentage of excess cash flow must be used to pay down the loan. As of December 31, 2019, the excess cash flow provision resulted in the Term Loan Facility being classified as current on the accompanying consolidated balance sheet. On February 7, 2020, the Company repaid the Term Loan Facility in full and settled all obligations with respect to the Term Loan Facility. See “Description of Certain Indebtedness.”

Senior ABL Facility

The Company has a Senior ABL Facility which, as amended on March 23, 2020, has maximum availability of $100.0 million and matures on March 23, 2025. The amount available to be borrowed under the Senior ABL Facility is determined by a borrowing base consisting of our eligible inventory, eligible accounts receivable and cash. As of June 30, 2020, the Senior ABL Facility had an outstanding balance of $4.4 million. The Senior ABL Facility had $18.6 million in letters of credit outstanding and availability of $59.0 million at June 30, 2020.

The interest rates applicable to the loans under the Senior ABL Facility are based on a fluctuating rate of interest determined by reference to a base rate plus an applicable margin ranging from 0.50% to 1.00% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 1.50% to 2.00%. The applicable margin is adjusted after the completion of each full fiscal quarter based upon the pricing grid in the Senior ABL Facility.

The Senior ABL Facility contains a number of customary affirmative and negative covenants, including covenants that restrict our ability to borrow money, grant liens, pay dividends or dispose of assets, and events of default. Specifically, we are required to maintain a fixed charge coverage ratio, measured as of the last day of each full fiscal quarter, of at least 1.10 to 1.00. See “Description of Certain Indebtedness.”

Letter of Credit Facility

On December 16, 2019, we entered into a letter of credit facility (“LC Facility”) to provide customers with additional credit support in the form of a standby letter of credit to secure our performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of tracker systems. The LC Facility has a commitment of $100.0 million in standby letters of credit which expired August 31, 2020. At June 30, 2020, we had $19.6 million in standby letters of credit outstanding, secured by cash collateral. See “Description of Certain Indebtedness.”

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued $38.6 million Senior Secured Promissory Note (such Note, the “Senior Secured Promissory Note”) in favor of Ron P. Corio, our indirect stockholder, that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of June 30, 2020, we had approximately $23.5 million of debt outstanding under the Senior Secured Promissory Note. The Company paid the remaining outstanding balance and accrued interest on July 31, 2020 to settle the obligation with respect to the Senior Secured Promissory Note. See “Description of Certain Indebtedness.”

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	$17,733	$6,337	$11,396	$—	$—
Purchase commitments under agreements(1)	—	—	—	—	—
Term Loan Facility(2)	57,702	57,702	—	—	—
Interest payments on debt(3)	3,546	3,546	—	—	—
Senior ABL Facility	70	70	—	—	—
Senior Secured Promissory Note	41,800	41,800
Tax Receivable Agreement(4)	22,310	6,293	3,492	3,492	9,033

Total	$143,161	$115,748	$14,888	$3,492	$9,033

(1)	None as of December 31, 2019.
(2)

The total outstanding balance of the Term Loan Facility is presented as due within one year based on the excess cash flow recapture provision. On February 7, 2020, we repaid the entire outstanding balance of the Term Loan Facility.

(3)	This amount represents $105 thousand of actual interest paid in February 2020 when the Term Loan Facility was paid in full and $3.4 million of interest payments on Senior Secured Promissory Note.
(4)	This amount represents the undiscounted future expected payments.

Off-Balance Sheet Arrangements

In 2018 and 2019 and as of June 30, 2020, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

The Company recognized revenues from the sale of solar tracking systems and parts and determines its revenue recognition through the following steps: (i) identification of the contract or contracts with a customer; (ii) identification of the performance obligations within the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations within the contract; and (v) recognition of revenue when, or as the performance obligation has been satisfied.

Performance Obligations

The Company’s contracts with customers are predominately accounted for as one performance obligation, as the majority of tasks and services is part of a single project or capability. As these contracts are typically a customized assembly for a customer-specific solution, the Company uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its changed orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract. The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.

The Company’s performance obligations are satisfied predominately over-time as work progresses for its custom assembled solar systems, utilizing an output measure of completed products and based on the timing of the product’s shipments considering the shipping terms described in the contract.

Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.

Contract Estimates

Accounting for contracts utilizing the over-time method and their expected cost-plus margins is based on various assumptions to project the outcome of future events that can exceed a year. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the availability and timing of funding from the customer. The Company reviews and updates its contract-related estimates each reporting period. The Company recognizes adjustments in estimated expected cost-plus on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheet, recorded on a contract-by-contract basis at the end of each reporting period. The majority of the Company’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets (i.e. unbilled receivables) and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time. As of December 31, 2019 and June 30, 2020, contract assets consisting of unbilled receivables totaling $16.1 million and $13.7 million respectively, were recorded within accounts receivable on the consolidated balance sheet. The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e. deferred revenue) relate to advanced orders and payments received by the Company and are the result of customers looking to take advantage of certain U.S. federal tax incentives set to decrease at the end of 2019. Based on the terms of the tax incentives the customer must pay for the goods prior to December 31, 2019 which accounts for the increase in the advanced orders and payments and the resulting deferred revenue. As of December 31, 2019 and June 30, 2020, contract liabilities consisting of deferred revenue was presented separately on the consolidated balance sheets.

Product Warranty

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to twenty years from customer acceptance. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary.

Inventory Valuation

Inventories consist of raw materials and finished goods. Inventories are stated at the lower of cost or estimated net realizable value using the weighted average method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values which require estimates by management.

Contingent Consideration

Tax Receivable Agreement

Concurrent with the acquisition of Array Technologies, Inc., Array Technologies, Inc. entered into the Tax Receivable Agreement with Ron P. Corio, our indirect stockholder. The Tax Receivable Agreement is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the Company’s consolidated statement of operations. The Tax Receivable Agreement obligations were recorded at acquisition-date fair value at inception and is classified as a liability. The Tax Receivable Agreement will generally provide for the payment by Array Technologies, Inc. to Ron P. Corio, our indirect stockholder, for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by Array Technologies, Inc. from the use of certain deductions generated by the increase in the tax value of the developed technology. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise. The significant fair value inputs used to estimate the future expected Tax Receivable Agreement payments to Ron P. Corio include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the Tax Receivable Agreement. As of December 31, 2019 and June 30, 2020, the estimated fair value of the Tax Receivable Agreement is $17.8 million and $18.8 million, respectively, which has been recorded as a liability. Subsequent changes in fair value of the Tax Receivable Agreement will be recognized in earnings.

Earn-Out Obligations

Under the Earn-Out Agreement, dated June 23, 2016, by and among ATI Investment Parent, LLC, ATI Investment Sub, Inc., Array Technologies, Inc., and the seller parties thereto (the “Earn-Out Agreement”), the Company is required to pay the former stockholders of Array Technologies, Inc., including Ron P. Corio, an indirect stockholder, future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the consummation of this offering; the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party; the sale of equity securities or assets of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, ATI Investment Sub, Inc. or the Company. The maximum aggregate earn-out consideration is $25.0 million.

As of December 31, 2019 and June 30, 2020, the estimated fair value of the earn-out obligations is $0.4 million and $1.8 million, respectively, which has been recorded as a liability. Subsequent changes in fair value of the earn-out liability will be recognized in earnings.

Equity-Based Compensation Expense

The Company accounts for equity grants to employees (Class B units of Parent) as stock-based compensation under ASC 718, Compensation-Stock Compensation. The Class B units contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest in Parent. Equity based compensation cost is measured at the grant date fair value and is recognized on a straight-line basis over the requisite service period, including those units with graded vesting with a corresponding credit to additional paid-in capital as a capital contribution from Parent. However, the amount of equity-based compensation at any date is equal to the portion of the grant date value of the award that is vested.

The Class B units issued to employees are measured at fair value on the grant date using an option pricing model. The Company utilizes the estimated weighted average of the Company’s expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

On November 19, 2019 and May 19, 2020, Parent issued 22,326,653 and 4,344,941, respectively, Class B units to certain employees of the Company. On March 28, 2020, Parent issued 1,000 Class C units to a member of the board of directors of Array Technologies, Inc. For the year ended December 31, 2019 and six months ended June 30, 2020, the Company recognized $0.8 million and $2.4 million, respectively, in equity-based compensation. At December 31, 2019 and June 30, 2020, the Company had $8.2 million and $8.4 million, respectively, of unrecognized compensation costs related to Class B units which is expected to be recognized over a period of 3.5 years. There were no forfeitures during 2019 or 2020. Following the Corporate Conversion, the Class B Units in Parent will remain outstanding and will not convert into shares of common stock of the Company.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in steel and aluminum prices and customer concentrations. We do not hold or issue financial instruments for trading purposes.

Concentrations of Major Customers

The Company’s customer base consists primarily of solar contractors and utilities. The Company does not require collateral on its trade receivables. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. For 2019, two customers, Blattner Energy Inc. and EDF Renewables, make up 28.7% of revenue and are the only customers constituting greater than 10% of total revenue. For the six months ended June 30, 2020, the Company’s largest customer and five largest customers constituted 17.7% and 51.6% of total revenues, respectively. For the six months ended June 30, 2020, two customers, EDF Renewables and Lightsource Renewable Energy US LLC, constituted more than 10% of total revenue. The loss of any one of the Company’s top five customers could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

Industry Overview

Solar Mounting Systems Market

Solar energy projects can be roof-mounted or ground-mounted. Roof-mounted systems typically have capacities of less than 1 MW and are connected directly to the end-user’s electrical system. Ground-mounted projects typically have capacities of at least 1 MW and are connected to the electricity grid. Ground-mounted solar energy projects represented 75% and 65% of the total solar generation capacity installed in the U.S. and internationally (excluding China), respectively, during 2019 according to IHS Markit. The structure that supports the solar panels and other related equipment used in the solar energy project is referred to as the mounting system. Ground-mounting systems can be trackers or fixed tilt. Tracker systems move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their power production. Fixed tilt systems do not move. According to IHS Markit, approximately 70% and 30% of all ground-mounted solar energy projects constructed in the U.S. and internationally (excluding China), respectively, during 2019 utilized trackers. Trackers can be single-axis or dual-axis. Single-axis trackers rotate around one axis only and dual-axis trackers rotate around two axes. The overwhelming majority of trackers produced and sold globally are single-axis.

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. A solar energy project that uses single-axis trackers costs approximately 7% more to build than a solar energy project that uses a fixed-tilt mounting system, but has a 22% lower LCOE according to BloombergNEF. Trackers typically represent between 10% and 15% of the total cost of a solar energy project based on information from BloombergNEF.

Historically, we have derived the majority of our revenues from the sale of trackers used in U.S. solar energy projects.

U.S. Solar Market

Solar is the fastest growing form of electricity generation in the U.S. From 2014 to 2019, annual installations of ground-mounted solar generation capacity in the U.S. grew at a compound annual growth rate of 20% and represented nearly 22% of all new generation over one megawatt brought online over the same time period, according to IHS Markit and the Federal Energy Regulatory Commission, respectively. IHS Markit forecasts that this rapid growth will continue, with annual installations of ground-mounted solar generation capacity in the U.S. increasing from 10.9 GWs in 2019 to 19.6 GWs in 2023, representing a compound annual growth rate of 16%.

We believe key drivers supporting continued growth in U.S. solar generation include:

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Expanding state regulations requiring that an increasing proportion of the energy sold in the state come from renewable sources. As of June 2020, 30 U.S. states, three territories and the District of Columbia had adopted RPSs, which mandate that a certain percentage of electricity sold in the jurisdiction by a certain date must come from renewable energy resources. An increasing number of these states and the District of Columbia have passed legislation, regulations or administrative or executive orders targeting 100% renewable or clean energy by 2050 or earlier. We believe that utilities and independent power producers will build a growing number of solar energy projects to meet these targets.

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Decommissioning of fossil-fuel and nuclear generation. According to the U.S. Energy Information Administration, more than 175 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years, representing 134 GWs of generation capacity, or approximately 12% of the total U.S. utility-scale generation capacity as of May 2020. We believe that a significant proportion of these plants will be replaced by solar energy projects because of their environmental benefits and competitive cost compared to fossil and other forms of generation.

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Increasing economic competitiveness of solar energy with fossil generation as measured by the LCOE. LCOE represents the average cost per unit of electricity of building, financing, operating and maintaining a power plant over its operating life. The U.S. Energy Information Administration estimates that the LCOE for new solar generation capacity entering service in 2022 is $37.44 per megawatt hour without federal tax incentives and $28.88 per megawatt hour with federal tax incentives, which is lower than the cost of building new power plants that burn natural gas or coal and lower than the cost of operating existing fossil fuel generation in certain instances. Furthermore, improvements in system performance and efficiency are contributing to continued declines in LCOE, making utility-scale solar with trackers an increasingly preferred source of new generation capacity, even without incentives or subsidies and apart from environmental considerations.

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Electrification of equipment and infrastructure that has historically been powered by fossil fuels. Aggressive electrification of energy end uses such as transportation, space heating and water heating are needed for the U.S. and the world to achieve ambitious greenhouse gas emission reduction goals, according to the Lawrence Berkeley National Laboratory. Federal, state and local governments have responded with a variety of measures to incentivize electrification, ranging from tax credits for electric vehicles to prohibitions on gas lines into new construction to banning gasoline-powered lawn tools. We believe that the substitution of electricity for fossil fuels in vehicles, appliances and residential and commercial building systems will significantly increase electricity consumption over time. Higher levels of electricity consumption will need to be met with new generation, which we believe will increasingly come from new solar energy projects.

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Growing corporate and investor support for decarbonization of energy. 245 companies in the S&P 500 had publicly disclosed emissions reduction targets as of October 2019, 240 major companies had pledged to source 100% of their energy from renewables as part of the international RE100 initiative as of July 2020, and four companies had made the Amazon Climate Pledge as of July 2019, which calls on its signatories to be net zero carbon across their businesses by 2040. In September 2020, Climate Action 100+, an investor initiative which represents 500 global investors who collectively manage more than $47 trillion in assets, sent letters to certain boards and CEOs of large corporate emitters to urge them to commit to and set clear goals to pursue transition to net-zero emissions by 2050 or sooner. We believe that corporate and investor commitments to reduce the carbon intensity of their businesses and use renewable energy will result in increasing demand for solar energy projects.

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Accelerating deployment of utility-scale battery storage. By storing the energy generated from solar energy projects and making it available at night or when weather conditions limit the amount of sunlight, battery storage makes solar energy a viable form of baseload generation. We believe that demand for solar energy projects to replace fossil-fuel fired baseload generation will increase as utility-scale battery storage decreases in cost and becomes more widely available.

U.S. Tracker Market

Trackers are the fastest growing ground-mounting system for solar in the U.S. From 2017 to 2019, U.S. installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 35%, approximately 1.5 times faster than the compound annual growth rate of installations of all ground-

mounted solar generation over the same period, according to IHS Markit. Installations of trackers grew faster than the total installations of ground-mounted solar generation in the U.S. because the percentage of ground-mounted solar installations that used trackers increased from approximately 60% in 2017 to approximately 70% in 2019. IHS Markit forecasts that growth in installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 19% between 2019 to 2023.

International Solar Market

Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019 according to IHS Markit. From 2014 to 2019, annual installations of ground-mounted solar generation capacity outside of the U.S. and China grew at a compound annual growth rate of 35% according to IHS Markit. IHS Markit forecasts that this significant growth will continue, with annual installations of ground-mounted solar generation capacity outside of the U.S. and China increasing from 48 GWs in 2019 to 72 GWs in 2023, representing a compound annual growth rate of approximately 10%. We believe key drivers supporting continued growth in international solar generation are similar to the U.S. and also include:

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Lack of existing transmission and distribution infrastructure in certain international locations is making solar energy an attractive alternative to new centralized generation. Many emerging market countries do not have well-developed electricity grids. The lack of grid infrastructure can make solar energy projects more attractive relative to conventional forms of generation because solar energy projects can be sited closer to the end-user and thus require less investment in transmission and distribution infrastructure.

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Limited domestic energy resources. Many countries do not have significant domestic supplies of coal and natural gas, the principal fuels used in conventional generation, or prefer to export their domestic supplies rather than consume them to generate electricity. We believe solar energy is very attractive to these countries because it allows them to generate electricity without importing or consuming domestic supplies of fossil fuels.

International Tracker Market

Excluding China, international installations of trackers for systems with more than one megawatt of capacity grew at a compound annual growth rate of 71%, approximately two times faster than the compound annual growth rate of installations of all ground-mounted solar generation from 2017 to 2019, according to IHS Markit. IHS Markit forecasts that growth in international installations of trackers will continue to outpace growth in total installations of ground-mounted solar, with annual installations of trackers growing at a compound annual growth rate of 15% between 2019 and 2023.

We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more energy for only a modest increase in capital cost and therefore have a lower LCOE than projects that do not use trackers. For example, a study published by the Solar Energy Research Institute of Singapore in July 2020 found that single-axis trackers with bifacial solar panels would deliver the lowest LCOE of any mounting system across 93.1% of the world’s land area and that single-axis trackers with monofacial solar panels would deliver the second lowest LCOE of any mounting system across 87.9% of the world’s land area.

Business

Overview

We are one of the world’s largest manufacturers of ground-mounting systems used in solar energy projects. Our principal product is an integrated system of steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers generate up to 25% more energy and deliver a 22% lower LCOE than projects that use “fixed tilt” mounting systems, according to BloombergNEF. Trackers represent between 10% and 15% of the cost of constructing a ground-mounted solar energy project, and approximately 70% of all ground-mounted solar energy projects constructed in the U.S. during 2019 utilized trackers according to BloombergNEF and IHS Markit, respectively.

Our trackers use a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor’s design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. Our largest customers are EPCs that construct multiple projects for many different end customers who often directly influence or make the decision to use our products. For example, our largest customer in 2019 was an EPC that represented 17% of our sales, but the trackers it purchased were used in 15 different solar projects with five different owners.

Demand for ground-mounting systems is driven by installations of new ground-mounted solar energy projects. Demand for our products and our competitors’ products is a function of the percentage of those new installations that use trackers as opposed to fixed-tilt mounting systems. Historically, we have derived the majority of our revenues from the sale of trackers used in solar energy projects located in the U.S. For example, in 2019, we derived 87%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively. As of June 30, 2020, there were more than 17 GWs of our trackers operating worldwide, including over 14 GWs in the U.S., representing nearly 30% of the total utility scale solar generation capacity installed in the U.S.

We are a U.S. company and our headquarters and principal manufacturing facility are in Albuquerque, New Mexico. As of June 30, 2020, we had 343 full-time employees, of which approximately 97% are located in the U.S., with the balance located in Europe, Latin America, and Asia.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in the solar energy market, reinforce our leadership position in the mounting systems market and distinguish us from our competitors:

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Direct beneficiary of the global energy transition. Nations are rapidly moving to decarbonize their economies in order to reduce air pollution and fight climate change. A key element of decarbonizing the global economy is transitioning electricity generation from fossil fuels to renewable energy. Solar energy has become one of the lowest cost, most reliable and most flexible forms of renewable energy generation and is becoming a preferred option for electricity generation worldwide. As a leading provider of ground-mounting systems for solar energy projects, we benefit directly from the global transition to renewable energy through growing demand for our products. We estimate that approximately 15% of the future spending on ground-mounted solar energy projects can be addressed by our products.

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Products independently verified to deliver the lowest cost of ownership and highest reliability. TÜV Rheinland PTL, found that projects using our tracker system would achieve a 6.7% lower LCOE, 4.5% higher net present value, and 31% lower operations and maintenance cost than projects that used competing single row control architectures. We believe that independent verification of the superior total cost of ownership and higher reliability of our products helps us to attract and retain customers and grow our market share.

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Panel technology agnostic. All solar panels require mounting systems, and our products are designed to work with all types of solar panels. As a result, we do not believe we are exposed to risk from changes in solar panel technology or shifts in market share between different manufacturers of solar panels. As long as there is demand for ground-mounted solar energy projects, we believe there will be demand for our products.

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Large installed base. As of June 30, 2020, there were more than 17 GWs of our trackers operating worldwide, including over 14 GWs in the U.S., representing nearly 30% of the total utility scale solar generation capacity installed in the U.S. We believe the large installed base of our products reinforces the advantages of our trackers for both our customers and their financing sources who value established equipment vendors with long product operating histories.

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Demonstrated ability to reduce the cost of our products while increasing profit margins. In order to enhance the competitiveness of our products and increase our margins, we continually work to reduce the cost of our products through innovation and rigorous supply chain management. These efforts have resulted in a reduction in cost of goods sold per watt by approximately 23% from 2017 through 2019. This has allowed us to reduce average selling prices by approximately 20% over the same period, driving significant increases in revenues, while simultaneously increasing gross profits and gross margins.

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Experienced engineering team with a track record of continuous innovation. We have successfully introduced three generations of trackers. We believe each new version has delivered significant improvements in performance, reliability and total cost of ownership. As of June 30, 2020, approximately 30% of our salaried employees were engineers with expertise in software, electronics, material science, structural mechanics and civil engineering. We believe that our engineering expertise will enable us to continually improve the functionality and reliability of our products while reducing their cost.

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Intellectual property and trade secrets portfolio. We maintain a portfolio of intellectual property and trade secrets related to our projects and business processes. Our core U.S. patent on a linked-row, rotating gear drive tracker (U.S. Patent No. 8,459,249) has also been issued in a number of other jurisdictions, including Australia, Chile, Germany, the European Patent Office, Spain, France and the U.K. We have also been granted six additional U.S. patents generally covering, among other things, technologies related to panel clamps/brackets, utilizing torque limiters to reduce hinge moment forces, and clearing obstructions. These additional patents have also been issued in a number of jurisdictions and are pending in others around the world. We have obtained trademark protection in the standard character marks “DuraRack” and “DuraTrack,” both of which are on the U.S. principal register and relate to our tracking products. We also utilize many common law trademarks. We have brought successful actions against competitors who have infringed on our intellectual property and our core U.S. patent was recently upheld in an inter partes review by the U.S. Patent and Trademark Office. In addition to our patents, we maintain a portfolio of trade secrets relating to, among other things, our pricing strategies, cost structures, sales pipelines and unpatented technology.

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Highly scalable manufacturing with low capital intensity. We are an engineering and technology centric company with an assembly-focused manufacturing model. Approximately 80% of our cost of goods sold consists of purchased components, including motors, gearboxes, electronic controllers and steel tubing that we source from third-party suppliers. The remainder of our cost of goods sold is primarily labor to fabricate and assemble certain specialized parts of our system. As a result, our business requires minimal capital investment and generates significant cash flow, which has allowed us to make investments in research and development, repay debt and make distributions to our stockholders.

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Rigorous supply chain management supported by a sophisticated ERP system. We have made substantial investments in our systems and supply chain designed to minimize material movement, working capital investment and costs of goods sold while enabling us to rapidly deliver large volumes of our products to project sites around the world. To minimize material movement and working capital investment, we typically ship purchased components representing more than 70% of our cost of goods sold directly from our suppliers to our customers’ sites. To lower our cost of goods sold, we employ components that are mass produced and widely available to maintain security of supply and to benefit from existing economies of scale. In addition, we believe the large volume of purchases that we make afford us preferential pricing and terms from our suppliers, which creates a competitive advantage.

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U.S. operations that reduce the potential impact of trade tariffs. We are a U.S. company and our principal operations and manufacturing facility are in Albuquerque, New Mexico. We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

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Adherence to ESG principles. We believe that our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We plan to report how we oversee and manage ESG factors material to our business under the GRI, which maintains a public database for governments and businesses to communicate their impacts on climate change, human rights and corruption. As a part of our plan to provide ESG disclosures pursuant to GRI, we will describe how our business contributes to certain UN SDGs.

Our Strategy

Our mission is to leverage our technology, people and processes to deliver solutions for the new energy economy that improve the performance, increase the reliability and reduce the cost of renewable energy. Key elements of our strategy include:

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Delivering product innovations that will convert more customers to our products. We believe we have a long track record of delivering innovative products that lower our customers’ LCOE while maintaining high reliability. Our strategy is to grow our market share by reducing the manufacturing, installation and ownership cost of our products through improved design, performance and cost. We are currently developing the next generation of our DuraTrack system which we believe will deliver significant improvements in all of these areas.

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Leveraging our global supply chain and economies of scale to reduce product cost. Purchased components are the largest contributor to our cost of goods sold. Our strategy is to continually reduce our cost of goods sold by leveraging the large volumes of materials and components we purchase against multiple, qualified suppliers to obtain the best price and terms while ensuring availability of inputs and mitigating the risk of supply chain disruptions.

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Growing our international business. Excluding China, the international market for ground-mounting systems for solar energy projects was more than four times larger than the U.S. market in 2019, but only approximately 30% of international solar energy projects used trackers compared with approximately 70% in the U.S. according to IHS Markit. While our historical focus has primarily been the U.S. given the size and attractiveness of that market, we have recently made investments in our international sales capability and supply chain to secure and deliver on orders globally. We believe that the share of international solar energy projects that use trackers has the potential to increase to the same level as the U.S. because trackers deliver the same benefits outside the U.S. as they do in the U.S. Components of our international growth strategy include leveraging our relationships with existing customers, many who develop and construct projects globally; marketing region-specific products tailored to the unique needs of particular geographies; entering into joint-venture or licensing arrangements with companies in certain markets; expanding our relationships with value-added resellers of our products in some countries; and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement. We also plan to leverage the experiences we gained from entering the Australian market where we increased our share of projects over 1 MW from 0% in 2016 to 41% in the first half of 2020.

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Creating new revenue streams that leverage our large installed base. We believe that the significant and continued growth in our installed base creates opportunities to sell products, software and services related to our tracker systems. Our strategy is to introduce a targeted set of offerings over time, including hardware and software upgrades and retrofits, as well as preventative maintenance and extended warranty plans that we believe can generate high margin, recurring revenues.

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Expanding into related products and services in adjacent markets organically or through acquisition. Our strategy is to leverage our engineering capabilities, supply chain, sales and marketing resources, and customer relationships to expand our business into products and services for adjacent markets. We are currently evaluating markets for related products that are used in solar energy projects, but that we do not currently supply, including foundations and electrical balance of system components, as well as other types of mounting and support structures used in electrical infrastructure. We may enter these markets by developing new products organically or through acquisitions.

Our Products and Services

Our Tracker System

Large-scale solar energy projects are typically laid out in successive “rows” that form an “array.” An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have patented single-axis tracker systems that use one electric motor to drive the rotation of multiple rows through articulated driveline joints, require only a single bolt clamp to attach solar panels and automatically stow in high wind conditions. We refer to our design as the “DuraTrack” system. We believe our DuraTrack system has significant advantages, including:

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Requiring fewer motors per megawatt than competing products. Our tracker system uses less than one motor per megawatt which compares with more than 25 motors per megawatt for our largest competitor. Using fewer motors per megawatt lowers the cost, reduces the number of failure points, and minimizes the maintenance requirements of our system. Fewer motors per megawatt also reduces the number of motor controllers and the amount of wiring and other ancillary parts that are required for the system, which further reduces cost, simplifies installation and improves reliability.

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Creating site design flexibility. Our drive-shaft joints articulate, which allows successive rows in the array to be offset by a combined angle of up to 40 degrees horizontally or vertically and accommodates up to a 26% grade. The ability to offset rows allows our customers to accommodate undulating terrain and irregular site boundaries without the need for extensive grading. We estimate that eliminating grading reduces construction costs by $0.01 to $0.07 per watt of installed capacity, maximizes the use of available land and helps preserve the site environment.

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Enabling higher power density than competing products. Our system is designed to minimize “dead space,” which we define as any area in the system that could otherwise be occupied by a solar panel. Minimizing dead space is important to our customers because maximizing power production per acre increases their return on investment. Our system minimizes dead space by locating our gearbox and drive shafts below the solar panels, as opposed to next to them in some of our competitors’ systems, and by using our patented low-profile clamps that require less than 1⁄4 inch of spacing between each panel in a row. Together, we believe these features allow our system to generate approximately 5% more power per acre than our largest competitor’s comparative design.

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Making installation easier. The amount of labor and time required during construction are major contributors to the cost of a solar energy project. We believe our tracker is simpler and faster to install than competing products because it has fewer parts, requires only one bolt to attach each solar panel, ships largely preassembled from our factory, is efficiently packaged based on component location in the array rather than by part type, and does not require any special tools to install.

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Automatically stowing in high wind conditions. Most damage to ground-mounted solar arrays is caused by high winds. Avoiding wind damage requires rotating the panels into a position that minimizes lifting forces as wind speeds increase. This feature is commonly referred to as “wind stow.” Most tracker systems rely on anemometers to determine when wind forces reach levels that could damage the array. The anemometers communicate with motor controllers that in turn instruct the motors in the tracker system to rotate the array into a wind stow position. Power to operate the motors is typically provided by a series of batteries. A failure of any of these components can cause the array to fail to stow, which may result in catastrophic damage. Our trackers operate differently. Each row in our system has a gearbox with a patented torque limiting technology which acts as a clutch that releases when wind forces reach a certain level, relieving the pressure on the row by allowing it to rotate freely. We refer to this capability as “passive stow.” As a purely mechanical system, passive stow eliminates the possibility of severe damage to the array from a failure to stow stemming from a loss of power or electronic component failure. Additionally, our trackers stow each row individually based on the wind force at that particular row, which allows unaffected rows in the array to continue to generate power while many of our competitors’ products indiscriminately stow the entire array.

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Having high reliability and no scheduled maintenance. Solar energy projects are expected to operate for at least 30 years, so their reliability and maintenance costs can have a significant impact on the owner’s return on investment. We have designed our tracker to minimize the number of components and potential failure points, provide redundancy in the event of a component failure and eliminate the need for scheduled maintenance, which reduces the total cost of ownership and improves return on investment for the users of our products. Based on an independent analysis by TÜV Rheinland PTL, we believe our system will require 433 times fewer service hours than our largest competitor’s system.

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Incorporating software and machine learning capabilities that enhance performance. Trackers are typically programmed to rotate panels in an array on a defined schedule. These schedules are made based on the average angle of insolation for the general area where the project is located but do not usually take into account the site’s specific terrain, weather or air quality conditions. We have developed a software offering called SmarTrack that uses site-specific weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production. Our SmarTrack software does not require additional hardware and DNV-GL, an independent engineering firm, has projected that using our SmarTrack software can increase energy production in certain circumstances by up to 5%.

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Meeting prospective national security requirements for U.S. critical energy infrastructure. Large solar energy projects are subject to heightened and evolving reliability and cybersecurity standards reviewed and approved by the U.S. government. We do not source controllers and other key electronic components from manufacturers that may be deemed to pose threats to U.S. national security, or rely on open, wireless communication protocols that can be easily hacked. As cyber attacks on infrastructure become more prevalent, we believe the U.S. government will impose increasingly stringent cyber security requirements on solar energy projects. For example, in May 2020, the President issued an executive order banning the importation and acquisition of bulk-power system electric equipment designed or manufactured by a foreign adversary, where such equipment poses a threat to grid security. The Administration subsequently issued clarifications including which countries are designated as “foreign adversaries” for the purposes of the executive order, naming China, Cuba, Iran, North Korea, Venezuela, and Russia. Providers and vendors to the grid-connected power system, such as us, must be vigilant against vulnerabilities to exploitation in equipment, especially where such equipment is used in control systems. Our control systems are not sourced from suppliers in the countries identified by the Administration, and we continue to work with our suppliers and the government to ensure compliance with the intent and scope of the executive order.

DuraTrack® HZ v3

Our DuraTrack® HZ v3 was launched in May 2015. The DuraTrack HZ v3 is our third generation single axis tracker and incorporates unique features such as a patented single-bolt per module mounting system that reduces installation time, a passive wind load mitigation system and a low number of motors and controls per MW.

SmarTrack Software

SmarTrack uses site-specific historical weather and energy production data, in combination with machine learning algorithms, to identify the optimal position for a solar array in real time to increase its energy production.

Product Roadmap

Our products reflect the innovation focus and engineering capabilities of our people. Our product roadmap is rooted in delivering value to the customer, differentiated products and services and new market creation.

We have introduced three generations of trackers and each new version has delivered significant cost and performance improvements over the prior version. We are currently developing the fourth version of the DuraTrack system which will focus on improvements to performance, reliability and cost of ownership.

We are also planning to introduce improvements and additional functionality to our SmarTrack software, including unique positioning algorithms designed to maximize energy production from arrays that use bi-facial panels, pre-positioning instructions based on weather forecasts and enhanced site-specific machine learning capabilities as well as cybersecurity enhancements.

Sales and Marketing Strategy

Our sales and marketing strategy is to educate all influencers and stakeholders involved in building, owning and maintaining a solar energy project on the merits of our products generally and their low lifetime cost of ownership specifically. With the objective of making DuraTrack the preferred tracker system globally, we educate customers and influencers through a combination of direct sales efforts; commissioning independent, third-party studies; hosting training seminars; and sponsoring industry conferences and events.

We take a “360-degree” approach to selling, working with developers, independent power producers, EPCs, utilities, independent engineering firms, insurers and mechanical subcontractors in each of the countries where we operate. In the U.S., Europe, the Middle East and Africa (“EMEA”), Latin America and Australia our products are actively sold by employees in seven different countries. Since January 1, 2017, approximately 80 customers around the world have installed our solar tracking systems, including an average of 18 new customers per year since 2017.

Our Customers

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. Our largest customers are EPCs that construct multiple projects for many different end customers who often directly influence or make the decision to use our products. For example, our largest customer in 2019 was an EPC that represented 17% of our sales, but the trackers it purchased were used in 15 different solar projects with five different owners. In 2019, our two largest customers, Blattner Energy Inc., an EPC, and EDF Renewables, an independent power producer, represented approximately 29% of our revenue and were the only customers constituting greater than 10% of total revenue. In 2019, we derived 87%, 8% and 5% of our revenues from customers in the U.S., Australia and rest of the world, respectively.

Training and Customer Support

We offer our customers engineering expertise to design and deliver the optimal solution for each unique project, installation training services and dedicated project management to provide comprehensive technical support.

We offer a wide variety of training and support designed to ensure an efficient build process of our tracker system, including hands on and video supported instruction and documentation. We support all of our customers with design consulting throughout the sales process. Our technical support organization includes applications engineering, geotechnical and civil engineering in each region where we operate. To support projects around the globe, we have resources available to work on solutions 24/7. We manage open issues via our customer relationship management system in order to monitor service, track closure of all customer issues and further improve our customer service in every region in which we sell our products.

Customer service and satisfaction are a key focus for us and contribute to our success. We have field service engineers located in the geographies where we are active, and support our customers with commissioning of large projects, introduction of new technologies and features and on-the-job training of new installers. Our customer support and training organization consists of approximately 25 full time employees worldwide.

Manufacturing

We operate a 43,153 square feet manufacturing facility in Albuquerque, New Mexico. Our manufacturing process is designed to meet four objectives: limit capital intensive and low value-added activities that can be outsourced to other companies; minimize labor content where possible; minimize the amount of assembly our customers will be required to do at the site; and minimize material movement both from vendors to us and inside our factory.

We produce module clamps, center structures, spring dampers and motor controller assemblies at our Albuquerque facility. We have entered outsourcing contracts for steel tubing, drivelines, bearing assemblies and gear boxes that ship directly from our suppliers to job sites or designated warehouses. By using vendors, we are able to drop ship products directly to our customers sites, which improves working capital turnover, quality and inventory management.

While we maintain certain levels of supplies and inventories, have the capability to insource some of the products manufactured by outside vendors to our principal manufacturing facility and have identified alternative vendors for contingency purposes, we depend upon a small number of vendors to manufacture certain components used in our products. We have implemented a policy that no component be single-sourced and that second-source suppliers be located domestically where possible.

We believe our status as a U.S. company with U.S. manufacturing reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries.

Research and Development

We continually devote resources to research and development (“R&D”) with the objective of developing innovative new products and services that enhance system performance, improve product reliability, reduce product cost and simplify installation. Our development strategy is to identify features that bring value to our customers and differentiate us from our competitors. We measure the effectiveness of our R&D using a number of metrics, beginning with a market requirements definition, which includes a program budget, financial payback, resource requirements, and time required to launch the new product, system, or service into the market. We employ a stringent engineering phase gate review process that ensures all R&D programs are meeting their stated objectives from inception to deployment.

We have a strong R&D team with significant experience in solar energy as well as expertise in mechanical engineering, software engineering, civil engineering, systems/control engineering, power electronics, semiconductors, power line communications and networking. As needed, we collaborate with academia, national laboratories, and consultants, to further enhance our capabilities and confirm results independently. As of June 30, 2020, we had 52 people in our engineering department.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of August 9, 2020, we had two U.S. trademark registrations, seven issued U.S. patents, 17 issued non-U.S. patents, eight patent applications pending for examination in the U.S., nine U.S. provisional patent applications pending, at least 72 patent applications pending for examination in other countries and eight domain name registrations, all of which are related to U.S. applications. Many of our patents relate to mounting assemblies, solar trackers and related methods. Our U.S. issued patents are scheduled to expire between 2030 and 2037.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.

Our policy is for our research and development employees to enter into confidentiality and proprietary information agreements with us to address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. However, we might not have entered into such agreements with all applicable personnel, and such agreements might not be self-executing. Moreover, such individuals could breach the terms of such agreements.

We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

ITC for Solar Projects

The most significant incentive program to our business is the ITC for solar energy projects. The ITC was originally enacted in 2005 and the rate was 30% through the end of 2019. The ITC rate stepped down to 26% in 2020 and is scheduled to step down further to 22% in 2021 and to 10% in 2022. The relevant year for determining the applicable ITC rate is the year in which the project is deemed to begin construction under U.S. Internal Revenue Service (the “IRS”) rules. In general, the IRS rules provide that construction begins in the year in which a taxpayer performs physical work of a significant nature or pays or incurs at least 5% of the total cost of the solar energy project (the “Safe Harbor”). If the taxpayer chooses to satisfy the Safer Harbor by purchasing equipment, the IRS rules generally require that the taxpayer take delivery of the equipment within three and a half months from the date the equipment is ordered.

Seasonality

Our revenue is impacted by seasonality related to ITC step-downs and construction activity.

ITC step-downs. While solar power is cost-competitive with conventional forms of generation in many states without the ITC, we believe step-downs in the ITC have influenced, and will continue to influence, the timing and quantity of some customer’s orders. For example, during the fourth quarter of 2019, we received approximately $400 million of orders that were structured to maintain our customers’ eligibility for the 30% ITC. We shipped and recorded the associated revenues on approximately $100 million and $300 million of those orders in the fourth quarter of 2019 and first half of 2020, respectively. While we cannot predict our customers’ behavior, we expect the pattern of some customers placing large orders in the fourth quarter with the majority of shipments occurring during the first half of the next calendar year will continue through 2022 when the ITC step-downs end. We believe the effect of this order pattern on our 2020 and future results will be significantly higher revenues in the first half of the year compared to the second half of the year.

Construction activity. Project construction activity in North America is lower in colder months. The installation of a solar tracker requires setting foundations in the ground which is more costly when the ground is frozen. Accordingly, we typically expect to see higher revenues in the second and third quarters when the weather is warmer in North America and lower in the first and fourth quarters when the weather is colder absent other factors. While we expect this seasonality will continue to impact us in the near term as a large portion of our business is in North America, we expect to see less pronounced seasonal variations as we expand into new global markets in the southern hemisphere.

Competition

Trackers are highly specialized products that are specific to the solar industry. The unique expertise required to design trackers and customers’ reluctance to try unproven products has confined the number of firms that produce trackers to a relatively small number. Our principal tracker competitors include NEXTracker Inc., a subsidiary of Flex Ltd., PV Hardware and Artech Solar. We also compete indirectly with manufacturers of fixed tilt mounting systems, including UNIRAC, Inc., and RBI Solar Inc., a subsidiary of Gibraltar Industries, Inc. We compete on the basis of product performance and features, total cost of ownership (usually measured by LCOE), reliability and duration of product warranty, sales and distribution capabilities, and training and customer support.

Employees

As of June 30, 2020, we had 343 full-time employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Facilities

Our corporate headquarters are located in Albuquerque, New Mexico and consists of 11,647 square feet of office space and 14,758 square feet of manufacturing, warehousing and shipping space, respectively. We own our corporate headquarters.

In addition to our corporate headquarters, we lease approximately 1,276,000, 649,000, 500,000, 176,000, and 135,000 square feet of warehousing facilities in Kansas, Nevada, Tennessee, Texas, and Wisconsin, respectively. We also lease space in Australia and Spain for sales and technical support employees.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Legal Proceedings

On August 30, 2017, Array filed its first amended complaint in the U.S. District Court for the District of New Mexico against Colin Mitchell, Nextracker, Inc., Flextronics International U.S.A., Inc., Marco Garcia, Daniel S. Shugar, and Scott Graybeal (collectively “Defendants”) asserting (among other claims) trade secret misappropriation, tortious interference with contract, fraud, and breach of contract. Defendant Mitchell was formerly an employee of the Company, but was hired by Nextracker in violation of his non-compete agreement, and shared with Nextracker and the other defendants certain of Array’s trade secrets and confidential information in violation of his legal obligations. Defendants filed their answer to the amended complaint on February 5, 2018 denying the allegations, but did not assert any counterclaims against Array. The case has been vigorously litigated through the close of fact discovery and expert discovery. As of September 1, 2020, the court has ruled on a number of motions, including a dismissal of the Defendants’ unclean hands defense and granting partial summary judgment in favor of Array for breach of contract. As of September 30, 2020, the Court has denied in every material aspect the motion for summary judgment filed by the Defendants. The Court has yet to rule on a motion for sanctions filed by Array. We anticipate that once the court has ruled on all of the pending motions, and the court procedures allow for jury trials to resume, it will set a trial date.

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental Laws and Regulations

We are subject to a variety of environmental, health and safety, and pollution-control laws and regulations in the jurisdictions in which we operate. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous substances, chemicals and wastes at some of our facilities in connection with our product development, testing and manufacturing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such substances, chemicals or wastes could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities are located on properties with a history of use involving hazardous substances, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Government Incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation, and an exclusion of solar energy systems from property tax assessments. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or pursuant to power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives The following is a summary of the major current government subsidies and economic incentives in the key jurisdictions where our customers operate.

United States

The U.S. federal government provides an ITC that allows a taxpayer to offset its federal income tax liability by a percentage of its cost basis in a solar energy system put to commercial use. The value of the tax credit varies depending on the year in which construction is deemed to begin. Under the current legislative framework, solar projects that were under construction by the end of 2019 qualify for a tax credit equal to 30% of the project’s cost. The value drops to 26% for projects starting construction in 2020, and 22% for projects starting construction in 2021. The credit drops to a permanent 10% level for projects that begin construction in 2022 or later. Projects that begin construction before 2022, but are not placed in service until 2024 or later, are also limited to the 10% credit.

The federal government also permits accelerated depreciation, and in some cases 100% “bonus” depreciation, for certain equipment, including solar energy systems. In addition, some U.S. states offer an additional corporate investment or production tax credit for solar that is additive to the ITC. Additionally, many U.S. states and local jurisdictions have established various property tax abatement incentives for renewable energy systems.

Management

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held
Jim Fusaro	58	Chief Executive Officer
Nipul Patel	49	Chief Financial Officer
Jeff Krantz	51	Chief Commercial Officer
Charlotte MacVane	37	General Counsel & Chief Legal Officer
Stuart Bolland	48	Chief Operations Officer
Jennifer Cheraso	52	Chief Human Resources Officer
Lucas Creasy	40	Chief Technology Officer
Troy Alstead	57	Director*
Orlando D. Ashford	52	Director*
Frank Cannova	30	Director
Ron P. Corio	59	Director
Brad Forth	55	Director, Chairman
Peter Jonna	35	Director
Jason Lee	45	Director

*	Our board of directors has determined that this director will be independent under the standards of Nasdaq.

Jim Fusaro has been our Chief Executive Officer since June 2018. Mr. Fusaro first began his career in aerospace in 1985. Prior to joining the Company, Mr. Fusaro served as a senior executive for multinational corporations including, Amkor Technology, Honeywell Aerospace, and Honeywell Performance Materials and Technologies, and Avnet. Prior to joining the Company, Mr. Fusaro served as Senior Vice President, IoT and Global Design Solutions of Avnet between June 2017 and June 2018. From June 2011 and June 2016, Mr. Fusaro held a number of leadership positions at Honeywell Aerospace, including Vice President & General Manager of Mechanical Subsystems and Vice President of Honeywell Operating System. From June 2016 and June 2017, Mr. Fusaro served as President of Honeywell Performance Materials, Advanced Materials. Mr. Fusaro holds a Master of Science in Mechanical Engineering from Rensselaer Polytechnic Institute and a Bachelor of Science in Mechanical Engineering from Arizona State University, additionally he is a certified Six Sigma Black Belt. Mr. Fusaro has authored over 60 technical publications and holds a number of U.S. Patents. Mr. Fusaro was nominated to serve on our board of directors because of his extensive senior leadership experience and comprehensive knowledge of our business and perspective of our day-to-day operations.

Nipul Patel joined the Company as Chief Financial Officer in April 2019. Prior to joining the Company, Mr. Patel served as Vice President Global Finance—Financial Planning and Analysis of Avnet between 2013 and 2018, as Director of Finance, Marketing and Product Management of Honeywell International between 2007 and 2013, and as Vice President Finance, FP&A and Solutions of Benchmark Electronics between 2018 and 2019. Mr. Patel is a Certified Public Accountant, holds a Bachelor of Science degree in accountancy from Miami University, and earned an MBA from Case Western Reserve University.

Jeff Krantz joined the Company in January 2017 and has been our Chief Commercial Officer since June 2019. Mr. Krantz is responsible for building and scaling Array’s sales/marketing and service initiatives. Prior to joining the Company, Mr. Krantz was Vice President of Sales for SMA North America from 2012 to 2017, a global market leader in solar inverters. Prior to that position, Mr. Krantz served as Vice President of Semiconductor and Solar Business for Pfeiffer Vacuum/Alcatel Vacuum Products between 2005 to 2012. Mr. Krantz’s prior experience also includes sales management positions at a variety of enterprises over the past 20 years, including 11 years in the power generation industry. Mr. Krantz has a Bachelor’s degree in Arts and in Business Management from Concordia University of Austin.

Charlotte MacVane has been our General Counsel since July 2017 and Chief Legal Officer since June 2019. Prior to joining the Company, Ms. MacVane served as General Counsel and Associate General Counsel for companies in the energy, software and semiconductor industries, including Energy Solutions International between 2012 and 2015 and Emerson Process Management between 2015 to 2017. Prior to these roles, Ms. MacVane served as General Counsel for Capital Asset Exchange & Trading, LLC between 2010 and 2012. Ms. MacVane received her undergraduate degree from Occidental College and her JD from Boston University. Ms. MacVane is also on the Board of the Association of Women Attorneys, Houston.

Stuart Bolland has been our Chief Operations Officer since September 2018. Mr. Bolland is responsible for Array’s global integrated supply chain which includes, procurement, manufacturing, logistics, planning and quality. Prior to joining the Company, Mr. Bolland served as Senior Director of Procurement and Asset Management for Honeywell’s Advanced Materials business between April 2015 and August 2018. Between April 2014 and April 2015, Mr. Bolland served as Strategic Sourcing Director of Honeywell’s Fluorine Products business. Prior to that, Mr. Bolland held several cross-functional roles at Hemlock Semiconductor and Dow Corning (now Dow Chemical), including Six Sigma Blackbelt, Economic Evaluator and Technology Manager, and as a Business Director between 2012 and 2014. Mr. Bolland earned a Bachelor of Science degree in Chemical Engineering at the University of Bath (U.K.).

Jennifer Cheraso has been our Chief Human Resources Officer since February 2019. Ms. Cheraso is responsible for Array’s Human Resources department. Ms. Cheraso has over 20 years of human resources experience and has held a variety of human resources leadership positions within our Company. Prior to joining the company, Ms. Cheraso was the founder of JKC Consulting, LLC, between 2018 and February 2019, which provided a wide array of professional services focused on improving organizational performance and engagement. Ms. Cheraso held a number of leadership positions in Honeywell, serving as Vice President, Staffing and Talent Management at Honeywell’s Home & Buildings Technologies between 2015 and 2017. Between 2013 and 2014, Ms. Cheraso was Senior Director – Organizational Development and Learning of Honeywell Aerospace. Ms. Cheraso earned her Bachelor’s degree in Business and General Management from Purdue University’s Krannert School of Management as well as her Master’s degree in Business Administration and in Human Resources from Purdue University’s Krannert Graduate School of Management. Ms. Cheraso holds an OD Certification from the NTL Institute, is a Certified Professional Coach and SPHR certified.

Lucas Creasy has been our Vice President of Engineering since January 2019, and as of July 2020, Mr. Creasy has been our Chief Technology Officer. Mr. Creasy has over 16 years of product design, development & engineering experience. Prior to joining the Company, Mr. Creasy worked as Vice President of Engineering of Local Motors, Inc. from October 2017 and December 2018. From February 2016 and October 2017, Mr. Creasy held leadership positions in the program management office at Local Motors, Inc. Between 2002 and 2016, Mr. Creasy worked at The Knaphiede Manufacturing Company serving in several capacities, including engineering management, program management, and manufacturing engineering. Mr. Creasy has a Bachelor of Science degree in Manufacturing Engineering from Western Illinois University, and a Master’s degree in Business Administration from Quincy University.

Troy Alstead is the founder of Ocean5 and Table 47, concepts opened in 2017 for dining, entertainment and events. In February 2016, Mr. Alstead retired from Starbucks Corporation, an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. He served as Chief Operating Officer beginning in 2014. From 2008 to 2014, he served as that company’s Chief Financial Officer and Chief Administrative Officer. Additionally, he served as Group President from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in a number of operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks’ international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. and

Harley-Davidson, Inc., OYO Global, and Topgolf International. Mr. Alstead earned a B.A. in business administration from the University of Washington. Mr. Alstead was nominated to serve on our board of directors because of his expertise in the areas of finance and operations.

Orlando D. Ashford served as the President at Holland America Line Inc. at Carnival plc from December 2014 until June 2020. Mr. Ashford oversaw Holland America Line’s sales and marketing, revenue management deployment and itinerary planning, public relations, hotel operations and strategy. Between 2012 and 2014, Mr. Ashford was the President of the Talent business segment at Mercer LLC and Mercer Inc., a global consulting leader and subsidiary of Marsh & McLennan Companies. From 2008 to 2012, Mr. Ashford was the Senior Vice President, Chief Human Resources and Communications Officer for Marsh & McLennan Companies, Inc. Prior to joining Marsh & McLennan Companies, Inc. in 2008, Mr. Ashford served as Group Director of Human Resources for Eurasia and Africa for the Coca-Cola Company and as Vice President of Global Human Resources Strategy and Organizational Development for Motorola, Inc. He has also held leadership positions with Mercer Delta Consulting, Ameritech and Andersen Consulting. Mr. Ashford serves on the board of directors for ITT Inc., Hershey Entertainment & Resorts Company, the Virginia Mason Medical Center, the Seattle chapter of the Positive Coaching Alliance and Year Up. He has been honored as a Purdue University School of Technology Distinguished Alumnus and received the Seattle Business Magazine 2019 Executive Excellence Award. Mr. Ashford earned a Bachelor of Science degree and Master of Science degree in Organizational Leadership and Industrial Technology from Purdue University. Mr. Ashford was nominated to serve on our board of directors because of his extensive experience serving on public company boards and his expertise in addressing talent, culture and human capital issues at the executive level.

Frank Cannova is a vice president at Oaktree, where he is responsible for sourcing, executing and overseeing investments in leading companies in the energy, utility and industrials sectors for the Power Opportunities investment strategy at Oaktree. Mr. Cannova currently serves on the boards of Array Technologies, Renewable Energy Infrastructure Group, and Shoals Technologies Group Inc., a privately held manufacturing company. He previously served on the board of directors of Contract Land Staff. Prior to joining Oaktree in 2015, Mr. Cannova was an associate in the private equity group of Sun Capital Partners, responsible for evaluating investments across the consumer, business services and industrial sectors. Mr. Cannova began his career as an investment banking analyst with Imperial Capital providing M&A and leveraged finance advisory services. He received a B.S. degree in chemical engineering from University of California, Los Angeles. Mr. Cannova was nominated to serve on our board of directors because of his expertise in the areas of finance and energy.

Ron P. Corio founded Array Technologies in 1989. Mr. Corio served as Chief Executive Officer and Chief Technical Officer of the Company from January 1989 to June 2018. Mr. Corio is also the inventor of 13 patents. Mr. Corio was nominated to serve on our board of directors because of his extensive solar energy experience, technical expertise and long history with the Company.

Brad Forth has been a senior advisor to Oaktree’s GFI Energy Group since 2016. He helps the team anticipate growth opportunities in the power, utility and energy sectors, and invest its capital in leading companies, helping management teams to accelerate the growth of their businesses. Mr. Forth has spent his entire career in the energy industry. He began his career as a design engineer at Power Measurement, Inc. in 1988, where he was responsible for pioneering research in the field of digital power metering and energy management systems. Mr. Forth remained at Power Measurement in various capacities for 18 years, the last nine as its CEO from 1999 to 2005. In 2006, he joined GFI Energy Group as a partner until 2009. Mr. Forth was a Managing Director at Oaktree from 2009 to 2016. Mr. Forth was a former board member of Xantrex Technology, The Kirlin Group and OpTerra Energy Group, and a former board chair of GT Solar Incorporated, Turbine Generator Maintenance, Cannon Technologies, GoodCents and TenK Solar. Since June 2017, he has been a board member of Shoals Technologies Group Inc., a privately held manufacturing company. Mr. Forth received a Bachelor of Electrical Engineering degree from the University of Victoria in Canada. He was winner of the 2002 Ernst and Young award for “Pacific Entrepreneur of the Year – Technology and Communications” and has been a member of Young Presidents’ Organization since 1998. Mr. Forth was nominated to serve as the chairman of our board of directors because of his expertise in the energy industry.

Peter Jonna has worked in Oaktree’s GFI Energy Group since 2013, where he is responsible for sourcing, executing and overseeing investments in leading companies in the energy, utility and industrials sectors. Mr. Jonna has been a managing director at Oaktree since January 2020. His prior positions include serving as a senior vice president from July 2017 to January 2020 and as a Vice President from July 2015 to July 2017. Mr. Jonna presently serves on the boards of directors of: Building Infrastructure Solutions Group, a privately held building services company; Shoals Technologies Group Inc., a privately held manufacturing company; Renewable Energy Infrastructure Group, a privately held renewable energy services company; Montrose Environmental Group, Inc., a publicly held environmental services company; and Infrastructure & Energy Alternatives, Inc., a publicly held infrastructure construction company. Mr. Jonna previously served on the board of directors of Sterling Lumber Company. Prior to joining Oaktree, he was an investment analyst in the Americas investment team of the UBS Infrastructure Asset Management strategy investing directly in energy, power and transportation infrastructure assets. Mr. Jonna began his career as a project development engineer in Skanska’s Large Projects Group which focused on developing and constructing public private partnerships and infrastructure development projects. Mr. Jonna earned an M.S. in civil engineering from Stanford University and a B.S. in civil engineering from University of California, Los Angeles. Mr. Jonna was nominated to serve on our board of directors because of his expertise in the energy, utility and industrials sectors.

Jason Lee is a managing director and co-portfolio manager at Oaktree where he is responsible for managing the Power Opportunities investment strategy, focused on private equity investments in leading companies serving the energy and utility sectors. Mr. Lee is responsible for the overall management of the group and its investing activities, including setting investment strategy, sourcing and executing investment opportunities and board oversight of the group’s portfolio companies. He has worked at Oaktree since 2009. Mr. Lee currently serves on the boards of NAPEC and Shoals Technologies Group Inc., a privately held manufacturing company. Prior to Oaktree, Mr. Lee worked for a number of years as an executive in the operational management of several companies, some of which he co-founded, and has advised a number of companies and government organizations in the areas of entrepreneurial strategy, investments and finance. He began his career at J.P. Morgan’s technology, media and telecom investment banking practice. Mr. Lee received his B.S. degree from the University of California, Berkeley and an M.B.A. from the UCLA Anderson School of Management where he serves as a member of the finance faculty and teaches courses on corporate finance, entrepreneurship and private equity. Mr. Lee was nominated to serve on our board of directors because of his expertise in the areas of finance and energy.

Upon consummation of this offering, our board of directors will consist of eight individuals including one as chairman. We expect our board of directors to determine Troy Alstead and Orlando D. Ashford to be independent directors under the standards of Nasdaq.

Committees of Our Board of Directors

Our board of directors will establish, effective upon the consummation of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of Troy Alstead, Orlando D. Ashford and Frank Cannova, with Troy Alstead serving as chairman. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that Troy Alstead is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of Orlando D. Ashford, Brad Forth and Jason Lee, with Orlando D. Ashford serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of Brad Forth, Peter Jonna and Ron P. Corio, with Brad Forth serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Controlled Company Exemption

Upon completion of this offering, Oaktree and Ron P. Corio will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of Nasdaq;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of Nasdaq within the applicable time frame.

Director Compensation for 2019

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during 2019.

New Director Compensation Program

After the completion of this offering, our non-employee directors will be eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. We expect that, following this offering, our non-employee directors will receive the following annual retainers for their service on our board of directors. The non-employee directors who are employees of Oaktree have agreed or are otherwise obligated to transfer all or a portion of the compensation they receive for their service as directors to Oaktree. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Non-Executive Chairman Board Member	$ $	100,000 60,000
Audit Committee:
Chairperson		$25,000
Committee Member		$10,000
Compensation Committee:
Chairperson		$17,500
Committee Member		$7,500
Nominating and Corporate Governance Committee:
Chairperson		$10,000
Committee Member		$5,000

We expect that our non-employee directors who are not also employees of us or Oaktree will receive restricted stock units with an aggregate grant date value of $120,000, subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. In addition, we expect that non-employee directors who are not also employees of us or Oaktree and are appointed in connection with this offering will receive a one-time grant of restricted stock units with an aggregate grant date value of $100,000, subject to the terms of the LTIP and the award agreement pursuant to which such award is granted.

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the consummation of this offering. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of Business Conduct and Ethics

We will adopt, effective upon the consummation of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

Executive Compensation

Executive Compensation

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year ended December 31, 2019 (the “2019 Fiscal Year”).

Name	Principal Position
Jim Fusaro	Chief Executive Officer
Jeffrey Krantz	Chief Commercial Officer
Stuart Bolland	Chief Operations Officer

2019 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2019 Fiscal Year.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Jim Fusaro (Chief Executive Officer)	2019	$480,000	$2,248,421	$750,000	$25,925	$3,504,346
Jeffrey Krantz (Chief Commercial Officer)	2019	$350,000	$730,737	$220,000	$8,400	$1,309,137
Stuart Bolland (Chief Operations Officer)	2019	$300,000	$730,737	$220,000	$8,329	$1,259,066

(1)

Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Class B Common Units granted to Messrs. Fusaro, Krantz and Bolland during the 2019 Fiscal Year. The Class B Common Units represent membership interests in Parent that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Common Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Please see Note 13 “Equity Based Compensation” in our consolidated financial statements for the year ending December 31, 2019 for additional details.

(2)

Amounts in this column reflect bonuses paid to the Named Executive Officers with respect to the 2019 Fiscal Year. Please see the section entitled “Narrative Disclosure to Summary Compensation Table—Employment Offer Letters” below for additional details.

(3)

Amounts in this column reflect (i) in the case of Mr. Fusaro, $17,526 in commuting expenses and $8,399 in 401(k) plan matching contributions made on his behalf during the 2019 Fiscal Year and (ii) in the case of Messrs. Krantz and Bolland, 401(k) plan matching contributions made on their behalf during the 2019 Fiscal Year. See below under “—Additional Narrative Disclosure—Retirement Benefits” for additional information regarding 401(k) plan contributions.

Narrative Disclosure to Summary Compensation Table

Employment Offer Letters

We have offer letters, as amended, with each of our Named Executive Officers that provide for each executive’s annual base salary, target bonus opportunity, an initial grant of Class B Common Units in Parent, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in our benefit plans generally.

Messrs. Fusaro’s, Krantz’s and Bolland’s annual base salaries for the 2019 Fiscal Year were $480,000, $350,000 and $300,000, respectively, and their target annual bonuses were 100%, 40% and 40%, respectively, of their base salary. For the 2019 Fiscal Year, bonuses were paid out at 125% of the target annual bonus amount at the discretion of our board of directors and Messrs. Fusaro, Krantz and Bolland received bonus payments of $600,000, $175,000 and $150,000, respectively. These bonus levels were determined based on the Company’s EBITDA and working capital performance, as well as the board of directors’ assessment of the level of achievement of each Named Executive Officer’s personal management objectives. We are currently in the process of further refining our annual bonus program with payments to be determined based on the achievement of specific pre-established performance measures. In addition, our board of directors approved one-time bonuses based on the Company’s achievement of record levels of sales and volume deliveries. In recognition of this achievement, Messrs. Fusaro, Krantz and Bolland received bonuses of $150,000, $45,000 and $70,000, respectively.

The offer letters provide for certain severance benefits upon a resignation by the applicable executive for “good reason” or upon a termination by the Company without “cause.” Please see the section entitled “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits provided to our Named Executive Officers under the offer letters.

Long Term Incentive Compensation

We have historically offered long-term incentives to our Named Executive Officers through grants of restricted Class B Common Units in Parent. These Class B Common Unit awards are subject to time-based vesting requirements and are subject to accelerated vesting upon the occurrence of certain terminations of employment and certain change in control events. However, we do not anticipate that the consummation of this offering or any of the related transactions will result in accelerated vesting of any of the Class B Common Units in Parent. See below under “Potential Payments Upon a Termination or Change in Control” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2019.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price ($) (5)	Option Expiration Date (5)
Jim Fusaro	2,459,211	3,161,842	(2)	N/A	N/A
Jeffrey Krantz	1,370,132	456,711	(3)	N/A	N/A
Stuart Bolland	685,066	1,141,777	(4)	N/A	N/A

(1)

The equity awards disclosed in this table are restricted class B common units in Parent, which are intended to be profits interests for federal income tax purposes. Despite the fact that the class B common units do not require the payment of an exercise price or have an option expiration date, we believe they are economically similar to stock options and, as such, they are reported in this table as “Option” awards. Awards reflected as “Unexercisable” are class B common units that have not yet vested. Awards reflected as “Exercisable” are class B common units that have vested, but remain outstanding. The class B common units are subject to time-based vesting conditions. A certain percentage of each award was vested upon the issuance date of November 18, 2019 and 6.25% of the award vests on the last day of each calendar quarter following the issuance date until 100% vested, subject to the Named Executive Officer’s continued employment through the applicable vesting date. The treatment of these awards upon certain terminations of employment and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”
(2)

351,316 of these class B common units vested on each of March 31, 2020, June 30, 2020 and September 30, 2020. 351,316 of these class B common units will vest on each of December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022, so long as Mr. Fusaro remains employed through such dates.

(3)

114,178 of these class B common units vested on each of March 31, 2020, June 30, 2020 and September 30, 2020. 114,178 of these class B common units will vest on December 31, 2020, so long as Mr. Krantz remains employed through such dates.

(4)

114,178 of these class B common units vested on each of March 31, 2020, June 30, 2020 and September 30, 2020. 114,178 of these class B common units will vest on each of December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022, so long as Mr. Bolland remains employed through such dates.

(5)	These equity awards are not traditional options, and therefore, there is no exercise price or option expiration date associated with them.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the Named Executive Officers, can make voluntary pre-tax contributions. Prior to 2020, we matched 100% of elective deferrals up to 3% of compensation. We currently match 50% of elective deferrals up to 3% of compensation, plus 50% of elective deferrals over 3% of compensation but that do not exceed 5% of compensation. These matching contributions made (i) prior to 2020, vests ratably over a five-year period and (ii) in 2020, vest 100% on the second anniversary of the commencement of the participant’s employment. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments Upon Termination or Change in Control

A Named Executive Officer’s outstanding, unvested Class B Common Units in Parent will become 100% vested upon a “sale of the company,” which is generally the sale of Parent (or any subsidiary of Parent that holds substantially all of the assets of Parent) pursuant to which an independent third party or parties acquire (i) equity securities of Parent (or its applicable subsidiary) possessing the voting power to elect a majority of the board of directors of Parent (or its applicable subsidiary) or (ii) all or substantially all of Parent’s (or its applicable subsidiary’s) assets.

Our Named Executive Officers’ offer letters provide that upon a termination by us for any reason other than for “cause” or upon a resignation by such executive for “good reason,” each as defined therein, subject to the execution and delivery of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, Mr. Fusaro will receive salary continuation payments for six months (15 months if such termination occurs within six months following the acquisition of a majority ownership interest in the Company by an entity or entities not under common control of its current owners) and Messrs. Krantz and

Bolland will receive a lump sum payment of equal to nine months of base salary. The offer letters also contain certain restrictive covenants, including provisions that create restrictions, with certain limitations, on our Named Executive Officers soliciting any customers, soliciting or hiring Company employees or inducing them to terminate their employment, or disparaging the Company, in each case, during the term of the executive’s employment with the Company and for the one-year period following termination of employment.

Mr. Fusaro’s offer letter generally provides that “cause” means one or more of the following with respect to the executive: (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud, (ii) reporting to work under the influence of alcohol or under the influence or in the possession of illegal drugs, (iii) substantial and repeated failure to perform duties, (iv) breach of fiduciary duty, gross negligence or willful misconduct, (v) a willful and material failure to observe policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies) or (vi) any breach by Mr. Fusaro of any non-competition, non-solicitation, no-hire or confidentiality covenant between Mr. Fusaro and the Company or any Company affiliate or any material breach by Mr. Fusaro of any other provision of his offer letter, or any other agreement between Mr. Fusaro and the Company or any Company affiliate. Mr. Fusaro’s offer letter generally provides that “good reason” means the following with respect to him: (i) a reduction without his consent in his Salary below the Salary in effect as of the date hereof, (ii) a relocation of his principal place of employment, without his consent, to a location more than fifty (50) miles from his then-current principal place of employment (it being understood and agreed, for the avoidance of doubt, that the relocation contemplated by Section 6 shall not constitute Good Reason), or (iii) a change in position or title without his consent; provided that, in any case, upon written notice from the executive of the existence of any such occurrence, the Company will have 30 days to cure such occurrence.

Messrs. Krantz’s and Bolland’s offer letters generally provide that “cause” means one or more of the following with respect to the executive: (i) the commission of a felony or other crime involving moral turpitude or of any other act or omission involving dishonesty or fraud, (ii) reporting to work under the influence of alcohol or under the influence or in the possession of illegal drugs, (iii) substantial and repeated failure to perform duties after notice of such failure and, if curable, an opportunity to permanently cure such failure within 30 days of such notice, (iv) breach of fiduciary duty, gross negligence or willful misconduct, (v) a willful and material failure to observe policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies) after notice of such failure and, if curable, an opportunity to permanently cure such failure within 30 days of such notice or (vi) any breach by the executive of any non-competition, non-solicitation, no-hire or confidentiality covenant between the executive and the Company or any Company affiliate or any material breach by the executive of any other provision of the executive’s offer letter or any other agreement between the executive and the Company or any Company affiliate, after notice of such breach and, if curable, an opportunity to permanently cure such breach within 30 days of such notice. Messrs. Krantz’s and Bolland’s offer letters generally provide that “good reason” means the following with respect to the executive: (i) a material reduction in his Salary without his consent, or (ii) a relocation of his principal place of employment, without his consent, to a location more than 50 miles from his then-current principal place of employment; provided that, in any case, upon written notice from the executive of the existence of any such occurrence, the Company will have 30 days to cure such occurrence.

Actions Taken in Connection with this Offering

Class B Common Units in Parent

In connection with this offering, we expect to amend the Class B Common Unit award agreement for each of our Named Executive Officer’s to provide that each Named Executive Officer’s Class B Common Units in Parent will become fully vested upon the termination of their employment by the Company without cause or by the Named Executive Officer for good reason.

Restricted Stock Unit Grants

In connection with the reinvestment by our Chairman, our Named Executive Officers and certain other employees described in “Certain Relationships and Related Party Transactions—Parent LLC Agreement,” we expect to grant our Named Executive Officers and these employees restricted stock units under the LTIP with respect to an aggregate of up to approximately 478,135 shares of the Company’s common stock. These restricted stock unit awards will vest ratably over three years, subject to the recipient’s continued employment.

Annual Base Salary and Target Annual Bonus Changes

We expect that following the completion of this offering, Messrs. Fusaro’s, Krantz’s and Bolland’s annual base salaries will be $650,000, $400,000 and $340,000, respectively, and their target annual bonuses will be 100%, 50% and 50%, respectively, of their annual base salary.

Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan (the “LTIP”), for employees, consultants and directors prior to the completion of this offering. This summary is not a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Our Named Executive Officers will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

The total number of shares reserved for issuance under the LTIP will be increased on January 1 of each of the first 10 calendar years during the term of the LTIP, by the lesser of (i) 5% of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s common stock determined by our board of directors or compensation committee.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 5% of the shares of common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration

The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (as applicable, the “Administrator”). The Administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the LTIP.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the LTIP.

Non-Employee Director Compensation Limits

Under the LTIP, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $500,000. Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our board of directors, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Share Awards. A restricted share award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a shareholder, including the right to vote the shares of common stock subject to the restricted share award or to receive dividends on the shares of common stock subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Share Units. An RSU is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Share awards. A share award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the LTIP will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the LTIP at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The LTIP will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Principal and Selling Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of effectiveness of this registration statement with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors upon the consummation of this offering and each named executive officer; and

•	the members of our board of directors upon the consummation of this offering and our named executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 119,994,467 shares of common stock that would be outstanding as of the date of effectiveness of this registration statement after giving effect to the Corporate Conversion and the Stock Split.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o Array Technologies, Inc., 3901 Midway Place NE, Albuquerque, New Mexico 87109.

	Shares Beneficially Owned Before Offering(1)		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option(2)		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option(2)
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
ATI Investment Parent, LLC(3)	119,994,467	100.0%	93,244,467	73.4%	88,181,967	69.4%

Named Executive Officers and Directors:
Jim Fusaro	1,994,816	1.3%	1,766,385	1.4%	1,743,907	1.3%
Jeff Krantz	687,440	*	561,010	*	548,858	*
Stuart Bolland	687,440	*	619,435	*	612,674	*
Nipul Patel(4)	618,664	*	570,088	*	565,176	*
Troy Alstead	—	—	5,000	*	5,000	*
Orlando D. Ashford	—	—	5,000	*	5,000	*
Frank Cannova(5)	—	—	—	—	—	—
Ron Corio	46,203,701	30.8%	29,361,005	22.7%	27,775,047	21.5%
Brad Forth	2,603	1.7%	2,117	1.6%	2,011,950	1.6%
Peter Jonna(5)	—	—	—	—	—	—
Jason Lee(5)	—	—	—	—	—	—
All executive officers and directors as a group (14 individuals)	54,241,424	36.1%	36,297,187	28.1%	34,544,405	26.7%

*	Represents beneficial ownership of less than 1%
(1)

For listed executive officers and directors, represents their economic interests in ATI Investment Parent, LLC and indirectly, of our common stock based on an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a hypothetical liquidating distribution by ATI Investment Parent, LLC of all cash and all shares of our common stock, in each case it holds prior to this offering in accordance with the terms of its limited liability company agreement, immediately after giving effect to the Special Distribution. Such individuals are currently unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC.
(2)

For listed executive officers and directors, represents their economic interests in ATI Investment Parent, LLC and indirectly, shares of our common stock based on an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and a hypothetical liquidating distribution by ATI Investment Parent, LLC of all cash and all shares of our common stock, in each case it holds prior to this offering in accordance with the terms of its limited liability company agreement, immediately after giving effect to (i) this offering, (ii) the Special Distribution, (iii) the reinvestment by our Named Executive Officers and certain other employees described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement,” and (iv) the restricted stock units described under “Executive Compensation—Actions Taken in Connection with this Offering—Restricted Stock Unit Grants.” Such individuals are currently unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC.

(3)

Oaktree Power Opportunities Fund IV, L.P., or the “Main Fund,” Oaktree Power Opportunities Fund IV (Parallel), L.P., or the “Parallel Fund,” and Oaktree ATI Investors, L.P., or the “Co-Invest Fund,” are together the controlling member of ATI Investment Parent, LLC. Certain members of our management team are unitholders of ATI Investment Parent, LLC but none of such persons individually has voting and dispositive power over the shares of our common stock held by ATI Investment Parent, LLC and is not deemed to beneficially own the shares of our common stock held by ATI Investment Parent, LLC. In addition, Parent will receive the net proceeds of the Special Distribution and the net proceeds from its sale of our common stock from this offering. We refer to the Main Fund, the Parallel Fund and the Co-Invest Fund, collectively, as the “Oaktree Funds.” Oaktree Capital Management, L.P., or “OCM,” is the investment manager of each of the Oaktree Funds. As a result, each of the Oaktree Funds and OCM may be deemed to have beneficial ownership of the shares owned by ATI Investment Parent, LLC. OCM’s asset management business is indirectly controlled by Oaktree Capital Group, LLC, or “OCG”, and Atlas OCM Holdings LLC, or “Atlas OCM”. As of March 31, 2020, approximately 61.8% of OCM’s business is indirectly owned by Brookfield Asset Management, Inc. (“Brookfield”) and the remaining approximately 38.2% is owned by current and former OCM executives and employees. Brookfield’s ownership interest in OCM’s business is held through OCG, Atlas OCM and other holding entities. The current and former OCM executives and employees hold their interests through a separate entity, Oaktree Capital Group Holdings, L.P. The board of directors of OCG and of Atlas OCM is currently comprised of: (i) five Oaktree senior executives, Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B Frank, and Sheldon M. Stone; (ii) three independent directors, Stephen J. Gilbert, D. Richard Masson, and Marna C. Whittington; and (iii) two Brookfield senior executives, Justin B. Beber and J. Bruce Flatt. The Oaktree Funds, OCM, OCG, Atlas OCM and Brookfield and all such individuals expressly disclaim beneficial ownership of the shares held by ATI Investment Parent, LLC, except to the extent of their respective pecuniary interests therein. The address for OCM and Messrs. Marks, Karsh, Wintrob, Frank and Stone is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th floor, Los Angeles, California 90071.

(4)	Nipul Patel is our Chief Financial Officer and not a named executive officer.
(5)

Brad Forth, Frank Cannova, Peter Jonna and Jason Lee are each affiliated with Oaktree or its affiliated investment managers and advisors. Messrs. Forth, Cannova, Jonna and Lee each disclaim beneficial ownership of the shares of common stock that are beneficially owned by the Oaktree Funds. The address of Messrs. Cannova, Jonna and Lee is c/o Oaktree Capital Management, L.P., 11611 San Vicente Blvd, Suite 700, Los Angeles, California 90049.

Certain Relationships and Related Party Transactions

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation” and “Management—New Director Compensation Program.” For the year ended December 31, 2019 and six months ended June 30, 2020, the Company recognized $0.8 million and $2.4 million, respectively, in equity-based compensation.

History of Array Technologies, Inc. and Partnership with Oaktree

Ron P. Corio founded the business of the Company in 1989. On July 8, 2016, Oaktree, through Parent, purchased a majority of the ownership of Array Technologies, Inc. with Ron P. Corio and the other selling stockholders rolling over a portion of their ownership into Parent. Ron P. Corio continues to hold a significant majority of the minority shareholding of the Company. Although Ron P. Corio is no longer involved in the day-to-day operations of the Company, he is a member of the board of directors of Parent, ATI Investment Holdings, Inc., ATI Investment Sub, Inc. and Array Technologies, Inc. and participates with Oaktree in the overall leadership of the Company’s business.

Parent LLC Agreement

The LLC Agreement specifies the rights and obligations of the members of Parent and the rights of the various classes of limited liability company interests therein. Limited liability company interests of Parent are currently held in the form of class AA preferred units, convertible class A preferred units, class A common units, class B common units and class C common units. Pursuant to the LLC Agreement, only holders of convertible class A preferred units and class A common units have voting rights, which vote as a single class on an as-converted basis. Oaktree and Ron P. Corio are the holders of the majority of the convertible class A preferred units and class A common units, respectively. Additionally, pursuant to the LLC Agreement, upon this offering, all convertible class A preferred units will convert automatically to class A common units and the holders of class AA preferred units, class A common units, class B common units and class C common units in Parent will share in any distributions related to such offering, in the following order (the “IPO Waterfall”): (i) to the holders of class AA preferred units until their unreturned capital is reduced to zero, (ii) to the holders of class AA preferred units until their unpaid yield of 18% per annum is reduced to zero, (iii) to the holders of Class B common units subject to certain participation thresholds (such class B common units that exceed such thresholds (the “Participating Class B Units”), an amount equal to the Class B Distribution Amount (as described below), (iv) to the holders of class A common units until their unreturned capital is reduced to zero, (v) to the holders of class C common units, an amount equal to the sum of (a) a percentage between 0% and 1% calculated based on the linear interpolation of the internal rate of return of all investments in the convertible class A preferred units and class A common units (“Class A IRR”) when such IRR is between 8% and 12% of all distributions to holders of convertible class A preferred units and class A common units only to the extent such distributions are made when the Class A IRR is less than or equal to 12% and (b) 2% of all distributions to the holders of convertible class A preferred units and class A common units only to the extent such distributions are made when the Class A IRR is greater than 12% and (vi) the remaining amount of the distribution to be shared on a pro rata basis among the holders of the class A common units (including the convertible class A preferred units, as converted). The “Class B Distribution Amount” is equal to the (1) the product of (A) 7%, (B) the ratio of the number of Participating Class B Units over 32,789,474 and (C) an amount equal to all distributions (including tax distributions) made or contemplated to be made under the LLC Agreement in excess of $50,133,333.33 and the yield accrued on the class AA preferred units less (2) any distributions previously made to the holders of class B common units. Parent will receive the net proceeds of the Special Distribution and the net proceeds from its sale of our common stock from this offering, and the LLC Agreement will govern the rights and obligations of the members of Parent and the rights of the various classes of limited liability company interests with respect to such net proceeds. We expect that our Chairman and our listed executive officers will receive net proceeds from the Special Distribution and this offering of approximately $                 million in respect of such

interests, based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Our Chairman and our listed executive officers have committed to reinvesting, through the purchase of shares of our common stock, approximately 50% (except with respect to Jeff Krantz, our Chief Commercial Officer, approximately 40%) of the after-tax value of the distributions they expect to receive in respect of their vested Class B Common Units. See “Executive Compensation—Actions Taken in Connection with this Offering—Class B Common Units in Parent.” Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, such reinvestment would result in our Chairman and our listed executive officers purchasing approximately                  shares of our common stock.

Under the LLC Agreement, each member is required to vote its, his or her units in favor of a board of managers of Parent (the “Board of Managers”) consisting of (i) at least three representatives that Oaktree designates (the “Sponsor Managers”), (ii) so long as the Corio Group (as defined below) holds collectively not less than 10% of the aggregate outstanding convertible class A preferred units and class A common units, one representative that the Corio Group designates, and (iii) three additional representatives with significant experience in the solar industry, two of which shall be designated by the Board of Managers, and one of which shall be designated by the Corio Group and approved by Oaktree (each, an “Additional Manager”); provided, that no Additional Manager shall be an affiliate of Oaktree or the Corio Group. Additionally, Oaktree is entitled to designate one individual to act as an observer on the Board of Managers in addition to the Sponsor Managers. The “Corio Group” consists of Ron P. Corio, a non-employee member of our board of directors, his permitted transferees and family.

Additionally, under the LLC Agreement, if Oaktree sells its convertible class A preferred units or class A common units to a third party (disregarding sales transfers to employees of Parent, any member of Parent or their respective affiliates and certain other exceptions), the holders of the convertible class A preferred units or class A common units will have the option, but will not be required (except in the case of a change of control transaction of Parent), to participate in the sale and sell alongside Oaktree on a pro rata basis.

Ron P. Corio and Oaktree also each have special consent rights related to certain Parent actions. So long as the Corio Group holds collectively holds not less than ten percent (10%) of the aggregate outstanding (i) convertible class A preferred units (on an as converted basis) and (ii) class A common units, Parent will need the Corio Group’s prior consent to issue class B common units over 7% of the sum of the class A common units, class B common units and convertible class A preferred units (on an as converted basis) outstanding, pay salary or issue equity to Brad Forth other than class C common units, change the total managers of the Board of Managers, make any material changes to Parent’s or any of its subsidiary’s line of business or enter into a transaction with Oaktree or its affiliate. Parent will need the prior written consent of Oaktree to enter into any arrangements with the Corio Group except for customary and reasonable employment agreements.

Tax Receivable Agreement

Concurrent with the acquisition of Array Technologies, Inc., Array Technologies, Inc. entered into the Tax Receivable Agreement with Ron P. Corio, our indirect stockholder. The Tax Receivable Agreement requires that Array Technologies, Inc. pay Ron P. Corio for a portion of certain federal, state, local and non-U.S. tax benefits that we actually realize (or are deemed to realize in certain circumstances) in taxable periods following the acquisition of Array Technologies, Inc. The Tax Receivable Agreement is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the Company’s consolidated statement of operations. The Tax Receivable Agreement is valued based on the future expected payments under the agreement. At December 31, 2019, the fair value of the Tax Receivable Agreement was $17.8 million.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise. The significant fair value inputs used to estimate the future expected Tax Receivable Agreement payments to Ron P. Corio include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the Tax Receivable Agreement.

We re-measured the Tax Receivable Agreement as part of an IRS settlement in 2019 in which the recognized value of Array Technologies, Inc.’s assets was reduced. The Company recognized a gain of $2.7 million resulting from the reduction in the fair value of the Tax Receivable Agreement.

Payments made under the Tax Receivable Agreement consider our tax positions and are generally due within 125 days following the filing of our U.S. federal and state income tax returns under procedures described in the Tax Receivable Agreement. The Tax Receivable Agreement will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the Tax Receivable Agreement (or the Tax Receivable Agreement is otherwise terminated pursuant to its terms).

As of December 31, 2019, the undiscounted future expected payments under the Tax Receivable Agreement are as follows (in thousands):

For the Year Ended December 31,
2020	$6,293
2021	1,746
2022	1,746
2023	1,746
2024	1,746
2025 and thereafter	9,033

$22,310

The foregoing amounts are estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual tax benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (or other relevant tax authorities) to challenge potential tax basis increases or other tax benefits covered by the Tax Receivable Agreement, Ron P. Corio is not obligated to reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, though we may net such excess payments against payments that would otherwise be made to Ron P. Corio under the Tax Receivable Agreement. Moreover, if we elect to terminate the Tax Receivable Agreement early, it is terminated early due to our breach of a material obligation thereunder, or another acceleration event under the Tax Receivable Agreement occurs, our obligations under the Tax Receivable Agreement would accelerate, and we would be required to make a lump-sum payment in advance of our realizing the associated tax benefits.

Earn-Out Obligations

Under the Earn-Out Agreement, the Company is required to pay the former stockholders of Array Technologies, Inc., including Ron P. Corio, an indirect stockholder, future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the consummation of this offering; the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares of Parent held by Oaktree Power and Oaktree Investors to a third party; the sale of equity securities or assets of Parent, ATI Investment Sub, Inc. or Array Technologies, Inc. to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, ATI Investment Sub, Inc. or the Company The maximum aggregate earn-out consideration is $25.0 million.

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued a $38.6 million Senior Secured Promissory Note in favor of Ron P. Corio, our indirect stockholder, that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of June 30, 2020, we had approximately $23.5 million of debt outstanding under the Senior Secured Promissory Note. The Company paid the remaining outstanding balance and accrued interest on July 31, 2020 to settle the obligation with respect to the Senior Secured Promissory Note. See “Description of Certain Indebtedness.”

Consent Fees

The Company incurred $2.2 million in consent fees with the former majority shareholder of Array to allow a carryback of post-acquisition net operating losses to pre-acquisition periods under the CARES Act.

Letter of Credit Fees

For the year ended December 31, 2019 and the six months ended June 30, 2020, the Company paid Oaktree, a significant shareholder of Parent, $0.8 million and $0.2 million, respectively, for full reimbursement of expenses relating to letter of credit fees under our Senior ABL Facility. No additional interest or fees were paid to Oaktree in connection with its payment of such expenses. For a description of the Senior ABL Facility, see “Description of Certain Indebtedness.”

Consulting Services

During January 2019, we paid Brad Forth, a member of the board of directors who had previously served as our chief executive officer, $0.2 million for consulting work in support of the chief executive officer transition.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement, or the Registration Rights Agreement, with Oaktree and certain members of our management. Subject to certain conditions, the Registration Rights Agreement will provide Oaktree with unlimited “long-form” demand registrations and unlimited “short-form” demand registrations at any time we are eligible to register shares on Form S-3. The Registration Rights Agreement will also provide Oaktree and certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement will contain provisions that require the parties thereto to coordinate with one another with respect to sales of our common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our common stock. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws, each as expected to be in effect upon the consummation of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Description of Certain Indebtedness

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part.

New Senior Credit Facility

Overview

The proceeds of the New Senior Credit Facility will be used to (i) make certain distributions from Array Tech, Inc. to certain of our direct or indirect equity holders in an aggregate amount not to exceed $575.0 million drawn from our New Term Loan Facility plus amounts funded from cash on the balance sheet, (ii) pay any transaction expenses related thereto, (iii) repay and terminate all outstanding commitments under our Senior ABL Facility (as defined below) and (iv) finance working capital and general corporate purposes. The documentation for the New Senior Credit Facility has not yet been finalized and the syndication of the New Senior Credit Facility has not yet occurred and as such, the terms set forth below are subject to change.

Interest Rate

The indicative interest rates applicable to the loans under the New Senior Credit Facility equals, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the adjusted LIBOR rate as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 150 basis points, plus, in each case, the applicable margin to be determined; or (ii) in the case of Eurocurrency borrowings, the greater of (a) the London interbank offered rate for the relevant currency, adjusted for statutory reserve requirements, and (b) 50 basis points, plus, in each case, the applicable margin to be determined. Note that the interest rates applicable to the loans under the New Senior Credit Facility are subject to change based on final pricing.

Guarantees and Security

The obligations under the New Senior Credit Facility are guaranteed by ATI Investment Sub, Inc. and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the New Senior Credit Facility are secured by a first priority security interest in substantially all of Array Tech, Inc.’s and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, material owned real property, cash and proceeds of the foregoing, subject to customary exceptions.

Prepayments and Amortization

Loans under the New Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. Loans under the New Term Loan Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than a 1% premium with respect to prepayments on account of certain “repricing events,” subject to exceptions, occurring within a number of months of the closing date of the New Senior Credit Facility to be determined), subject to certain customary conditions.

Subject to certain customary exceptions, the New Senior Credit Facility requires mandatory prepayments, but not permanent reductions of commitments thereunder, for excess cash flow, asset sales, subject to a right of reinvestment, and refinancing facilities.

The New Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% per annum of the original principal amount of the loans funded thereunder. There is no scheduled amortization under the New Revolving Credit Facility.

Restrictive Covenants and Other Matters

The New Senior Credit Facility contains affirmative and negative covenants that are customary for financings of this type, including covenants that restrict our incurrence of indebtedness, incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type.

The New Revolving Credit Facility also includes a springing financial maintenance covenant that is tested on the last day of each fiscal quarter if the outstanding loans and certain other credit extensions under the New Revolving Credit Facility exceed 35% of the aggregate amount of commitments thereunder, subject to customary exclusions and conditions. If the financial maintenance covenant is triggered, the first lien net leverage ratio will be tested for compliance not to exceed 7.10 to 1.00.

The New Senior Credit Facility also includes customary events of default, including the occurrence of a change of control.

Senior ABL Facility

On March 23, 2020, we entered into that certain Amended and Restated ABL Credit and Guarantee Agreement pursuant to which Wells Fargo Bank, National Association agreed to provide a five-year senior secured ABL credit facility in an aggregate amount of $100 million (collectively, the “Senior ABL Facility”). The Senior ABL Facility amends and restates in full that certain ABL Credit and Guarantee Agreement entered into by us on June 23, 2016. The maximum amount available to be borrowed under the Senior ABL Facility is determined by a borrowing base consisting of our eligible inventory, eligible accounts receivable and cash.

As of June 30, 2020, the Senior ABL Facility had an outstanding balance of $4.4 million. The Senior ABL Facility had $18.6 million in letters of credit outstanding and availability of $59.0 million at June 30, 2020.

The Senior ABL Facility is secured by (i) a first priority lien on the loan parties’ accounts receivable and inventory and related collateral, and (ii) a second priority lien on substantially all other assets of these the borrower and guarantors, in each case subject to various limitations and exceptions.

The interest rates applicable to the loans under the Senior ABL Facility is based on a fluctuating rate of interest determined by reference to a base rate plus an applicable margin ranging from 0.50% to 1.00% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 1.50% to 2.00%. The applicable margin is adjusted after the completion of each full fiscal quarter based upon the pricing grid in the Senior ABL Facility.

The Senior ABL Facility contains a number of customary affirmative and negative covenants, including covenants that restrict our ability to borrow money, grant liens, pay dividends or dispose of assets, and events of default. Specifically, we are required to maintain a fixed charge coverage ratio, measured as of the last day of each full fiscal quarter, of at least 1.10 to 1.00.

Term Loan Facility

On June 23, 2016, we entered into a term loan agreement with Jefferies Finance LLC, providing for the Term Loan Facility in an aggregate amount of $200 million. On February 7, 2020, we repaid the entire outstanding balance of the Term Loan Facility.

The interest rates applicable to the loans under the Term Loan Facility were determined by reference to a base rate plus an applicable margin equal to 6.25% or a prime rate or Eurocurrency rate plus an applicable margin ranging from 7.27%.

Letter of Credit Facility

On December 16, 2019, we entered into the LC Facility to provide customers with additional credit support in the form of a standby letter of credit to secure our performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of solar projects. The LC Facility has a commitment of $100.0 million in standby letters of credit which expired August 31, 2020. At June 30, 2020, we had $19.6 million in standby letters of credit outstanding, secured by cash collateral.

Senior Secured Promissory Note

On August 22, 2018, High Desert Finance LLC, our wholly owned subsidiary, issued $38.6 million Senior Secured Promissory Note in favor of Ron P. Corio, our indirect stockholder, that was secured by the outstanding common stock of ATI Investment Holdings, Inc. The maturity due date of the Senior Secured Promissory Note was originally February 22, 2020 but was subsequently amended to extend the due date to September 22, 2020.

As of June 30, 2020, we had approximately $23.5 million of debt outstanding under the Senior Secured Promissory Note. The Company paid the remaining outstanding balance and accrued interest on July 31, 2020 to settle the obligation with respect to the Senior Secured Promissory Note.

Description of Capital Stock

General

On                , 2020, we converted from a Delaware limited liability company into a Delaware corporation, by filing a certificate of conversion with the office of the Secretary of the State of Delaware, and changed our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. We plan to file with the office of the Secretary of the State of Delaware our amended and restated certificate of incorporation (our “Certificate of Incorporation”) and adopt our bylaws (our “Bylaws”), effective upon the consummation of this offering. Below is a summary of the material terms and provisions of our Certificate of Incorporation and our Bylaws as expected to be in effect and affecting the rights of our stockholders upon the consummation of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our Bylaws and the DGCL. Copies of our Certificate of Incorporation and Bylaws will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to Array Technologies, Inc. and not to any of its subsidiaries.

Authorized Capital

Upon the completion of this offering, our authorized capital stock will consist of 1 billion shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock.

As of June 30, 2020, there were no shares of common stock outstanding, held by any stockholders.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of preferred stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our Certificate of Incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply as long as our common stock is listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each Series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each Series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any Series of preferred stock, but not below the number of shares of that Series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation will provide for such limitation of liability.

Our Certificate of Incorporation and Bylaws will indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws that will be effective upon consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation and Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

No Cumulative Voting. Our Certificate of Incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our Bylaws will provide that special meetings of our stockholders may be called, prior to the Trigger Event, only by or at the direction of our board of directors or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our board of directors or our Chairman.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation will preclude stockholder action by written consent from and after the Trigger Event.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the Bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our By laws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation will provide that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our Certificate of Incorporation also will provide that from and after the Trigger Event, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our Certificate of Incorporation and Bylaws will provide that our board of directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our Certificate of Incorporation. From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our Bylaws or applicable law, any amendment, alteration, rescission or repeal of our Bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation will provide that the following provisions in our Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. Section 203 of the DGCL provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent; or

•	by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Under our Certificate of Incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We intend to apply to list our common stock on Nasdaq under the symbol “ARRY.”

Shares Available for Future Sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering, a total of 126,994,467 shares of common stock will be outstanding, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, 33,750,000 shares of common stock sold in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering)	33,750,000
Beginning 180 days after the date of this prospectus	126,994,467

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1,269,945 shares immediately after the completion of this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares); and

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the LTIP. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described below.

Lock-up Agreements

We, our directors and officers, and substantially all of our stockholders, including the selling stockholder, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

The lock-up agreements do not contain any pre-established conditions to the waiver by the representatives of the underwriters on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of 93,244,467 shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States, holders subject to the Medicare contribution tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

If we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	The gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

The non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

Our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting

We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Guggenheim Securities, LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
UBS Securities LLC
Cowen and Company, LLC
Oppenheimer & Co. Inc.
MUFG Securities Americas Inc.
Nomura Securities International, Inc.

Total	33,750,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 5,062,500 additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares from the selling stockholder. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased from the selling stockholder, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Each of our executive officers named herein has committed to use 50% of the after-tax value of the distributions he or she expects to receive in connection with this offering (other than our Chief Commercial Officer who has committed to use 40% of the after-tax value of such distribution) to purchase shares of our common stock at the initial public offering price. Based on an initial public offering price of $20.00, which is the midpoint of the range set forth on the cover of this prospectus, such reinvestment would result in an aggregate purchase of 402,163 shares of common stock. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; provided that confidential or non-public submissions to the Securities and Exchange Commission of any registration statements under the Securities Act may be made if (w) no public announcement of such confidential or non-public submission shall be made, (x) if any demand was made for, or any right exercised with respect to, such registration of shares of Stock or securities convertible, exercisable or exchangeable into common stock, no public announcement of such demand or exercise of rights shall be made, (y) we will provide written notice at least three business days prior to such confidential or non-public submission to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC and (z) no such confidential or non-public submission shall become a publicly filed registration statement during the period of 180 days after the date of this prospectus (the “Company restricted period”), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise (other than (a) the shares to be sold pursuant to the underwriting agreement or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement, (b) our issuance of shares of common stock, options to purchase shares of common stock, including nonqualified stock options and incentive stock options, and other equity incentive compensation, including restricted stock or restricted stock units, stock appreciation rights, dividend equivalents and Stock-based awards, pursuant to equity plans described herein, (c) any shares of common stock issued upon the exercise of options or the settlement of restricted stock units or other equity-based compensation described in clause (b) granted under such equity plans described herein, or under equity plans or similar plans of companies acquired by us in effect on the date of acquisition, (d) the filing by us of any registration statement on Form S-8 with the Securities and Exchange Commission relating to the offering of securities pursuant to the terms of such equity plans described herein, (e) the issuance by us of shares of common stock or securities convertible into shares of common stock in connection with an acquisition or business combination, provided that the aggregate number of shares of common stock issued pursuant to this clause (e) during the Company restricted period shall not exceed 10% of the total number of shares of common stock issued and outstanding on the closing date of the offering, and provided further that, in the case of any issuance pursuant to this clause (e), any recipient of shares of common stock shall have executed and delivered to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC a lock-up letter as described in the underwriting agreement, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

Our directors, executive officers and the selling stockholder (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (collectively with the common stock, the “lock-up securities”), including without limitation any such lock-up securities now owned or hereafter acquired by the lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. Each lock-up party has further acknowledged that it has not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or which reasonably could be expected to lead to or result in any transfer during the restricted period and that the foregoing provisions are equally applicable to any issuer-directed or other shares the lock-up party may purchase in this offering.

In the case of our officers and directors, (i) Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC have agreed that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of common stock, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will notify us of the impending release or waiver, and (ii) we have agreed in the underwriting agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC under the lock-up agreement to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, our directors, executive officers and the selling stockholder may transfer the lock-up securities during the restricted period:

(i)	the shares of common stock to be sold by the lock-up party in connection with the offering and any reclassification, conversion or exchange in connection with such sale of common stock;

(ii)

as a bona fide gift or gifts, or as charitable contributions, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the lock-up agreements, and provided further that no filing under the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(iii)

to any trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(iv)

to any beneficiary of or estate of a beneficiary of a lock-up party pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent, provided that the beneficiary or the estate of a beneficiary thereof agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transaction shall not involve a disposition for value and that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(v)

to a partnership, limited liability company or other entity of which a lock-up party and the immediate family of such lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests, provided that such partnership, limited liability company or other entity agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(vi)

by operation of law, such as pursuant to a qualified domestic order of a court (including a divorce settlement, divorce decree or separation agreement) or regulatory agency, provided that the transferee or transferees thereof agree to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(vii)

in transactions relating to shares of common stock in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior date that is 120 days after the date set forth on the final prospectus used to sell the common stock), reporting a reduction in beneficial ownership of such shares of common stock, shall be required or shall be voluntarily made during the restricted period;

(viii)

by (A) the exercise of stock options solely with cash granted pursuant to equity incentive plans described in this prospectus, and the receipt by the lock-up party from us of shares of common stock upon such exercise; (B) transfers of shares of common stock to us upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans described in the

Registration Statement; (C) transfers of shares of our common stock for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans; or (D) forfeitures of shares of common stock to us to satisfy tax withholding requirements of us or the lock-up party upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described in this prospectus; provided that, in each case, the underlying shares of common stock shall continue to be subject to the restrictions on transfer set forth in the lock-up agreements, and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act shall indicate in the footnotes thereto the nature of the transaction;

(ix)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock after the consummation of the public offering, involving a change of control of us, or group of persons, shall become, after the closing of the transaction, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of our voting securities), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the lock-up party’s shares of common stock shall remain subject to the provisions of the lock-up agreements;

(x)

to us in connection with the repurchase by us from the lock-up party of lock-up securities pursuant to a repurchase right arising upon the termination of the lock-up party’s employment with us; provided that such repurchase right is pursuant to contractual agreements with us; and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act shall indicate in the footnotes thereto the nature of the transaction;

(xi)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act shall be made by or on behalf of us or the lock-up party regarding the establishment of such plan during the restricted period;

(xii)

if the lock-up party is a corporation, partnership, limited liability company or other business entity, by (A) distributions of lock-up securities to limited partners, general partners, members, stockholders holders of similar interests of the lock-up party (or in each case its nominee or custodian) or to any investment holding company controlled or managed by the lock-up party or (B) transfers of shares of common stock or any Derivative Instrument to affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) or other entities controlled or managed by the lock-up party or any of its affiliates (other than us and our subsidiaries); provided that each distributee and transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is 120 days after the date set forth on the final prospectus used to sell the shares of common stock), reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

(xiii)

to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of the lock-up party and/or its affiliates, provided that each pledgee agrees to be bound in writing by the restrictions set forth in the lock-up agreements and provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on Nasdaq under the symbol “ARRY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, affiliates of certain of the underwriters expect to serve as lenders under the New Senior Secured Credit Facility.

Selling Restrictions

EEA and United Kingdom

If the final terms of the offer to the public of our shares of common stock specifies “Prohibition of Sales to EEA and UK Retail Investors” as “Not Applicable,” in relation to each Member State of the EEA and the United Kingdom (each, a “Relevant State”), each underwriter has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that it has not made and will not make an offer of our shares of common stock which are the subject of the offering contemplated by this offering as completed by the final terms in relation thereto to the public in that Relevant State except that it may make an offer of such shares of common stock to the public in that Relevant State:

(A)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(B)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

(C)	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares of common stock referred to in (A) to (C) above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision the expression an offer of shares of common stock to the public in relation to the common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issuance and sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

Experts

The financial statements as of December 31, 2018 and 2019 and for each of the years then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at https://arraytechinc.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Report of Independent Registered Public Accounting Firm

Members and Board of Directors

ATI Intermediate Holdings, LLC and Subsidiaries

Albuquerque, New Mexico

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATI Intermediate Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, changes in member’s equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

Austin, Texas

August 11, 2020

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Balance Sheets

(in thousands)

	December 31,
	2018	2019
Assets
Current Assets
Cash	$40,826	$310,262
Restricted cash	—	50,995
Accounts receivable, net	51,557	96,251
Inventories, net	55,172	148,024
Income tax receivables	10,569	628
Prepaid expenses and other	15,752	13,524

Total Current Assets	173,876	619,684

Property, Plant and Equipment, net	11,029	10,660
Goodwill	69,727	69,727
Other Intangible Assets, net	248,760	223,510
Deferred Tax Asset	6,469	—

Total Assets	$509,861	$923,581

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$22,803	$129,584
Accounts payable - related party	7,222	5,922
Accrued expenses and other	19,003	17,755
Accrued warranty reserve	1,935	2,592
Income tax payable	—	1,944
Deferred revenue	21,787	328,781
Current portion of contingent consideration	2,673	6,293
Revolving loan	39,148	70
Current portion of term loan	20,000	55,879
Current portion of related party loans	—	41,800

Total Current Liabilities	134,571	590,620

Long-Term Liabilities
Deferred tax liability	—	15,853
Contingent consideration, net of current portion	14,937	11,957
Term loan, net of current portion	59,321	—
Related party loans, net of current portion	36,558	—

Total Long-Term Liabilities	110,816	27,810

Total Liabilities	245,387	618,430

Commitments and Contingencies (Note 12)
Member’s Equity	264,474	305,151

Total Liabilities and Member’s Equity	$509,861	$923,581

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Operations

(in thousands, except per unit amounts)

	Year Ended December 31,
	2018	2019
Revenue	$290,783	$647,899
Cost of Revenue	279,228	497,138

Gross Profit	11,555	150,761

Operating Expenses
General and administrative	46,053	41,852
Depreciation and amortization	26,708	25,500

Total Operating Expenses	72,761	67,352

Income (Loss) from Operations	(61,206)	83,409
Other Expense
Other expense, net	(447)	(33)
Interest expense	(19,043)	(18,797)

Total Other Expense	(19,490)	(18,830)

Income Before Income Tax Expense (Benefit)	(80,696)	64,579
Income Tax Expense (Benefit)	(19,932)	24,834

Net Income (Loss)	$(60,764)	$39,745

Earnings (Loss) per Unit
Basic and Diluted	$(60,764)	$39,745

Weighted Average Number of Units
Basic and Diluted	1	1

Pro forma net income		$24,298

Pro forma earnings per share information (unaudited)
Pro forma basic and diluted earnings per share		$0.19

Pro forma weighted average shares outstanding—basic and diluted		126,994

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Changes in Member’s Equity

(in thousands)

	Units	Amount
Balance, December 31, 2017	1	$275,238
Capital contributions	—	50,000
Net loss	—	(60,764)

Balance, December 31, 2018	1	264,474
Capital contributions	—	133
Equity based compensation	—	799
Net income	—	39,745

Balance, December 31, 2019	1	$305,151

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2019
Cash Flows from Operating Activities
Net income (loss)	$(60,764)	$39,745
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for (recovery of) bad debts	3,720	(3,986)
Deferred tax (benefit) expense	(20,062)	22,322
Depreciation and amortization	28,450	27,316
Amortization of debt discount and issuance costs	2,991	3,968
Interest paid-in-kind	705	2,832
Equity based compensation	—	799
Change in fair value of contingent consideration	(825)	640
Warranty provision (expense) benefit	(95)	1,387
Provision for inventory obsolescence	3,098	1,742
Changes in operating assets and liabilities
Accounts receivable	19,399	(40,708)
Inventories	(10,261)	(94,594)
Income tax receivables	(11)	9,941
Prepaid expenses and other	(3,010)	2,228
Accounts payable	6,497	105,481
Accrued expenses and other	11,058	(1,978)
Income tax payable	—	1,944
Deferred revenue	7,383	306,994

Net Cash Provided by (Used in) Operating Activities	(11,727)	386,073

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(2,073)	(1,697)
Internal-use software modification costs	(4,357)	—

Net Cash Used in Investing Activities	(6,430)	(1,697)

Cash Flows from Financing Activities
Proceeds from (payments on) revolving loan	30,465	(39,078)
Principal payments on term loan	(64,587)	(25,000)
Proceeds from related party loans	50,600	—
Payments on related party loans	(12,000)	—
Payments for debt issuance costs	(3,615)	—
Capital contributions	50,000	133

Net Cash Provided by (Used in) Financing Activities	50,863	(63,945)

Net Increase in Cash and Restricted Cash	32,706	320,431
Cash and Restricted Cash, beginning of year	8,120	40,826

Cash and Restricted Cash, end of year	$40,826	$361,257

Supplemental Cash Flow Information
Cash paid for interest	$14,257	$11,343
Cash paid for income taxes	$176	$443

See accompanying notes to consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

1.	Organization and Business

ATI Intermediate Holdings, LLC (the “Company”) is a Delaware limited liability company formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC (the “Parent”). The Company is headquartered in Albuquerque, New Mexico, and manufactures and supplies solar tracking systems and related products for customers across the United States and internationally. The Company, through its wholly-owned subsidiaries, High Desert Finance, LLC (“HDF”) and ATI Investment Holdings, Inc. (“ATI Investment”) owns two other subsidiaries through which its conducts substantially all operations: Array Technologies, Inc. and Array Technologies Patent Holdings Co., LLC (“Array”). Parent acquired Array on July 8, 2016.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of ATI Intermediate Holdings, LLC and its Subsidiaries, which include HDF, ATI Investment and Array. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates include impairment of goodwill, impairment of long-lived assets, fair value of contingent consideration, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets and warranty reserve. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Restricted Cash

At December 31, 2019, the Company had $51.0 million in restricted cash. The restricted cash secures its standby letter of credit facility which expires August 31, 2020 (see Note 8). As such, the restricted cash is considered a current asset in the accompanying balance sheets.

The following table provides a reconciliation of cash and restricted cash at December 31, 2018 and 2019 as reported within the consolidated balance sheets to the same such amounts shown in the consolidated statements of cash flows (in thousands):

	2018	2019
Cash	$40,826	$310,262
Restricted cash	—	50,995

Cash and restricted cash	$40,826	$361,257

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Accounts Receivable

The Company’s accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts or direct write-off. In evaluating the level of established reserves, management makes judgments regarding the customers’ ability to make required payments, economic events, and other factors. As the financial conditions of these customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When deemed uncollectible, the receivable is charged against the allowance or directly written off. At December 31, 2018 and 2019, the allowance for doubtful accounts was $7.9 million and $0.2 million, respectively.

Amounts retained by project owners under contracts and included in accounts receivable at December 31, 2018 and 2019 were $5.7 million and $6.1 million, respectively. Such retention amounts represent funds withheld by our customers until the products are installed by a third party, arranged by the customer, and the project is declared operational. Retention amounts and length of retention periods may vary. All retention amounts outstanding as of December 31, 2019 are collectible within the next 12 months.

Inventories

Inventories consist of raw materials and finished goods. Inventories are stated at the lower of cost or estimated net realizable value using the weighted average method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. See Note 3 for a detail of the components that comprise the inventory balance presented on the accompanying consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment acquired in the acquisition of Array are recorded at fair value at the date of acquisition net of accumulated depreciation and amortization; all other property, plant and equipment are recorded at cost, net of accumulated depreciation and amortization. Improvements, betterments and replacements which significantly extend the life of an asset are capitalized. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

A gain or loss on the sale of property, plant and equipment is calculated as the difference between the cost of the asset disposed of, net of depreciation, and the sales proceeds received. A gain or loss on an asset disposal is recognized in the period that the sale occurs.

Impairment of Long-Lived Assets

When events, circumstances or operating results indicate that the carrying values of long-lived assets might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluation of each asset that includes quantitative analyses of net revenue and cash flows, review of recent sales of similar assets and market responses based upon discussions in connection with offers received from potential buyers. Management determined there was no impairment for the years ended December 31, 2018 and 2019.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Goodwill

Goodwill is evaluated for impairment annually or when events or circumstances occur indicating goodwill might be impaired. Guidance related to goodwill impairment testing provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company determines reporting units based on component parts of its business for which discrete financial information is available and reviewed regularly by management. The Company considers various events and circumstances when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether an impairment analysis is necessary.

Amortizable and Other Intangible Assets

The Company amortizes identifiable intangible assets consisting of developed technology, customer relationships, contractual backlog and internal-use software modifications because these assets have finite lives. The Company’s intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Array Technologies trade name has been determined to have an indefinite life and, therefore, is not amortized but is subject to an annual impairment test or at any other time when impairment indicators exist.

Debt Discount/Deferred Financing Costs

Debt discount and financing costs incurred to issue debt are deferred and amortized using the effective interest method as a component of interest expense over the life of the related debt agreement. Amortization expense of debt discount and deferred financing costs was $3.0 million and $4.0 million, respectively, for the years ended December 31, 2018 and 2019.

Revenue Recognition - 2019

The Company recognized revenue from the sale of solar tracking systems and parts and determines its revenue recognition through the following steps (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue when, or as the performance obligation has been satisfied.

Performance Obligations

The Company’s contracts with customers are predominately accounted for as one performance obligation, as the majority of tasks and services is part of a single project or capability. As these contracts are typically a customized assembly for a customer-specific solution, the Company uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.

The Company’s performance obligations are satisfied predominately over-time as work progresses for its custom assembled solar systems, utilizing an output measure of completed products and based on the timing of the product’s shipments considering the shipping terms described in the contract.

Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.

Contract Estimates

Accounting for contracts utilizing the over-time method and their expected cost-plus margins is based on various assumptions to project the outcome of future events that can exceed a year. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the availability and timing of funding from the customer. The Company reviews and updates its contract-related estimates each reporting period. The Company recognizes adjustments in estimated expected cost-plus on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheets. The majority of the Company’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets (i.e. unbilled receivables) and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time. As of December 31, 2018 and 2019, contract assets consisting of unbilled receivables totaling $1.9 million and $16.1 million, respectively, are recorded within accounts receivable on the consolidated balance sheets on a contract-by-contract basis at the end of the reporting period. The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e. deferred revenue) relate to advanced orders and payments received by the Company and are the result of customers looking to take advantage of certain U.S. federal tax incentives set to decrease at the end of 2019. Based on the terms of the tax incentives the customer must pay for the goods prior to December 31, 2019 which accounts for the increase in the advanced orders and payments and the resulting deferred revenue. As of December 31, 2018 and 2019, contract liabilities consisting of deferred revenue were $21.8 million and $328.8 million, respectively, and were recorded on a contract-by-contract basis at the end of each reporting period. During the years ended December 31, 2018 and 2019, the Company converted $14.4 million and $21.8 million of deferred revenue to revenue, respectively, which represented 100% of the prior years deferred revenue balance.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Remaining Performance Obligations

As of December 31, 2019, the Company had $434.9 million of remaining performance obligations. The Company expects to recognize revenue on 100% of these performance obligations in 2020.

Practical Expedients and Exemptions

The Company has elected to adopt certain practical expedients and exemptions as allowed under the new revenue guidance such as, (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) there is no adjustment related to the effects of significant financing components as the contract term is less than one year, (iii) excludes the collected sales tax amounts from the calculation of revenue, and (iv) the election to account for shipping and handling activities that are incurred after the customer obtained control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated. As such, reimbursement by the Company’s customers for shipping and handling costs for delivery of the Company’s products are recorded as revenue in the accompanying consolidated statements of operations and totaled $16.4 million and $22.9 million for the years ended December 31, 2018 and 2019, respectively. Shipping and handling expenses are included as a component of cost of revenue as incurred and totaled $20.1 million and $17.3 million for the years ended December 31, 2018 and 2019, respectively.

Revenue Recognition - 2018

Products are sold by the Company for cash-in-advance and on credit. Revenue is recognized when persuasive evidence of an agreement exists and upon delivery and acceptance, or earlier if required by shipping terms, provided title is transferred, prices are fixed or determinable, and collection is deemed probable. Revenues are presented net of sales, use, value-added and other excise taxes collected by the Company that are remitted to various governmental authorities.

Warranty Obligations

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from two to twenty years from customer acceptance. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary.

Income Taxes

The Company provides for income taxes based on the provisions of FASB ASC Topic 740, Income Taxes, which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax rates in effect at the date of the consolidated financial statements. A valuation allowance is provided to reduce deferred income tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be recognized. Provision for estimated income taxes is based upon elements of income and expense reported in the consolidated statements of operations. The Company also files certain corporate state income tax returns. Generally, the Company is subject to examination by U.S. federal (or state or local) income tax authorities for three years from the filing of a tax return. The current provision for income taxes represents actual

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. Adjustments for penalties and interest, if any, are also reflected in the current year tax provision or benefit.

The Company determines whether uncertain tax positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The Company recognizes interest and penalties related to unrecognized tax benefits within the interest expense line and other expense line, respectively, in the consolidated statements of operations. Accrued interest and penalties are included within the related liability lines in the consolidated balance sheets.

Equity-Based Compensation

The Company recognizes equity-based compensation expense based on the equity award’s grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the underlying unit price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period.

Earnings per Unit (“EPU”)

Basic earnings (loss) per unit, or EPU, is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period. Diluted EPU takes into account the potential dilution that could occur if securities or other contracts to issue units, such as stock options and unvested restricted stock units, were exercised and converted into units. Diluted EPU is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period, increased by the number of additional units that would have been outstanding if the potential units had been issued and were dilutive.

Unaudited Pro Forma Information

Prior to the issuance of any shares of common stock in an initial public offering, we will convert from a Delaware limited liability company to a Delaware corporation (the “Corporate Conversion”), complete a stock split which gives effect to a 1-for-1.2 stock split (the “Stock Split”) of our common stock issued in the Corporate Conversion, pay a special distribution to our Parent and change our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. In connection with the Corporate Conversion, our outstanding member units will be converted into shares of common stock. The unaudited pro forma earnings per common share is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the outstanding member’s units into shares of common stock, the Stock Split and special distribution as if such conversion and special distribution had occurred at the beginning of the period presented, or the date of original issuance, if later.

Pro forma basic earnings per share is computed using pro forma net income divided by the weighted-average number of common shares outstanding during the period. Pro forma net income reflects additional interest

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

expense (net of tax) of $15.5 million assumed incurred to finance the portion of the special distribution that exceeds both the gross proceeds from the equity offering and the previous twelve months earnings. Weighted average number of common shares outstanding includes shares related to the Corporate Conversion and Stock Split and shares to give effect to the number of shares whose proceeds would be necessary to pay the special distribution. Pro forma diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive equity awards outstanding during the period. There were no potentially dilutive equity awards in the period presented.

Credit Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The Company has no significant off balance sheet concentrations of credit risk. The Company maintains its cash with financial institutions that are believed to be of high credit quality and has not experienced any material losses relating to any cash and restricted cash. As of December 31, 2018 and 2019, $40.1 million and $360.9 million, respectively, of the Company’s bank balances were uninsured and uncollateralized and exposed to custodial credit risk.

The Company’s customer base consists primarily of solar contractors. The Company does not require collateral on its trade receivables. For the year ended December 31, 2018, the Company’s largest customer and five largest customers constituted 17.5% and 50.9% of total revenues, respectively. Two customers make up 28.3% of revenue and are the only customers constituting greater than 10% of total revenue. For the year ended December 31, 2019, the Company’s largest customer and five largest customers constituted 17.2% and 50.1% of total revenues, respectively. Two customers make up 28.7% of revenue and are the only customers constituting greater than 10% of total revenue. The loss of any one of the Company’s top five customers could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2018, the Company’s largest customer and five largest customers constituted 11.6% and 26.5% of trade accounts receivable, respectively. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Assets valued using Level 1 inputs are determined by quoted market prices derived from an active market and Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Level 3 inputs are valued by management’s assumptions about the assumptions the market participants would utilize in pricing the asset.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

The fair values of the Company’s cash, restricted cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company’s notes payable and related party loans approximates their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms.

The Company follows the provisions of FASB ASC Topic 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company, this applies to certain nonfinancial assets and liabilities acquired in business combinations and measurement of goodwill impairment and non-amortizable intangibles and is thereby measured at fair value. The Company has determined such fair value primarily by third-party valuations.

New Accounting Standards

Adopted in 2019

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” with the intent of significantly enhancing consistency and comparability of revenue recognition practices across entities and industries. ASU No. 2014-09 supersedes the revenue recognition guidance in Topic 605, Revenue Recognition. The new standard establishes a single, principle-based five-step model to be applied to all contracts with customers and introduces new and enhanced disclosure requirements. It also requires the use of more estimates and judgments than the present standards in addition to additional disclosures. The Company has reviewed its various customer arrangements in order to determine the impact the new accounting guidance for revenue recognition will have on its consolidated financial statements and related disclosures. The Company adopted this, on January 1, 2019, using a modified retrospective approach for those contracts not completed at the date of initial adoption. There was no significant impact to its consolidated financial statements, due to the value and satisfaction of performance obligations occurred at a materially similar value and timing as recorded utilizing previous accounting treatment, other than additional disclosures contained herein.

To be Adopted

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) “Leases” which supersedes the lease recognition requirements in ASC Topic 840, “Leases.” Under ASU No. 2016-02, lessees are required to recognize assets and liabilities on the consolidated balance sheets for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. For companies that are not emerging growth companies (“EGCs”), the ASU is effective for fiscal years beginning after December 15, 2018. For EGCs, the ASU is effective for fiscal years beginning after December 15, 2021. The Company will adopt the new standard using the modified retrospective method, under which the Company will apply Topic 842 to existing and new leases as of January 1, 2022, but prior periods will not be restated and will continue to be reported under Topic 840 guidance in effect during those periods. The Company anticipates that the adoption will not have a material impact on its consolidated statements of operations or its consolidated statements of cash flows but expects to recognize right-of-use assets and liabilities for lease obligations associated with its operating leases. The Company’s operating lease arrangements are discussed in Note 12.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, which was subsequently amended by ASU No. 2018-19 and ASU No. 2019-10, requires the measurement of expected credit losses for financial instruments carried at amortized cost held at the reporting date based on historical experience, current conditions and reasonable forecasts. The updated guidance also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company will continue to assess the possible impact of this standard, but currently does not expect the adoption of this standard will have a significant impact on its consolidated financial statements and its limited history of bad debt expense relating to trade accounts receivable.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement against or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”), which is intended to simplify various aspects of the accounting for income taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3.	Inventories

Inventories consist of the following at December 31, (in thousands):

	2018	2019
Raw materials	$6,512	$62,923
Finished goods	52,118	90,301
Reserve for excess or obsolete inventory	(3,458)	(5,200)

Total	$55,172	$148,024

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

4.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, (in thousands):

	Estimated Useful Lives (Years)	2018	2019
Land	N/A	$1,340	$1,340
Buildings and land improvements	15-39	2,448	2,464
Manufacturing equipment	7	10,954	12,631
Furniture, fixtures and equipment	5-7	332	277
Vehicles	5	123	140
Hardware and software	3-5	358	398

		15,555	17,250
Less: accumulated depreciation		(4,526)	(6,590)

Total		$11,029	$10,660

Depreciation expense was $1.9 million and $2.1 million, respectively, for the years ended December 31, 2018 and 2019, of which $1.7 million and $1.8 million, respectively, has been allocated to cost of revenue and $0.2 thousand and $0.3 thousand, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations for the years ended December 31, 2018 and 2019.

5.	Goodwill and Other Intangible Assets

Goodwill

Goodwill relates to the acquisition of Array. At the acquisition date, July 8, 2016, goodwill was $121.6 million. At December 31, 2018 and 2019 goodwill totaled $69.7 million, net of accumulated impairment of $51.9 million and is not deductible for tax purposes.

During 2018, the Company early adopted the guidance contained in ASU No. 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which removes the step 2 requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Goodwill impairment is the amount by which the Company’s single reporting unit carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. To estimate the fair value of the Company’s equity, the Company used both a market approach based on the guideline companies’ method (“Market Comparable Approach”), and an income approach based on a discounted cash flow analysis.

The Market Comparable Approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows and long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any company specific risk factors. The value indicated by both methods was weighted to arrive at a concluded value.

The Company completes its annual goodwill impairment test as of year-end. At December 31, 2018 and 2019, the fair value of the reporting unit was in excess of the carrying value; therefore, there was no impairment.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Non-Amortizable Intangible Asset

The Company also completed its annual impairment test for its other non-amortizable asset (Trade Name) by comparing the estimated fair value to the carrying value of such asset. Based on the results of the Company’s tests, it recorded no impairment charges for the years ended December 31, 2018 or 2019.

Other Intangible Assets

Other intangible assets consisted of the following at December 31, (in thousands):

	Estimated Useful Lives (Years)	2018	2019
Amortizable:
Costs:
Developed technology	14	$203,800	$203,800
Customer relationship	10	89,500	89,500
Internal-use software modification costs	2.5	4,356	4,356

Total Amortizable Intangibles		297,656	297,656

Accumulated amortization:
Developed technology		36,119	50,676
Customer relationship		22,206	31,157
Internal-use software modification costs		871	2,613

Total Accumulated Amortization		59,196	84,446

Total Amortizable Intangibles, Net		238,460	213,210

Non-amortizable costs:
Trade name		10,300	10,300

Total Other Intangible Assets, Net		$248,760	$223,510

Amortization expense related to intangible assets amounted to $26.5 million and $25.2 million for the years ended December 31, 2018 and 2019, respectively. Estimated future annual amortization expense for the above amortizable intangible assets are as follows (in thousands):

For the Year Ended December 31,	Amortization Expense
2020	$25,250
2021	23,507
2022	23,507
2023	23,507
2024	23,507
Thereafter	93,932

$213,210

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

6.	Income Taxes

The provision for income taxes charged to operations consists of the following for the years ended December 31, (in thousands):

	2018	2019
Current Expense:
Federal	$31	$1,709
State	99	803

	130	2,512
Deferred Expense (Benefit):
Federal	(15,955)	20,576
State	(4,107)	1,746

	(20,062)	22,322

Total Income Tax Expense (Benefit)	$(19,932)	$24,834

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31, (in thousands):

	2018	2019
Deferred Tax Assets:
Bad debts	$1,817	$37
Inventories	1,116	1,632
Accrued warranties	447	599
Accrued compensation	613	843
Contingent Consideration - TRA	4,654	—
Net operating loss	11,169	795
Disallowed interest	4,345	—
Other	589	124

Deferred Tax Assets	24,750	4,030
Valuation allowance	(253)	(208)

Deferred Tax Assets, net	24,497	3,822

Deferred Tax Liabilities:
Property, plant, and equipment	(1,217)	(1,093)
Intangible assets	(16,811)	(18,582)

Deferred Tax Liabilities	(18,028)	(19,675)

Deferred Tax Asset (Liability), net	$6,469	$(15,853)

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

A reconciliation of income tax expense (benefit) computed at the federal statutory rate of 21% for the years ended December 31, 2018 and 2019 to actual income tax expense at the Company’s effective rate is as follows (in thousands):

	2018	2019
Income tax expense (benefit) at federal statutory rate	$(16,947)	$13,562
State income taxes	(3,365)	2,049
Permanent differences:
Derecognition of tax assets from IRS examination	—	9,284
Equity based compensation	—	168
Contingent consideration	49	134
Credits	—	(284)
Other nondeductible expenses	48	40
Foreign income benefit	—	(155)
Change in valuation allowance	253	(45)
Other	30	81

Total Income Tax Expense (Benefit)	$(19,932)	$24,834

The Company files income tax returns in the U.S. federal jurisdiction and in multiple states. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2014.

As of December 31, 2019, the Company has no federal income tax net operating loss (“NOL”) carryforwards. The Company has state income tax NOL carryforwards of approximately $14.7 million that will expire in future years beginning in 2036.

The Company’s 2017 federal income tax return was selected for examination by the IRS in 2018. As a result of the examination, an adjustment related to the value allocated to the developed technology for tax purposes was potentially required. During 2019, the Company settled the 2017 examination and agreed to a reduction in the developed technology value from $210 million to $188 million for federal income tax purposes. As a result of this change in the value of the acquired developed technology, the Company has reduced its NOL carryforwards by approximately $2.8 million for previously taken amortization and increased the deferred tax liability related to the revised patent tax basis by approximately $4.6 million. In addition, the Company will no longer receive the tax basis upon payment of the Tax Receivable Agreement (“TRA”) liability, as the related deferred tax asset of $4.7 million for the TRA was also written off during 2019. The adjustments resulting from the change in patent value have been recorded as an income tax expense in the above rate reconciliation for the year ended December 31, 2019.

TRA - Refer to Note 12, Commitments and Contingencies, for detail on the TRA, which was contingent consideration at the time of the Array acquisition.

Realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income in the appropriate jurisdictions prior to their expirations, if any expiration. The existence of reversing temporary differences supports the recognition by the Company of certain deferred tax assets. It is not more likely than not that those deferred tax assets from certain state net operating loss carryforwards would be realized due to the Company’s lack of earnings history and as such the Company has established a valuation allowance of $253 thousand and $208 thousand for the years ended December 31, 2018 and 2019, respectively.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

ASC 740, Income Taxes, addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. In accordance with ASC 740, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company’s assessments of its tax positions in accordance with ASC 740 did not result in changes that had a material impact on results of operations, financial condition or liquidity. The Company has no unrecognized income tax benefits at either December 31, 2018 or 2019.

7.	Accrued Warranty Reserve

The following table summarizes the activity related to the estimated accrued warranty reserve during the years ended December 31, (in thousands):

	2018	2019
Beginning balance	$2,916	$1,935
Provision for warranties issued	759	2,473
Payments	(886)	(730)
Warranty expirations	(854)	(1,086)

Ending balance	$1,935	$2,592

8.	Term Loan, Revolving Loan and Letter of Credit Facility

The Company had a Term Loan Credit and Guarantee Agreement (Term Loan) as amended. The Term Loan was secured by assets of ATI Investment. The Term Loan was payable in quarterly installments of $5 million. As of December 31, 2018 and 2019, the Term Loan had a balance of $82.7 million and $57.7 million, respectively. The Term Loan accrues interest equal to applicable margin of 6.25% plus base rate (Base Rate Loan) (8.96% at December 31, 2019). The balance of the Term Loan is presented in the accompanying consolidated balance sheets net of debt discount and issuance costs of $3.4 million and $1.8 million at December 31, 2018 and 2019, respectively. The Term Loan has an annual excess cash flow calculation which could require the Company to make advance principal payments. At December 31, 2019, the excess cash flow calculation resulted in the Term Loan be classified as current on the accompanying consolidated balance sheet. The Company paid the outstanding amount due on the Term Loan on February 2, 2020 and settled all obligations with respect to the Term Loan.

The Company also has a credit facility (Revolving Loan) as amended which has a commitment of $47.5 million and matures on June 23, 2021. As of December 31, 2018 and 2019, the Revolving Loan had an outstanding balance of $39.1 million and $70 thousand, respectively. The Revolving Loan had $28.7 million in letters of credit outstanding and availability of $18.7 million at December 31, 2019. The Revolving Loan accrues interest at base rate plus applicable margin (5.75% at December 31, 2019). The borrowings under the Revolving Loan requires the borrower to maintain a lockbox with the lender and are considered short term obligations. As a result, the Revolving Loan is classified as a current liability in the accompanying consolidated balance sheets.

The Revolving Loan and Term Loan subject the Company to a number of restrictive covenants, including financial covenants. These financial covenants include a minimum fixed charge coverage ratio, net leverage ratio, EBITDA, and excess cash flow percentage, as defined in the Revolving Loan and Term Loan Credit Facility. As of December 31, 2019, the Company was in compliance with all the required covenants.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Letter of Credit Facility

On December 16, 2019, the Company entered into a letter of credit facility (“LC Facility”) to provide customers with additional credit support in the form of a standby letter of credit to secure the Company’s performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of solar projects. The LC Facility has a commitment of $100.0 million in standby letters of credit and expires August 31, 2020. At December 31, 2019, the Company had $51.0 million in outstanding standby letters of credit outstanding, secured by cash collateral.

9.	Related Party Loans

On December 7, 2018, the Company received proceeds under a $12 million uncollateralized demand promissory note with a company controlled by a unit holder of Parent. The note bore interest based on the Company’s internal cost of capital plus 1.35% and was fully repaid by the Company, including accrued interest expense of $27 thousand on December 21, 2018.

On August 22, 2018, the Company entered into a $38.6 million senior secured promissory note (the “Senior Secured Loan”) with a unit holder of Parent that bears interest at a stated rate of 12% per year, is collateralized by 100% of the common stock in ATI Investment and was originally due on February 22, 2020 but extended as described in Note 18 - Subsequent Events. Interest payments on the Senior Secured Loan are due quarterly and are based on the division of the Senior Secured Loan into two tranches: a $22.5 million tranche (“Tranche A”) that requires cash interest payments and; a $16.1 million tranche (“Tranche B”) that provides for payments in kind (“PIK”) through the addition of accrued interest to the principal balance.

The Senior Secured Loan included an up-front fee to the lender of $3.5 million, treated as an original issue discount, payment of $0.1 million in legal fees and the deposit of $1.9 million for future payments of Tranche A interest. The effective interest rate on the Senior Secured Loan, after consideration of up-front and legal fees, is approximately 19%. The balance of the Senior Secured Loan, presented in the accompanying consolidated balance sheets net of debt discount and issuance costs, is $36.6 million and $41.8 million at December 31, 2018 and 2019, respectively.

The Senior Secured Loan is subject to the restrictive covenants included in the Revolving Loan and Term Loan (see Note 8) and includes prohibitions on incurring additional indebtedness, making equity distributions and receiving equity contributions as described in the senior secured loan agreement.

For the years ended December 31, 2018 and 2019, interest expense totaled $2.6 million and $7.3 million, respectively, which consisted of cash interest, PIK interest and amortization of the debt discount.

10.	Revenues

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over-time and sales recorded at a point in time. The following table presents the Company’s revenue disaggregated by sales recorded over-time and sales recorded at a point in time for the year ended December 31, 2019 as follows (in thousands):

2019
Over-time Revenues	$599,863
Point in time Revenues	48,036

Total Revenue	$647,899

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

11.	Earnings (Loss) per Unit

The following table sets forth the computation of basic and diluted earnings (loss) per unit for the years ended December 31, (in thousands, except per unit amounts):

	2018	2019
Basic and Diluted:
Net income (loss)	$(60,764)	$39,745
Weighted-average units	1	1
Basic and diluted earnings (loss) per unit	$(60,764)	$39,745

There are 22,326,253 shares of Class B units of Parent issued to certain employees of the Company which were not included in the calculation of basic or diluted EPU for the year ended December 31, 2019 as the Class B units do not represent potential units of the Company.

12.	Commitments and Contingencies

Leases

For the Year Ended December 31,
2020	$6,337
2021	5,990
2022	5,378
2023	28

$17,733

For the year ended December 31, 2019, the Company recorded lease expenses associated with its operating leases in cost of revenue and general and administrative within its consolidated statements of operations totaling $1.5 million and $0.3 million, respectively.

Litigation

The Company, in the normal course of business, is subject to claims and litigation. Management believes that there are no outstanding claims or assessments against the Company that would result in a material unfavorable outcome.

Contingent Consideration

TRA

Concurrent with the acquisition of Array, the Company entered into a TRA with the former majority shareholder of Array. The TRA is valued based on the future expected payments under the agreement. The TRA provides for the payment by the Company to the former owners for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by Array, from the use of certain deductions generated by the increase in the tax value of the developed technology. The TRA is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the accompanying consolidated statements of operations. At December 31, 2018 and 2019, the fair value of the TRA was $17.2 million and $17.8 million, respectively.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Estimating the amount of payments that may be made under the TRA is by nature imprecise. The significant fair value inputs used to estimate the future expected TRA payments to the former owners include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the TRA.

The Company re-measured the TRA as part of an IRS settlement in 2019 in which the recognized value of developed technology was reduced. See Note 6 - Income Taxes. The Company recognized a gain of $2.7 million resulting from the reduction in the fair value of the TRA.

Payments made under the TRA consider tax positions taken by the Company and are due within 125 days following the filing of the Company’s U.S. federal and state income tax returns under procedures described in the agreement. The current portion of the TRA liability is based on tax returns. The TRA will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the TRA.

As of December 31, 2019, the undiscounted future expected payments under the TRA are as follows (in thousands):

For the Year Ended December 31,
2020	$6,293
2021	1,746
2022	1,746
2023	1,746
2024	1,746
2025 and thereafter	9,033

$22,310

Earn-Out Liability

The Company is required to pay the selling shareholders of Array future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares held by the acquirer to a third party; initial public offering of the equity securities of Parent, acquirer or the Company; the sale of equity securities or assets of Parent, acquirer or the Company to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, acquirer or the Company. The maximum aggregate earn-out consideration is $25.0 million.

The earn-out liability is included in contingent consideration in the accompanying consolidated balance sheets in the amount of $0.4 million at December 31, 2018 and 2019.

The fair value of the earn-out liability was initially determined as of the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of future cash flows, the probability of a qualifying event occurring, and a risk-free rate used to adjust the probability-weighted cash flows to their present value. Subsequent to the acquisition date, at each reporting period, the earn-out liability is re-measured to fair value with changes in fair value recorded in general and administrative in the accompanying consolidated statements of operations. Re-measurement of the earn-out liability at December 31, 2018 and 2019 resulted in no change in the fair value for the years ended December 31, 2018 and 2019.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

The following table summarizes the liability related to the estimated contingent consideration during the years ended December 31, (in thousands):

	TRA	Earn-Out Liability	Contingent Consideration
Balance, December 31, 2017	$17,993	$442	$18,435
Fair value adjustment	(825)	—	(825)

Balance, December 31, 2018	17,168	442	17,610
IRS settlement	(2,727)	—	(2,727)
Fair value adjustment	3,367	—	3,367

Balance, December 31, 2019	$17,808	$442	$18,250

The TRA and earn-out liabilities require significant judgment and are classified as Level 3 in the fair value hierarchy.

13.	Equity Based Compensation

The Company accounts for equity grants to employees (Class B units of Parent) as equity based compensation under ASC 718, Compensation-Stock Compensation. The Class B units contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest in Parent. Equity based compensation cost is measured at the grant date fair value and is recognized on a straight-line basis over the requisite service period, including those units with graded vesting with a corresponding credit to additional paid-in capital as a capital contribution from Parent. However, the amount of equity based compensation at any date is equal to the portion of the grant date value of the award that is vested.

The Class B units issued to employees are measured at fair value on the grant date using an option pricing model. The Company utilizes the estimated weighted average of the Company’s expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

On November 19, 2019, Parent issued 22,326,653 Class B units to certain employees of the Company. For the year ended December 31, 2019, the Company recognized $0.8 million in equity based compensation. At December 31, 2019, the Company had $8.2 million of unrecognized compensation costs related to Class B units which is expected to be recognized over a weighted average period of 3.25 years. There were no forfeitures during 2019.

14.	Employee Benefit Plan

The Company sponsors a qualified defined contribution 401(k) plan (the “Plan”). The Plan covers employees who have completed ninety days of service and who have attained the age of 18. The Plan allows eligible employees to contribute their compensation to the Plan on either a pre-tax basis or Roth basis up to the annual limit allowed by law. Annually, the Company, at its discretion, may elect to contribute matching contributions or profit-sharing contributions to the Plan. During the years ended December 31, 2018 and 2019, the Company made matching contributions of $0.3 million and $0.6 million, respectively.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

15.	Sales/Use Tax Examination

The Company is currently under audit by the State of California regarding sales/use tax for the period from December 1, 2011 to September 30, 2015. At December 31, 2018 and 2019, the Company recorded a sales tax payable of $0.7 million and $1.4 million, respectively, which includes estimated penalties and interest. As the period under examination relates to the pre-acquisition period and the Company has indemnification from the selling shareholders, the Company has also recorded a receivable totaling $0.7 million and $1.4 million at December 31, 2018 and 2019, respectively.

16.	Related Party Transactions

Accounts Payable - Related Party

The Company had $7.2 million and $5.9 million at December 31, 2018 and 2019, respectively, of accounts payable-related party with the former shareholders of Array and current unit holder of Parent. The payables relate to a Federal tax refund related to the pre-acquisition periods, restricted cash at acquisition date which were due to the sellers of Array upon release of the restriction offset by a receivable related to a sales/use tax audit from the pre-acquisition period for which the seller provided the Company with indemnification. The Company paid the $5.9 million outstanding at December 31, 2019 subsequent to year end.

Related Party Loans - see Note 9

Contingent Consideration - see Note 12

17.	Geographic Information

Summary information about geographic areas:

ASC 280 (“Segment Reporting”) establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment and derives revenues from selling its product. The Company’s long-lived assets are located in the United States.

Revenues within geographic areas based upon Customers’ project location for the years ended December 31, (in thousands):

	2018	2019
United States	$218,380	$563,157
Australia	51,450	51,531
Rest of the world	20,953	33,211

Total Revenues	$290,783	$647,899

18.	Subsequent Events

Amendment to Revolving Loan

On March 23, 2020, the Company amended its Revolving Loan to increase the commitment from $47.5 million to $100.0 million and extend the maturity date March 23, 2025 on similar terms.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Consolidated Financial Statements

Related Party Loan

On February 23, 2020, the Senior Secured Loan was amended to extend the due date to March 22, 2020. On March 20, 2020, the loan was again amended (“Fourth Amendment”) to extend the due date to require 50% of the principal to be paid on June 22, 2020 and the remaining unpaid balance to be paid September 22, 2020. The Fourth Amendment increased the interest rate on the Senior Secured Loan to 18% from its effective date to provide for PIK payment of the April 1, 2020 Tranche A interest of $0.6 million. The Company made a $21.7 million principal payment per the amendment on June 22, 2020 and paid the related party loan in full on July 31, 2020.

Class B Units in Parent

In May 2020, certain employees of the Company received 4,344,941 Class B Units in Parent.

Economic Developments

The Company is monitoring the recent global health emergency driven by the potential impact of the COVID-19 virus, along with global supply and demand dynamics. The extent to which these events may impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time. Though the Company has thus far avoided significant impact to performance of operations as the global crisis enters its fourth month, the Company could encounter project delays due to impacts on suppliers, customers, or others. The duration and intensity of these impacts and resulting disruption to the Company’s operations is uncertain and continues to evolve as of the date of this report. Accordingly, management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the President of the United States signed into law the CARES Act. The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improved property.

The Company continues to examine the impact that the CARES Act may have on our business. The Company began deferring the employer portion of social security payments in April 2020. In June 2020, the Company filed a carryback claim for a tentative refund of $13.0 million pursuant to the CARES Act that extended NOL carryback provisions.

The Company has reviewed subsequent events through August 11, 2020, the date these consolidated financial statements were available to be issued and has identified no other events that would require recognition or disclosure in these consolidated financial statements other than those disclosed herein.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2019	June 30, 2020 (unaudited)	Pro forma June 30, 2020 (unaudited)
Assets
Current Assets
Cash	$310,262	$18,425	$300
Restricted cash	50,995	19,559	19,559
Accounts receivable, net	96,251	98,618	98,618
Inventories, net	148,024	105,280	105,280
Income tax receivables	628	19,317	19,317
Prepaid expenses and other	13,524	6,341	9,341

Total Current Assets	619,684	267,540	252,415
Property, Plant and Equipment, net	10,660	9,826	9,826
Goodwill	69,727	69,727	69,727
Other Intangible Assets, net	223,510	210,885	210,885

Total Assets	$923,581	$557,978	$542,853

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$129,584	$29,538	$29,538
Accounts payable - related party	5,922	6,572	6,572
Accrued expenses and other	17,755	13,553	13,553
Accrued warranty reserve	2,592	3,026	3,026
Income tax payable	1,944	37,768	37,768
Deferred revenue	328,781	20,864	20,864
Current portion of contingent consideration	6,293	8,992	8,992
Revolving loan	70	—	—
Current portion of term loan	55,879	—	—
Current portion of related party loans	41,800	23,474	23,474

Total Current Liabilities	590,620	143,787	143,787
Long-Term Liabilities
Deferred tax liability	15,853	14,477	14,477
Contingent consideration, net of current portion	11,957	11,675	11,675
Revolving loan and term loan	—	4,400	579,275

Total Long-Term Liabilities	27,810	30,552	605,427

Total Liabilities	618,430	174,339	749,214

Commitments and Contingencies (Note 11)
Member’s Equity	305,151	383,639	(206,361)

Total Liabilities and Member’s Equity	$923,581	$557,978	$542,853

See accompanying notes to condensed consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per unit amounts)

	Six Months Ended June 30
	2019	2020
Revenue	$225,417	$552,634
Cost of Revenue	182,179	412,016

Gross Profit	43,238	140,618

Operating Expenses
General and administrative	15,910	25,316
Depreciation and amortization	12,762	12,743

Total Operating Expenses	28,672	38,059

Income from Operations	14,566	102,559

Other Expense
Other income (expense), net	116	(2,134)
Interest expense	(9,387)	(7,640)

Total Other Expense	(9,271)	(9,774)

Income Before Income Tax Expense	5,295	92,785
Income Tax Expense	10,519	16,708

Net Income (Loss)	$(5,224)	$76,077

Earnings (Loss) per Unit
Basic and Diluted	$(5,224)	$76,077
Weighted Average Number of Units
Basic and Diluted	1	1

Pro forma earnings per share information (unaudited)
Pro forma net income		$69,884

Pro forma basic and diluted earnings per share		$0.55

Pro forma weighted average shares outstanding—basic and diluted		126,994

See accompanying notes to condensed consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Unaudited Condensed Consolidated Statements of Changes in Member’s Equity

(in thousands)

For the Six Months Ended June 30, 2019	Units	Amount
Balance, December 31, 2018	1	$264,474
Capital contributions	—	133
Net loss	—	(5,224)

Balance, June 30, 2019	1	$259,383

For the Six Months Ended June 30, 2020
Balance, December 31, 2019	1	$305,151
Equity based compensation	—	2,411
Net income	—	76,077

Balance, June 30, 2020	1	$383,639

See accompanying notes to condensed consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended June 30,
	2019	2020
Cash Flows from Operating Activities
Net income (loss)	$(5,224)	$76,077
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for (recovery of) bad debts	(3,901)	223
Deferred tax (benefit) expense	10,835	(1,376)
Depreciation and amortization	13,657	13,724
Amortization of debt discount and issuance costs	2,030	2,160
Interest paid-in-kind	1,696	3,073
Equity based compensation	—	2,411
Change in fair value of contingent consideration	(1,790)	2,417
Warranty provision	193	597
Provision for inventory obsolescence	(24)	221
Changes in operating assets and liabilities
Accounts receivable	(30,452)	(2,590)
Inventories	(28,632)	42,523
Income tax receivables	4,865	(18,689)
Prepaid expenses and other	366	7,183
Accounts payable	27,811	(99,396)
Accrued expenses and other	660	(4,365)
Income tax payable	842	35,824
Deferred revenue	4,225	(307,917)

Net Cash Used in Operating Activities	(2,843)	(247,900)

Cash Flows Used in Investing Activities
Purchase of property, plant and equipment	(434)	(265)

Cash Flows from Financing Activities
Proceeds from (payments on) revolving loan	(9,625)	4,330
Principal payments on term loan	(15,000)	(57,702)
Payments on related party loans	—	(21,736)
Capital contributions	133	—

Net Cash Used in Financing Activities	(24,492)	(75,108)

Net Decrease in Cash and Restricted Cash	(27,769)	(323,273)
Cash and Restricted Cash, beginning of year	40,826	361,257

Cash and Restricted Cash, end of year	$13,057	$37,984

Supplemental Cash Flow Information
Cash paid for interest	$5,734	$2,925
Cash paid for income taxes	$7	$950

See accompanying notes to condensed consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Organization and Business

ATI Intermediate Holdings, LLC (the “Company”) is a Delaware corporation formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC (the “Parent”). The Company is headquartered in Albuquerque, New Mexico, and manufactures and supplies solar tracking systems and related products for customers across the United States and internationally. The Company, through its wholly-owned subsidiaries, High Desert Finance, LLC (“HDF”) and ATI Investment Holdings, Inc. (“ATI Investment”) owns two other subsidiaries through which its conducts substantially all operations; Array Technologies, Inc. and Array Technologies Patent Holdings Co., LLC (“Array”). Parent acquired Array on July 8, 2016.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of ATI Intermediate Holdings, LLC and its Subsidiaries, which include HDF, ATI Investment and Array. All intercompany accounts and transactions have been eliminated upon consolidation.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2020, the statements of operations, the statements of member’s equity and statements of cash flows for the six months ended June 30, 2019 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2019 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2019 and 2020 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period. The balance sheet as of December 31, 2019 included herein was derived from the audited financial statements as of that date. Certain disclosures have been condensed or omitted from the interim financial statements. These financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates include impairment of goodwill, impairment of long-lived assets, fair value of contingent consideration, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets and warranty reserve. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019, or COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. To date, the Company has maintained uninterrupted business operations with normal turnaround times for its delivery of solar tracking systems. The Company has implemented adjustments to its operations designed to keep employees safe and comply with federal, state and local guidelines, including those regarding social distancing. The extent to which COVID19 may further impact the Company’s business, results of operations, financial condition and cash flows will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In response to COVID-19, the United States government has passed legislation and taken other actions to provide financial relief to companies and other organizations affected by the pandemic.

Revenue Recognition

The Company recognized revenues from the sale of solar tracking systems and parts and determines its revenue recognition through the following steps (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue when, or as the performance obligation has been satisfied.

Performance Obligations

The Company’s contracts with customers are predominately accounted for as one performance obligation, as the majority of tasks and services is part of a single project or capability. As these contracts are typically a customized assembly for a customer-specific solution, the Company uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. The Company analyzes its change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract. The Company’s change orders are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized. The majority of the Company’s contracts do not contain variable consideration provisions as a continuation of the original contract.

The Company’s performance obligations are satisfied predominately over-time as work progresses for its custom assembled solar systems, utilizing an output measure of completed products and based on the timing of the product’s shipments considering the shipping terms described in the contract.

Revenue recognized for the Company’s part sales are recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Contract Estimates

Accounting for contracts utilizing the over-time method and their expected cost-plus margins is based on various assumptions to project the outcome of future events that can exceed a year. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the availability and timing of funding from the customer. The Company reviews and updates its contract-related estimates each reporting period. The Company recognizes adjustments in estimated expected cost-plus on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheets. The majority of the Company’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets (i.e. unbilled receivables) and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time. As of December 31, 2019 and June 30, 2020, contract assets consisting of unbilled receivables totaling $16.1 million and $13.7 million, respectively, are recorded within accounts receivable on the consolidated balance sheets on a contract-by-contract basis at the end of the reporting period. The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e. deferred revenue) relate to advanced orders and payments received by the Company and are the result of customers looking to take advantage of certain U.S. federal tax incentives set to decrease at the end of 2019. Based on the terms of the tax incentives the customer must pay for the goods prior to December 31, 2019 which accounts for the increase in the advanced orders and payments and the resulting deferred revenue at December 31, 2019 and subsequent reduction for deliveries which occurred during the six months ended June 30, 2020. As of December 31, 2019 and June 30, 2020, contract liabilities consisting of deferred revenue were $328.8 million and $20.9 million, respectively and were recorded on a contract-by-contract basis at the end of each reporting period. During the six months ended June 30, 2019 and 2020, the Company converted $20.1 million and $327.5 million deferred revenue to revenue, respectively, which represented 97.2% and 99.8% of the prior years deferred revenue balance.

Remaining Performance Obligations

As of June 30, 2020, the Company had $142.4 million of remaining performance obligations. The Company expects to recognize revenue on 100% of these performance obligations in the next twelve months.

Equity-Based Compensation

The Company recognizes equity-based compensation expense based on the equity award’s grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the underlying unit price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Earnings per Unit (“EPU”)

Basic earnings (loss) per unit, or EPU, is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period. Diluted EPU takes into account the potential dilution that could occur if securities or other contracts to issue units, such as stock options and unvested restricted stock units, were exercised and converted into units. Diluted EPU is computed by dividing net income (loss) available to unit holders by the weighted average units outstanding during the period, increased by the number of additional units that would have been outstanding if the potential units had been issued and were dilutive.

Unaudited Pro Forma Information

The accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2020 has been prepared to give effect to the payment of a special distribution of $590 million to be declared by the Company’s board of directors and the funding of such special distribution with borrowings under a new $575 million first lien term loan and cash on hand.

Prior to the issuance of any shares of common stock in an initial public offering, we will convert from a Delaware limited liability company to a Delaware corporation (the “Corporate Conversion”), complete a stock split which gives effect to a 1-for-1.2 stock split (the “Stock Split”) of our common stock issued in the Corporate Conversion, pay a special distribution to our Parent and change our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. In connection with the Corporate Conversion, our outstanding member units will be converted into shares of common stock. The unaudited pro forma earnings per common share is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the outstanding member’s units into shares of common stock, the Stock Split and special distribution as if such conversion and special distribution had occurred at the beginning of the period presented, or the date of original issuance, if later.

Pro forma basic earnings per share is computed using pro forma net income divided by the weighted-average number of common shares outstanding during the period. Pro forma net income reflects additional interest expense (net of tax) of $6.2 million assumed incurred to finance the portion of the special distribution that exceeds both the gross proceeds from the equity offering and the previous twelve months earnings. Weighted average number of common shares outstanding includes shares related to the Corporate Conversion and Stock Split and shares to give effect to the number of shares whose proceeds would be necessary to pay the special distribution. Pro forma diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive equity awards outstanding during the period. There were no potentially dilutive equity awards in the period presented.

CARES Act Payroll Tax Deferral

The CARES Act permits employers to defer the payment of the employer share of social security taxes due for the period beginning March 27, 2020 and ending December 31, 2020. Of the amounts deferred, 50% are required to be paid by December 31, 2021 and the remaining 50% are required to be paid by December 31, 2022. The Company began deferring payment of the employer share of social security taxes in April 2020. As of June 30, 2020, the Company had deferred payment of $0.4 million of such taxes.

Credit Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The Company has no significant off balance sheet

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

concentrations of credit risk. The Company maintains its cash and restricted cash with financial institutions that are believed to be of high credit quality and has not experienced any material losses relating to any cash and restricted cash. As of December 31, 2019 and June 30, 2020, $360.9 million and $37.6 million, respectively, of the Company’s bank balances were uninsured and uncollateralized and exposed to custodial credit risk.

The Company’s customer base consists primarily of solar contractors. The Company does not require collateral on its trade receivables. For the six months ended June 30, 2019, the Company’s largest customer and five largest customers constituted 33.9% and 64.7% of total revenues, respectively. Two customers make up 44.7% of revenue and are the only customers constituting greater than 10% of total revenue. For the six months ended June 30, 2020, the Company’s largest customer and five largest customers constituted 17.7% and 51.6% of total revenues, respectively. Two customers make up 28.4% of revenue and are the only customers greater than 10% of total revenue. The loss of any one of the Company’s top five customers could have a materially adverse effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of December 31, 2019, the Company’s largest customer and five largest customers constituted 29.5% and 69.0% of trade accounts receivable, respectively. As of June 30, 2020, the Company’s largest customer and five largest customers constituted 8.4% and 9.0% of trade accounts receivable, respectively. The Company continually evaluates its reserves for potential credit losses and establishes reserves for such losses.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Assets valued using Level 1 inputs are determined by quoted market prices derived from an active market and Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Level 3 inputs are valued by management’s assumptions about the assumptions the market participants would utilize in pricing the asset.

The fair values of the Company’s cash, restricted cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company’s notes payable and related party loans approximates their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms.

The Company follows the provisions of FASB ASC Topic 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company, this applies to certain nonfinancial assets and liabilities acquired in business combinations and measurement of goodwill impairment and non-amortizable intangibles and is thereby measured at fair value. The Company has determined such fair value primarily by third-party valuations.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

New Accounting Standards

To be adopted

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) “Leases” which supersedes the lease recognition requirements in ASC Topic 840, “Leases”. Under ASU No. 2016-02, lessees are required to recognize assets and liabilities on the consolidated balance sheets for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. For companies that are not emerging growth companies (“EGCs”), the ASU is effective for fiscal years beginning after December 15, 2018. For EGCs, the ASU is effective for fiscal years beginning after December 15, 2021. The Company will adopt the new standard using the modified retrospective method, under which the Company will apply Topic 842 to existing and new leases as of January 1, 2022, but prior periods will not be restated and will continue to be reported under Topic 840 guidance in effect during those periods. The Company anticipates that the adoption will not have a material impact on its consolidated statements of operations or its consolidated statements of cash flows but expects to recognize right-of-use assets and liabilities for lease obligations associated with its operating leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, which was subsequently amended by ASU No. 2018-19 and ASU No. 2019-10, requires the measurement of expected credit losses for financial instruments carried at amortized cost held at the reporting date based on historical experience, current conditions and reasonable forecasts. The updated guidance also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company will continue to assess the possible impact of this standard, but currently does not expect the adoption of this standard will have a significant impact on its consolidated financial statements and its limited history of bad debt expense relating to trade accounts receivable.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement against or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”), which is intended to simplify various aspects of the accounting for income taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

3.	Inventories

Inventories consist of the following at (in thousands):

	December 31, 2019	June 30, 2020 (unaudited)
Raw materials	$62,923	$42,109
Finished goods	90,301	68,592
Reserve for excess or obsolete inventory	(5,200)	(5,421)

Total	$148,024	$105,280

4.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at (in thousands):

	Estimated Useful Lives (Years)	December 31, 2019	June 30, 2020 (unaudited)
Land	N/A	$1,340	$1,340
Buildings and land improvements	15-39	2,464	2,487
Manufacturing equipment	7	12,631	12,731
Furniture, fixtures and equipment	5-7	277	287
Vehicles	5	140	140
Hardware and software	3-5	398	515

		17,250	17,500
Less: accumulated depreciation		(6,590)	(7,674)

Total		$10,660	$9,826

Depreciation expense was $1.0 million and $1.1 million, respectively, for the six months ended June 30, 2019 and 2020, of which $0.9 million and $1.0 million, respectively, has been allocated to cost of revenue and $0.1 million and $0.1 million, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations for the six months ended June 30, 2019 and 2020.

5.	Goodwill and Other Intangible Assets

Goodwill

Goodwill relates to the acquisition of Array. At the acquisition date, July 8, 2016, goodwill was $121.6 million. At December 31, 2019 and June 30, 2020 goodwill totaled $69.7 million, net of accumulated impairment of $51.9 million and is not deductible for tax purposes.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Other Intangible Assets

Other intangible assets consisted of the following at (in thousands):

	Estimated Useful Lives (Years)	December 31, 2019	June 30, 2020 (unaudited)
Amortizable:
Costs:
Developed technology	14	$203,800	$203,800
Customer relationship	10	89,500	89,500
Internal-use software modification costs	2.5	4,356	4,356

Total Amortizable Intangibles		297,656	297,656

Accumulated amortization:
Developed technology		50,676	57,954
Customer relationship		31,157	35,632
Internal-use software modification costs		2,613	3,485

Total Accumulated Amortization		84,446	97,071

Total Amortizable Intangibles, Net		213,210	200,585

Non-amortizable costs:
Trade name		10,300	10,300

Total Other Intangible Assets, Net		$223,510	$210,885

Amortization expense related to intangible assets amounted to $12.6 million for the six months ended June 30, 2019 and 2020. Estimated future annual amortization expense for the above amortizable intangible assets for the remaining periods through December 31, as follows (in thousands):

Amortization Expense
2020	$12,625
2021	23,507
2022	23,507
2023	23,507
2024	23,507
Thereafter	93,932

$200,585

6.	Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. Among other things, the CARES Act provided the ability for taxpayers to carryback a net operating loss (“NOL”) arising in a taxable year beginning after December 31, 2017 and before January 1, 2021 to each of the five years preceding the year of the loss. The Company generated a significant NOL during its tax year ended March 31, 2019 and filed a carryback claim in June 2020 for this NOL. As a result of the carryback claim, the Company recorded an income tax benefit of $6.6 million on its condensed consolidated statement of operations for the six months ended June 30, 2020, resulting from the difference in the current U.S. federal tax rate of 21% and the tax rate of 35% applicable in the carryback year.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company’s 2017 federal income tax return was selected for examination by the IRS in 2018. As a result of the examination, an adjustment related to the value allocated to the developed technology for tax purposes was potentially required. During 2019, the Company settled the 2017 examination and agreed to a reduction in the developed technology value from $210 million to $188 million for federal income tax purposes. As a result of this change in the value of the acquired developed technology, the Company has reduced its NOL carryforwards by approximately $2.8 million for previously taken amortization and increased the deferred tax liability related to the revised developed technology tax basis by approximately $4.6 million. In addition, the Company will no longer receive the tax basis upon payment of the Tax Receivable Agreement (“TRA”) liability, as the related deferred tax asset of $4.7 million for the TRA was also written off during 2019. The adjustments resulting from the change in developed technology value have been recorded as an income tax expense for the six months ended June 30, 2019.

7.	Term Loan, Revolving Loan and Letter of Credit Facility

The Company had a Term Loan Credit and Guarantee Agreement (Term Loan) as amended. The Term Loan was secured by assets of ATI Investment. The Term Loan was payable in quarterly installments of $5 million. As of December 31, 2019, the Term Loan had a balance of $57.7 million. The Term Loan accrued interest equal to applicable margin of 6.25% plus base rate (Base Rate Loan) (8.96% at December 31, 2019). The balance of the Term loan is presented in the accompanying consolidated balance sheets net of debt discount and issuance costs of $1.8 million at December 31, 2019. The Term Loan had an annual excess cash flow calculation which could require the Company to make advance principal payments. At December 31, 2019, the excess cash flow calculation resulted in the Term Loan be classified as current on the accompanying consolidated balance sheet. The Company paid the outstanding amount due on the Term Loan on February 2, 2020 and settled all obligations with respect to the Term Loan.

The Company has a credit facility (Revolving Loan) as amended which has a commitment of $100.0 million and matures on March 23, 2025. As of December 31, 2019 and June 30, 2020, the Revolving Loan had an outstanding balance of $70 thousand and $4.4 million, respectively. The Revolving Loan had $18.6 million in letters of credit outstanding and availability of $59.0 million at June 30, 2020. The Revolving Loan accrues interest at base rate plus applicable margin (4.25% at June 30, 2020).

The Revolving Loan and Term Loan subject the Company to a number of restrictive covenants, including financial covenants. These financial covenants include a minimum fixed charge coverage ratio, net leverage ratio, EBITDA, and excess cash flow percentage, as defined in the Revolving Loan and Term Loan Credit Facility. As of June 30, 2020, the Company was in compliance with all the required covenants.

Letter of Credit Facility

On December 16, 2019, the Company entered into a letter of credit facility (“LC Facility”) to provide customers with additional credit support in the form of a standby letter of credit to secure the Company’s performance obligations under contracts for which certain customers elected to prepay for the design and manufacture of solar projects. The LC Facility has a commitment of $100.0 million in standby letters of credit which expired August 31, 2020. At December 31, 2019 and June 30, 2020, the Company had $51.0 million and $19.6 million, respectively, in outstanding standby letters of credit outstanding, secured by cash collateral.

8.	Related Party Loan

On August 22, 2018, the Company entered into a $38.6 million senior secured promissory note, as amended (the “Senior Secured Loan”) with a unit holder of Parent that bears interest at a stated rate of 12% per year. Interest

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

payments on the Senior Secured Loan are due quarterly and were based on the division of the Senior Secured Loan into two tranches: a $22.5 million tranche (“Tranche A”) that requires cash interest payments and; a $16.1 million tranche (“Tranche B”) that provides for payments in kind (“PIK”) through the addition of accrued interest to the principal balance.

The Senior Secured Loan included an up-front fee to the lender of $3.5 million, treated as an original issue discount, payment of $0.1 million in legal fees and the deposit of $1.9 million for future payments of Tranche A interest. The effective interest rate on the Senior Secured Loan, after consideration of up-front and legal fees, is approximately 19%. The balance of the Senior Secured Loan, presented in the accompanying consolidated balance sheets net of debt discount and issuance costs, is $41.8 million and $23.5 million at December 31, 2019 and June 30, 2020, respectively. The Company paid the remaining outstanding balance and accrued interest on July 31, 2020 to settle the obligation with respect to the Senior Secured Loan.

The Senior Secured Loan is subject to the restrictive covenants included in the Revolving Loan and Term Loan and includes prohibitions on incurring additional indebtedness, making equity distributions and receiving equity contributions as described in the Senior secured Loan Agreement.

For the six months ended June 30, 2019 and 2020, interest expense totaled $3.6 million and $3.5 million, respectively, which consisted of cash interest, PIK interest and amortization of the debt discount.

9.	Revenues

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over-time and sales recorded at a point in time. The following table presents the Company’s revenue disaggregated by sales recorded over-time and sales recorded at a point in time for the six months ended June 30, as follows (in thousands):

	2019	2020
Over-time Revenues	$212,363	$516,598
Point in time Revenues	13,054	36,036

Total Revenue	$225,417	$552,634

10.	Earnings (Loss) per Unit

The following table sets forth the computation of basic and diluted earnings (loss) per unit for the six months ended June 30, (in thousands, except per unit amounts):

	2019	2020
Basic and Diluted:

Net income (loss)	$(5,224)	$76,077
Weighted-average units	1	1
Basic and diluted net earnings (loss) per unit	$(5,224)	$76,077

There are 26,671,594 Class B units and 1,000 Class C units of Parent issued to certain employees or directors of the Company which were not included in the calculation of basic or diluted EPU for the six months ended June 30, 2020 as the Class B and Class C units do not represent potential units of the Company.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

11.	Commitments and Contingencies

Litigation

The Company, in the normal course of business, is subject to claims and litigation. Management believes that there are no outstanding claims or assessments against the Company that would result in a material unfavorable outcome.

Contingent Consideration

TRA

Concurrent with the acquisition of Array, the Company entered into a TRA with the former majority shareholder of Array. The TRA is valued based on the future expected payments under the agreement. The TRA provides for the payment by the Company to the former owners for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by Array, from the use of certain deductions generated by the increase in the tax value of the developed technology. The TRA is accounted for as contingent consideration and subsequent changes in fair value of the contingent liability are recognized in general and administrative in the accompanying consolidated statements of operations. At December 31, 2019 and June 30, 2020, the fair value of the TRA was $17.8 million and $18.8 million, respectively.

Estimating the amount of payments that may be made under the TRA is by nature imprecise. The significant fair value inputs used to estimate the future expected TRA payments to the former owners include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the TRA.

Payments made under the TRA consider tax positions taken by the Company and are due within 125 days following the filing of the Company’s U.S. federal and state income tax returns under procedures described in the agreement. The current portion of the TRA liability is based on tax returns. The TRA will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the TRA.

As of June 30, 2020, the undiscounted future expected payments through December 31, under the TRA are as follows (in thousands):

2020	$7,430
2021	1,711
2022	1,748
2023	1,748
2024	1,748
2025 and thereafter	10,929

$25,314

Earn-Out Liability

The Company is required to pay the selling shareholders of Array future contingent consideration consisting of earn-out payments in the form of cash upon the occurrence of certain events, including the sale, transfer, assignment, pledge, encumbrance, distribution or disposition of shares held by the acquirer to a third party; initial public offering of the equity securities of Parent, acquirer or the Company; the sale of equity securities or assets of Parent, acquirer or the Company to a third-party; or a merger, consolidation, recapitalization or reorganization of Parent, acquirer or the Company. The maximum aggregate earn-out consideration is $25.0 million.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

The earn-out liability is included in contingent consideration in the accompanying consolidated balance sheets in the amount of $0.4 million and $1.8 million at December 31, 2019 and June 30, 2020, respectively.

The fair value of the earn-out liability was initially determined as of the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of future cash flows, the probability of a qualifying event occurring, and a risk-free rate used to adjust the probability-weighted cash flows to their present value. Subsequent to the acquisition date, at each reporting period, the earn-out liability is re-measured to fair value with changes in fair value recorded in general and administrative in the accompanying consolidated statements of operations.

The following table summarizes the liability related to the estimated contingent consideration during the six months ended June 30, (in thousands):

	TRA	Earn-Out Liability	Contingent Consideration
Balance, December 31, 2018	$17,168	$442	$17,610
Fair value adjustment	(1,790)	—	(1,790)

Balance, June 30, 2019	$15,378	$442	$15,820

Balance, December 31, 2019	$17,808	$442	$18,250
Fair value adjustment	1,037	1,380	2,417

Balance, June 30, 2020	$18,845	$1,822	$20,667

The TRA and earn-out liabilities require significant judgment and are classified as Level 3 in the fair value hierarchy.

12.	Equity Based Compensation

The Company accounts for equity grants to employees (Class B units and Class C units, “the Units”, of Parent) as equity based compensation under ASC 718, Compensation-Stock Compensation. The Units contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest in Parent. Equity based compensation cost is measured at the grant date fair value and is recognized on a straight-line basis over the requisite service period, including those units with graded vesting with a corresponding credit to additional paid-in capital as a capital contribution from Parent. However, the amount of equity based compensation at any date is equal to the portion of the grant date value of the award that is vested.

The Units issued to employees are measured at fair value on the grant date using an option pricing model. The Company utilizes the estimated weighted average of the Company’s expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

On November 19, 2019 and May 19, 2020, Parent issued 22,326,653 and 4,344,941, respectively, Class B units to certain employees of the Company. On March 28, 2020, Parent issued 1,000 Class C units to a member of the board of directors of Array Technologies, Inc.

For the six months ended June 30, 2020, the Company recognized $2.4 million in equity based compensation. At June 30, 2020, the Company had $8.4 million of unrecognized compensation costs related to Class B units which is expected to be recognized over a period of 3.5 years. There were no forfeitures during 2020.

ATI Intermediate Holdings, LLC and Subsidiaries

(a wholly-owned Subsidiary of ATI Investment Parent, LLC)

Notes to Condensed Consolidated Financial Statements (Unaudited)

13.	Related Party Transactions

Accounts Payable-Related Party

The Company had $5.9 million and $6.6 million at December 31, 2019 and June 30, 2020, respectively, of accounts payable - related party with the former shareholders of Array and current unit holder of Parent. The payables relate to a Federal tax refund related to the pre-acquisition periods, restricted cash at acquisition date which were due to the sellers of Array upon release of the restriction offset by a receivable related to a sales/use tax audit from the pre-acquisition period for which the seller provided the Company with indemnification.

Consent Fees-Related Party

The Company incurred $2.2 million in consent fees with the former majority shareholder of Array to allow a carryback of post-acquisition net operating losses to pre-acquisition periods under the CARES Act. The consent fee is included in accounts payable – related party and other income (expense), net in the accompanying condensed consolidated financial statements at June 30, 2020 and for the six months ended June 30, 2020, respectively.

Related Party Loans - see Note 8

Contingent Consideration - see Note 11

14.	Subsequent Events

The Company has reviewed subsequent events through September 11, 2020, the date these condensed consolidated financial statements were available to be issued and has identified no other events that would require recognition or disclosure in these condensed consolidated financial statements.

             Shares

ARRAY TECHNOLOGIES, INC.

Common Stock

Joint Book-Running Managers
Goldman Sachs & Co. LLC	J.P. Morgan	Guggenheim Securities	Morgan Stanley

Credit Suisse	Barclays	UBS Investment Bank

Co-Managers

Cowen	Oppenheimer & Co.	MUFG	Nomura

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$88,924
FINRA filing fee	116,938
Nasdaq listing fee	295,000
Printing	540,000
Legal fees and expenses	2,100,000
Accounting fees and expenses	875,000
Transfer agent and registrar fees	20,850
Miscellaneous expenses	—

Total:	$4,036,712

Item 14.	Indemnification of Directors and Officers.

We are currently a Delaware limited liability company. Immediately before our registration statement for this offering is declared effective, we will convert into a Delaware corporation and change our name from ATI Intermediate Holdings, LLC to Array Technologies, Inc. Upon completion of this conversion, we will be subject to the DGCL.

Section 145 of the DGCL authorizes a corporation’s Board of Directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s Board of Directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant also maintains directors’ and officers’ insurance to insure such persons against certain liabilities.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Certificate of Incorporation and Bylaws.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, the registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities. The historical share data set forth in this section has not been adjusted to reflect the Stock Split that is expected to be effected prior to the completion of this offering:

(1)

The registrant was formed under the laws of the State of Delaware on December 6, 2018, and in connection therewith issued 1,000 units to ATI Investment Parent, LLC. This issuance was made without registration under the Securities Act in reliance upon Section 4(a)(2) thereof.

(2)

Prior to the effectiveness of this registration statement, the registrant will complete the Corporate Conversion and the issuance of shares of the registrant’s common stock to ATI Investment Parent, LLC pursuant to the Corporate Conversion will not be registered under the Securities Act, and such shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The conversion of the registrant’s units held by ATI Investment Parent, LLC after the Corporate Conversion into shares of the registrant’s common stock will not be registered under the Securities Act, and the shares will be issued to ATI Investment Parent, LLC in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Item 16.	Exhibits

Exhibit Number	Document

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering

3.2**	Form of Bylaws, to be effective upon completion of this offering

5.1**	Opinion of Kirkland & Ellis LLP

10.1*	Amended and Restated ABL Credit and Guarantee Agreement, dated as of March 23, 2020, by and among ATI Investment Holdings, Inc., Wells Fargo Bank, National Association, as administrative agent, and the lenders from time to time party thereto

10.2**	Form of Registration Rights Agreement

10.3*	Tax Receivable Agreement, dated as of July 8, 2016, between Array Technologies, Inc. and Ron P. Corio

10.4	Form of Array Technologies, Inc. 2020 Long-Term Incentive Plan

10.5*	Earnout Agreement, dated June 23, 2016, by and among ATI Investment Parent, LLC, ATI Investment Sub, Inc., Array Technologies, Inc., and the seller parties thereto

10.6*	Employment Offer Letter, dated August 7, 2018, between Array Technologies, Inc. and Stuart Bolland

10.7*	Amendment to Employment Offer Letter, dated May 25, 2019, between Array Technologies, Inc. and Stuart Bolland

10.8*	Employment Offer Letter, dated April 25, 2018, between Array Technologies, Inc. and Jim Fusaro

10.9*	Employment Offer Letter, dated December 19, 2016, between Array Technologies, Inc. and Jeff Krantz

10.10*	Amendment to Employment Offer Letter, dated May 23, 2019, between Array Technologies, Inc. and Jeff Krantz

10.11**	Form of Director and Officer Indemnification Agreement

21.1	List of Subsidiaries of the Registrant

23.1	Consent of BDO USA, LLP, independent registered public accounting firm

23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of IHS Global Inc.

24.1*	Power of Attorney (included in signature page)

99.1*	Consent of Jim Fusaro to be named as a director nominee

99.2*	Consent of Troy Alstead to be named as a director nominee

99.3*	Consent of Frank Cannova to be named as a director nominee

99.4*	Consent of Ron P. Corio to be named as a director nominee

99.5*	Consent of Brad Forth to be named as a director nominee

99.6*	Consent of Peter Jonna to be named as a director nominee

99.7*	Consent of Jason Lee to be named as a director nominee

99.8*	Consent of Orlando D. Ashford to be named as a director nominee

*	Previously filed.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ATI Intermediate Holdings, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico on October 7, 2020.

ATI Intermediate Holdings, LLC

By:	/s/ Jim Fusaro
	Name:	Jim Fusaro
	Title:	Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Jim Fusaro Jim Fusaro	Chief Executive Officer and Manager (principal executive officer)	October 7, 2020

/s/ Nipul Patel Nipul Patel	Chief Financial Officer (principal financial officer and principal accounting officer)	October 7, 2020

* Troy Alstead	Manager	October 7, 2020

* Orlando D. Ashford	Manager	October 7, 2020

* Frank Cannova	Manager	October 7, 2020

* Ron P. Corio	Manager	October 7, 2020

* Brad Forth	Chairman of the Board of Managers	October 7, 2020

* Peter Jonna	Manager	October 7, 2020

* Jason Lee	Manager	October 7, 2020

* /s/ Nipul Patel Nipul Patel Attorney-in-Fact